Filed by Companhia Siderúrgica Belgo-Mineira
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Companhia Siderúrgica de Tubarão
Commission File No. 132-02304

THE FOLLOWING ARE MATERIALS FILED WITH THE BRAZILIAN SECURITIES AND
EXCHANGE COMMISSION (COMISSÃO DE VALORES MOBILIÁRIOS) AND MADE
PUBLIC BY COMPANHIA SIDERÚRGICA BELGO-MINEIRA (“BELGO”) AND BY
COMPANHIA SIDERÚRGICA DE TUBARÃO (“CST”) RELATING TO THE PROPOSED
MERGER OF SHARES (INCORPORAÇÃO DE AÇÕES) OF CST WITH BELGO

* * * * *

     These materials may include forward-looking statements. These forward-looking statements are based largely on BELGO’s and CST’s current beliefs, expectations and projections about future events and financial trends affecting their businesses. These forward-looking statements, among other things, relate to:

  management strategy;
  trends in the world steel market;
  operating efficiencies;
  integration of new business units;
  market position;
  revenue growth;
  taxable income;
  cost savings;
  capital expenditures;
  dividends expectations;
  influence of controlling shareholders;
  litigation; and
  the timetable for the merger of shares and certain transactions described in this prospectus.

     Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar

1

expressions. These statements reflect BELGO’s and CST’s current expectations. They are subject to a number of risks and uncertainties, including but not limited to changes in regulation, the global and local steel industry and local economic conditions.

     In light of the many risks and uncertainties surrounding the steel industry, the forward-looking statements contained in these materials may not be realized. You are cautioned not to place undue reliance on any forward-looking information.

     All forward-looking statements included in these materials are based on information available as of this date. BELGO undertakes no obligations to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. The foregoing list of uncertainties is not exhaustive.

      Investors and security holders are urged to read the prospectus regarding the strategic business combination transaction, which BELGO will file with the U.S. Securities and Exchange Commission as part of its Registration Statement on Form F-4, because it will contain important information. Investors and security holders will be able to obtain a free copy of these materials and other documents to be filed by BELGO with the Commission, including the Registration Statement, on the Commission’s website at www.sec.gov. These materials may also be obtained for free from BELGO.

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EXHIBIT INDEX

Exhibit
Number	Description

1	Protocol and Justification of the Merger of Shares of Companhia Siderúrgica de Tubarão with Companhia Siderúrgica Belgo-Mineira, including valuation reports from Deutsche Bank Securities, Inc., Banco UBS S.A., Apsis Consultoria Empresarial S/C Ltda. and Afas Adviser Consultores Associados Ltda.

2	Protocol and Justification of the Merger of Arcelor Aços do Brasil S.A. and APSL ONPN Participações into Companhia Siderúrgica Belgo- Mineira

3	CST’s Extraordinary Shareholders’ Meeting (Call for Meeting) relating to the merger of shares

4	BELGO’s Extraordinary Shareholders’ Meeting (Call for Meeting)relating to the merger of shares

5	BELGO’s Extraordinary Shareholders’ Meeing (Call for Meeting)relating to the merger of Arcelor Aços do Brasil S.A. and APSL ONPN Participações into BELGO

6	BELGO’s Special Preferred Shareholders’ Meeting (Call for Meeting)

7	Notice of Material Fact, announcing the merger of shares

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Exhibit 1

Protocol and Justification to the Merger by Companhia Belgo-Mineira Of
Shares Issued by Companhia Siderúrgica de Tubarão

between

Companhia Siderúrgica de Tubarão

and

Companhia Siderúrgica Belgo-Mineira

________________________________

Dated of July 27, 2005

________________________________

Protocol and Justification to the Merger by Companhia Belgo-Mineira of Shares Issued by Companhia Siderúrgica de Tubarão

By this private instrument, “Protocol and Justification to the Merger by Companhia Belgo-Mineira of Shares Issued by Companhia Siderúrgica de Tubarão for its Conversion into a Wholly-Owned Subsidiary” entered into on July 27, 2005 (“Protocol and Justification”), the parties:

a.	Companhia Siderúrgica de Tubarão, a corporation with head office at Avenida Brigadeiro Eduardo Gomes, n.º 930, Cidade da Serra, State of Espírito Santo, enrolled with the Corporate Taxpayer Registry (CNPJ/MF) under No. 21.251.974/0001-02 (“CST”), herein represented pursuant to its bylaws, in the capacity of the company which shares will be merged; and

b.	Companhia Siderúrgica Belgo-Mineira , a corporation with head office at Avenida Carandaí, 1.115, 20 th to 26 th Floors, in the City of Belo Horizonte, State of Minas Gerais, enrolled with the Corporate Taxpayer Registry (CNPJ/MF) under No. 24.315.012/0001-73 (“BELGO” and, collectively with CST, “Companies”), herein represented pursuant to its bylaws, in the capacity of acquiring company;

WHEREAS BELGO is a publicly-held company, which capital stock fully subscribed and paid up is R$ 3.000.000.000,00 divided as of this date into 3.905.001.336 common shares and 3.179.127.961 preferred shares, all registered and without par value;

WHEREAS CST is a publicly-held company, which capital stock fully subscribed and paid up is R$ 2.782.105.976,27, divided as of this date into 19.666.329.000 common shares and 31.310.111.303 preferred shares, all registered and without par value;

WHEREAS there is an interest in consolidating in BELGO the assets of CST and Vega do Sul S.A.;

WHEREAS such consolidation process comprises the following corporate acts: (a) the merger of Arcelor Aços do Brasil Ltda. (“AAB”) into BELGO; (b) the merger of APSL ONPN Participações S.A. (“APSL”) into BELGO (collectively, “AAB and APSL’s Mergers”), assuming the approval of such acts for the purposes of this Protocol and Justification; and (c) the merger of CST shares, by BELGO, with the purpose of converting CST into a wholly-owned subsidiary of BELGO (“Merger of CST’s Shares” and collectively with the AAB and APSL’s Mergers, “Restructuring”);

WHEREAS each of such corporate acts is an essential and indispensable element of the

Restructuring, all of which intrinsically connected;

WHEREAS, in addition to the Restructuring, it is intended to convert, prior to the Merger of CST’s Shares, all preferred shares of BELGO into common shares, in the proportion of one common share per each preferred share (“Conversion”); and

WHEREAS the management of BELGO and CST, by means of this Protocol and Justification, intend to establish the proposed terms and conditions of the Merger of CST’s Shares and assuming the implementation of the AAB and APSL’s Mergers.

NOW, THEREFORE, the managers of BELGO and CST, for the purposes of Article 252 of Law 6,404, of December 15, 1976 (“Brazilian Corporate Law”), decide to enter into this Protocol and Justification in accordance with the following terms and conditions.

Section One
Number, Type and Class of Shares to be assigned

1.1. Number, Type and Class of Shares to be assigned. As a result of the Merger of CST’s Shares, one common share issued by BELGO will be assigned to each 9,32 common or preferred shares issued by CST.

1.2. Criteria Used to Determine the Exchange Ratio. The established exchange ratio was determined based on the criterion of BELGO and CST future profitability prospect pursuant to the appraisal included in Exhibit 3, Exhibit 4 and Exhibit 5.

1.3. Fractional Shares. Fractional shares resulting from the replacement of the position of each CST shareholder will be rounded down to the nearest whole number and the difference will be paid in cash by BELGO within three business days from the receipt of the product of the sale of the shares correspondent to such fractions by BELGO on the São Paulo Stock Exchange.

Section Two
BELGO and CST Net Equity Appraisal Criteria

2.1. Accounting Appraisal. For the increase of the capital stock of BELGO resulting from the Merger of CST’s Shares, the shares issued by CST were appraised based on their book value according to the balance sheet dated May 31, 2005, audited by Deloitte

Touche Tohmatsu Auditores Independentes. In accordance with Article 226 and §1 st of Article 252 of the Brazilian Corporate Law, the specialized company Afas Adviser Consultores Associados, with head office at Rua Manoel da Nóbrega, 1280, 10º andar, São Paulo - SP, enrolled with the Corporate Taxpayer Registry under No. 66.050.410/0001-55, and with the Regional Accountants Board under No. 2SP016333/0-0, represented by its partner Paulo Schiesari Filho , was chosen to carry out such appraisal. The choice of Afas Consultores Associados Ltda. must be confirmed by Belgo’s shareholders. The appraisal basis date was May 31 2005, pursuant to the report of Exhibit 1 (“Accounting Report”), which resulted in the amount of R$3.411.594.514,39 for the shares of CST object of the Merger of CST’s Shares.

2.2. Appraisal based on the Future Profitability Prospect. In order to determine the exchange ratio under Section 1, Deutsche Bank Securities, Inc., a company with head office at 60 Wall Street, New York, NY, United States of America was retained to appraise BELGO and CST based on their future profitability prospect, pursuant to the economic and financial report included in Exhibit 3. Also, Banco UBS S.A. was retained by CST to prepare the appraisal reports included in Exhibits 4 and 5, also based on CST and Belgo’s future profitability prospect. The appraisal reports prepared by Deutsche Bank Securities, Inc. and Banco UBS S.A. are dated May 31, 2005.

2.3. Net Equity Appraisal at Market Prices. Pursuant to Article 264 of the Brazilian Corporate Law, Apsis Consultoria Empresarial S/C Ltda., a specialized company with head office at Rua São José 90, grupo 1.802, in the Capital of the State of Rio de Janeiro, enrolled with the Corporate Taxpayer Registry under No. 27.281.922/0001-70, represented by its partner Ana Cristina França, was chosen to prepare the appraisal report on the net equity of BELGO and CST at market prices. BELGO and CST appraisals have been prepared pursuant to the same criteria and on the basis date of May 31 2005. Belgo’s appraisal was adjusted to reflect AAB and APSL’s Mergers, pursuant to the report of Exhibit 2 (“Net Equity at Market Prices Report”). In accordance with the caput of Article 264 of the Brazilian Corporate Law, the Net Equity at Market Prices Report resulted in the exchange ratio of 7,790463 shares issued by CST per each share issued by BELGO.

2.4. Treatment of Future Equity Variations. From May 31, 2005, which is the basis date for the Merger of CST’s Shares, until the date of the shareholders meeting to be held for approval of the Merger of CST’s Shares, CST equity variations will be accounted by BELGO as a result of the equity adjustment (equivalência patrimonial).

2.4.1. Treatment of CST Revaluation Reserve. Considering that BELGO and its controlled companies have no asset revaluation reserve and that CST, on the other hand, accounts such reserve, and in order to meet the uniformity and consistency accounting principles also included in items 46 and 54 of IBRACON’s Pronouncement approved by CVM Resolution No. 183/95, the revaluation reserve of CST will be reversed after the

Merger of CST’s Shares, having been so considered in all of the appraisal reports.

Section Three
Shares of a Company Held by Other and Treasury Shares

3.1. Treatment of the Shares of a Company Held by the Other. There are no shares issued by BELGO held by CST. The shares that BELGO will hold in CST due to the AAB and APSL’s Mergers will remain owned by BELGO.

3.2. Treatment of Treasury Shares. There are no treasury shares issued by CST. The 68.300.000 preferred treasury shares issued by BELGO have not been considered in the above-referred appraisal reports.

Section Four
Increase of the Capital Stock of BELGO :

4.1. Increase of the Subscribed Capital Stock of BELGO. The Merger of CST’s Shares will result in an increase of the capital stock of BELGO by the conveyance of all shares of the shareholders of CST (except for the shares owned by BELGO as consequence of the AAB and APSL’s Mergers) to the capital stock of BELGO. The capital stock of BELGO, in the amount of R$ 6.002.196.896,39 will be increased to R$ 9.413.791.410,78 , which increase will be in the amount of R$ 3.411.594.514,39 , pursuant to the Accounting Report. BELGO will issue 3.080.348.074 new common shares, registered and without face value. These shares will be paid up with the shares issued by CST (except those held by BELGO) and assigned to the shareholders of CST (except BELGO) in accordance with the exchange ratio mentioned in Section 1.1.

Section Five
Project for the Amendment to the Bylaws of BELGO

5.1. Amendments to the Bylaws. As a result of the Merger of CST’s Shares, the Bylaws of BELGO shall be amended in order to reflect the increase of the capital stock and respective number of shares. Therefore, the following proposal to amend the caput of Article 5 of the Bylaws will be submitted to BELGO shareholders:

“The fully subscribed and paid-up capital stock of the Company is R$ 9.413.791.410,78 (nine billion, four hundred and thirteen million, seven hundred and ninety-one thousand, four hundred and ten reais and seventy-eight centavos), divided into 13.020.076.590 (thirteen billion, twenty million, seventy-six thousand, five hundred and ninety) common shares.”

However, if the Conversion is not implemented before the Merger of CST’s Shares, the proposal to amend the caput of Article 5 of the Bylaws will be the following:

“The fully subscribed and paid-up capital stock of the Company is R$ 9.413.791.410,78 (nine billion, four hundred and thirteen million, seven hundred and ninety-one thousand, four hundred and ten reais and seventy-eight centavos), divided into 13.020.076.590 (thirteen billion, twenty million, seventy-six thousand, five hundred and ninety), as 8.574.772.170 (eight billion, five hundred and seventy-four million, seven hundred and seventy two thousand, one hundred and seventy) common shares and 4.445.304.420 (four billion four hundred and forty five million, three hundred and four thousand, four hundred and twenty) preferred shares.”

Section Six
Reasons for the Merger of CST’s Shares

6.1. Reasons for the Merger of CST’s Shares . The management of the Companies expect that the following purposes be reached through the Restructuring:

a.	the transformation of BELGO in ARCELOR’s preferred platform for investments in South America and possibly in Central America: by combining its ownership of BELGO’s and CST’s operations, ARCELOR’s flat and long steel carbon investment plans for South America and possibly for Central America will be primarily concentrated in and implemented through the new BELGO;

b.	alignment of shareholders’ interest: because CST will be wholly owned by BELGO, the Merger of CST’s Shares is expected to better align the interests of BELGO, CST and ARCELOR and that all of the shareholders gathered in BELGO will benefit as a result. This alignment is also expected to eliminate potential conflicts of interests and create greater flexibility in several areas, such as capital expenditures, cash management and funding;

c.	higher market capitalization and stock liquidity: immediately after the completion of the Merger of CST’s Shares, BELGO and CST expect BELGO to have the largest market capitalization among Latin American steel producers. In addition, after the AAB and APSL’s Mergers, the Conversion and the Merger of CST’s Shares, the stock liquidity of the combined entity is expected to be larger than each of BELGO’s and CST’s individually. BELGO and CST expect the shares of BELGO to be included in the main Brazilian and Latin American stock indexes;

d.	better use of financial, operational and commercial synergies: the Merger of CST’s Shares should allow the reduction of financing, administrative, information technology and maintenance costs, as well as the exchange of best practices and procedures among the companies and the increase BELGO’s overall negotiating power with materials and service providers. It is also expected that the combination of the entities will result in favorable tax synergies. BELGO and CST estimate that the total benefit resulting from these anticipated synergies and cost savings would average approximately R$165 million per year, starting from 2006;

e.	more balanced exposure to domestic and export markets: BELGO primarily serves the long-rolled steel and wire products markets in Brazil and Argentina, while CST’s production is predominantly directed at other markets. As a consequence, BELGO, after the AAB and APSL’s Mergers, the Conversion and the Merger of CST’s Shares, will have a more balanced exposure between domestic and export markets; and

f.	Companies` enhanced corporate governance practices : after the completion of the Merger of CST’s Shares, BELGO intends to adopt enhanced corporate governance practices, including compliance with BOVESPA’s Level I pursuant to the Corporate Governance Rules of São Paulo Stock Exchange - Bovespa, and grant its shareholders the right for joint sale for a price equal to 100% of the sale price in case of alienation of control, pursuant to Article 254-A of the Brazilian Corporate Law. In addition, BELGO will have a single class of shares and will present Brazilian, U.S. and European GAAP financial statements (International Financial Reporting Standards – IFRS).

Section Seven
Type of Shares to be Delivered to Preferred Shareholders

7.1. Shares to be Delivered to Preferred Shareholders . In view of the purpose of creating a single class of share structure, with equal rights, including voting rights, for the purpose of liquidity increase, the preferred shareholders of CST will receive common shares of BELGO for their shares, pursuant to Section 1 above. After the corporate restructuring, BELGO intends to improve its corporate governance practices, and grant all of its shareholders the right for joint sale for a price equal to 100% of the sale price in case of alienation of control, pursuant to Article 254-A of the Brazilian Corporate Law. AAB and APSL’s capital stock do not comprise preferred shares.

Section Eight
Composition of Belgo Subscribed Capital Stock after the Merger of CST’s
Shares

8.1. BELGO Subscribed Capital Stock after the Merger of CST’s Shares. BELGO capital stock will be in the amount of R$ 9.413.791.410,78, represented by 13.020.076.590 common shares, registered and without par value (or in case the Conversion is not implemented before the Merger of CST’s Shares, the capital stock of BELGO will be represented by 8.574.772.170 common shares and 4.445.304.420 preferred shares), registered and without par value.

Section Nine
Appraisal Rights and Amount of the Refund of Shares

9.1. Appraisal Rights of BELGO and CST Shareholders. As set forth below, and in accordance with the provisions of Article 252, §1 st and §2 nd of the Brazilian Corporate Law, will be assured the appraisal rights to the shareholders of BELGO and CST who disagree with or abstain from voting in the Merger of CST’s Shares’ resolution, or who fail to attend the applicable Shareholders Meeting, and who manifest the intention t exercise the appraisal rights, within 30 (thirty) days as of publication of the minutes of the respective Shareholders Meeting that approved the Merger of CST’s Shares, may exercise their appraisal rights. The payment of the respective refund will depend upon effective completion of the transaction pursuant to the provisions of Article 230 of the Brazilian Corporate Law, and shall be carried out by the applicable company up to the third business day following to the date of the respective transaction’s implementation. The refund of the amount of t he shares will only be assured in relation to the shares that the dissenting shareholder is evidenced as the owner on the earlier of the date of publication of the first call notice of the relevant Shareholders Meeting considering the Merger of CST’s Shares or the publication of the notice regarding such transaction, pursuant to Article 137 of the Brazilian Corporate Law.

9.2. Refund Amount of BELGO Shareholders. The dissenting shareholders of BELGO will be entitled to the refund of their shares, in the amount of R$ 493,68 per lot of one thousand shares, pursuant to the last balance sheet approved by the Shareholders Meeting of BELGO, that is of December 31, 2004 .

9.2.1. BELGO Special Balance Sheet. The dissenting shareholders could, when exercise the appraisal right, request the preparation of a special balance sheet of BELGO, pursuant to the provisions of §2 nd of Article 45 of the Brazilian Corporate Law. In this event, after the term established to reconsider the Merger of CST’s Shares in accordance with §3 rd of Article 137 of the Brazilian Corporate Law, the shareholder will receive 80% of the refund amount, and the relevant balance, if any, will be paid within 120 (one hundred and twenty days) from the date of publication of the general meeting resolution.

9.3. Refund Amount of CST Shareholders. The dissenting shareholders of CST will be entitled to a refund in the amount of R$123 per lot of one thousand shares, based on the economic value of CST, according to the Economic and Financial Appraisal – UBS (hereinafter defined). The shareholders of CST may also choose to exercise the appraisal right based on the net equity at market prices, pursuant to the Net Equity at Market Price Report, which is in the amount of R$ 122,45 per lot of one thousand shares.

9.3.1. Engagement of a Specialized Company to Determine the Refund Amount at the Economic Value of CST. Banco UBS S.A., a company with head office at Avenida Juscelino Kubitschek, 50, 6 th floor, São Paulo - SP, enrolled with the Corporate Taxpayer Registry under No. 30.131.502/003-84, was retained to prepare the appraisal of CST, at its economic value using the future profitability prospect, pursuant to the report of Exhibit 5 (“CST’s Economic and Financial Appraisal - UBS”), in order to determine the refund amount in case the appraisal right is exercised by CST shareholders, pursuant to Section 9.3. The appraisal basis date is May 31, 2005, and this appraisal has indicated the following value range: R$ 102,74 to R$ 123,38 per lot of one thousand shares issued by CST. The engagement of Banco UBS S.A. and CST’s Economic and Financial Appraisal - UBS must be ratified by the shareholders of CST at the Shareholders Meeting considering the Merger of CST’s Shares pursuant to Article 45, §4 th of the Brazilian Corporate Law.

Section Ten
Miscellaneous

10.1. No Succession. After implementing the Merger of CST’s Shares, BELGO will not incorporate the property, rights, assets, obligations and liabilities of CST, which legal identity shall be kept unaltered, and there will be no succession.

10.2. Documents Available to the Shareholders. All documents mentioned in this Protocol and Justification will be available to the shareholders of BELGO and CST, as of the date hereof, and may be examined at the following addresses: CST shareholders, Avenida Brigadeiro Eduardo Gomes, No. 930, Cidade da Serra, State of Espírito Santo, and BELGO shareholders, Avenida Carandaí, 1.115, 24 rd Floor, City of Belo Horizonte, State of Minas Gerais.

10.3. SEC Registration. The Merger of CST’s Shares, and the resulting issuance of new shares by BELGO, will be subject to the granting of the applicable registration at the Securities and Exchange Commission (“SEC”).

10.4. Profit Sharing of Year 2005. The shares to be issued by BELGO as result of the Merger of CST’s Shares will have full right to all dividends and interest on net equity to be declared by BELGO as of the date such shares are issued.

10.5. Revaluation. Each of BELGO and CST reserve itself the right to reevaluate the project of the Merger of CST’s Shares in case the payment of the refund of shares resulting from the appraisal rights request made by the shareholder that timely inform of its disagreement affects adversely their financial stability in accordance with Article 137 of the Brazilian Corporate Law.

10.6. Amendments. This Protocol and Justification may not be amended unless in writing and approved by the shareholders meetings of BELGO and CST.

10.7. Survival of Valid Sections. In case any clause, provision, term or condition of this Protocol and Justification is considered invalid, the other clauses, provisions, terms and conditions not affected by such invalidity will not be affected.

10.8. Jurisdiction. The parties hereby elect the jurisdiction of the Capital of the State of Minas Gerais to settle any dispute eventually arisen out of this Protocol and Justification, and hereby waive any other court, the most privileged it may be.

IN WITNESS WHEREOF, the parties sign this Protocol and Justification in two (02) counterparts of identical tenor and form, in the presence of the two (2) undersigned witnesses.

Belo Horizonte, July 27, 2005

Companhia Siderúrgica de Tubarão

________________________________

Name:
Title:

________________________________

Name:
Title:

Companhia Siderúrgica Belgo-Mineira

________________________________

Name:
Title:

________________________________

Name:
Title:

Witnesses:

________________________________	________________________________

Name:	Name:
Title:	Title:

Exhibit 1
Accounting Report

COMPANHIA SIDERÚRGICA DE TUBARÃO

CNPJ 27.251.974/0001 -02

APPRAISAL REPORT OF SHAREHOLDER’S EQUITY
AND BOOK VALUE OF SHARES

AFAS ADVISER CONSULTORES ASSOCIADOS LTDA., enrolled with the Corporate Taxpayer Registry of the Ministry of Finance - CNPJ 66.050.410/0001 - 55, with head office at Rua Manoel da Nóbrega, 1280, 10º andar, herein represented by its partner Mr. PAULO SCHIESARI FILHO, Brazilian citizen, accountant, married, with office at Rua Manoel da Nóbrega, 1280, 10 andar, São Paulo - Capital, enrolled with Regional Accountants’ Board of the State of São Paulo under No. CRC/SP 140.342/O -8 and with the Individual Taxpayer Registry of the Ministry of Finance - CPF/MF No 873.631.948/15, pursuant to article eight of law 6,404/76 (Corporation Law), a specialized firm appointed ad referendum to carry out the appraisal of the Shareholders’ Equity and Book Value of the Shares of COMPANHIA SIDERÚRGICA DE TUBARÃO, with head office at Avenida Brigadeiro Eduardo Gomes, 930, Serra, State of Espírito Santo, enrolled with the Corporate Taxpayer Registry of the Ministry of Finance -CNPJ 27.251.974. /0001-02, which equity will be merged by COMPANHIA SIDERÚRGICA BELGO MINEIRA - CNPJ 24.315.012/0001 -73.

OBJECT OF THE APPRAISAL

The abovementioned appraisal was prepared to comply with the requirements of Law 6,404/76, and to be a part of the merger by COMPANHIA SIDERÚRGICA BELGO MINEIRA of the shareholders’ equity of COMPANHIA SIDERÚRGICA DE TUBARÃO.

APPRAISAL CRITERIA

Our analysis was conducted using the appraisal criteria set forth in articles 183 and 184 of Law 6,404/76 to appraise the book value of the shares of the Capital Stock, Assets and Liabilities of the Interim Balance Sheet of COMPANHIA SIDERÚRGICA DE TUBARÃO as of May 31, 2005.

APPRAISED ASSET

Based upon the analysis of the interim balance sheet of COMPANHIA SIDERÚRGICA DE TUBARÃO as of May 31, 2005, a copy of which is a part hereto as Exhibit A, we concluded that the Shareholders’ Equity on May 31, 2005, is positive in the amount of R$7,937,883,181.22 (seven billion, nine hundred and thirty-seven million, eight hundred and eighty-three thousand, one hundred and eighty-one reais and twenty-two cents) and that the book value per share as of said date is positive in the amount of R$0.15571670317, showed as follows:

SHAREHOLDERS’ EQUITY	R$
Paid-in Capital Stock	2,782,105,976.27
Capital reserves	469,135,383.97
Revaluation reserve	1,880,135,161.87
Surplus reserve	1,658,250,924.63
Retained earnings	1,148,255,734.48
Total Shareholders’ Equity	7,937,883,181.22
BOOK VALUE OF SHARES
Amount of paid-up Shares of the Capital Stock	50,976,440,030
Net Equity per Share of the Capital Stock	R$ 0.15571670317

São Paulo, July 19, 2005

AFAS ADVISER CONSULTORES ASSOCIADOS S/C LTDA
Paulo Schiesari Filho
CPF/MF 873.631.948 -15

	May 31,	December 31,
	2005	2004

Assets
Current
Cash	37.084.305,31	39.456.483,18
Accounts Receivable	586.028.943,08	565.433.015,18
Advance to Supplies	17.152.977,84	7.173.272,75
Inventories	881.645.494,85	596.180.415,03
Deferred Income Tax	125.646.385,03	265.330.848,24
Other Recoverable Tax	60.904.952,80	69.763.432,89
Other	18.306.565,50	16.229.011,61

	1.726.769.624,41	1.559.566.478,88

Non Current
Deferred Income Tax	272.706.798,84	20.169.521,87
Other Recoverable Tax	18.349.864,05	17.209.507,31
Restricted Deposits for Legal Proceedings	38.785.234,61	38.618.724,56
Accounts Receivables from Related Parties		26.325.529,11
Other	12.290.007,37	12.423.681,40

	342.131.904,87	114.746.964,25

Permanent
Investiments	1.104.911.285,05	876.763.883,70
Property, plant and equipment, net	7.965.829.528,36	7.722.952.446,94
Deferred Charges	7.071.987,01	7.867.572,13

	9.077.812.800,42	8.607.583.902,77

Total Assets	11.146.714.329,70	10.281.897.345,90

	May 31,	December 31,
	2005	2004

Liabilities and Shareholders’ Equity
Current liabilities
Suppliers	220.723.914,10	126.073.907,50
Short Term Debt	289.407.611,65	393.310.630,86
Deferred Income Tax	107.244.595,42	108.125.746,92
Taxes and Contributions	104.136.628,40	82.006.887,40
Provision and Labor Charges	48.008.010,23	43.976.686,25
Advances from Related Parties	316.218.455,74	168.342.048,00
Dividends and Interest on Shareholders’ Equity	426.099,68	441.598.160,28
Profit Sharing Plan	45.110.717,33	48.893.491,83
Other	23.920.945,89	39.709.039,80

	1.155.196.978,44	1.452.036.598,84

Long Term Liabilities
Long Term Debt	1.059.891.414,20	1.030.786.251,50
Provision for Contingencies	72.788.805,91	77.053.659,56
Deferred Income Tax	920.381.675,35	961.497.904,73
Other	572.274,58	572.274,57

	2.053.634.170,04	2.069.910.090,36

Shareholders´ Equity
Share Capital	2.782.105.976,27	2.782.105.976,27
Capital Reserves	469.135.383,97	370.134.859,74
Revaluation Reserves	1.880.135.161,87	1.949.458.896,06
Revenue Reserves	1.658.250.924,63	1.658.250.924,63
Accumulated Earnings	1.148.255.734,48

	7.937.883.181,22	6.759.950.656,70

Total liabilities and shareholders’ equity	11.146.714.329,70	10.281.897.345,90

Exhibit 2
BELGO and CST Net Equity at Market Prices Report

REPORT

RJ-057/05

(summary)

APPLICANTS:
COMPANHIA SIDERÚRGICA BELGO MINEIRA (BELGO), headquartered at Avenida   Carandaí, 1115 - 20º to 26º Andar, in the City of Belo Horizonte, State of Minas   Gerais, Corporate Taxpayer’s ID (CNPJ) # 24.315.012/0001-73, COMPANHIA   SIDERÚRGICA DE TUBARÃO (CST), headquartered at Av. Brigadeiro Eduardo Gomes,   930, in the City of Serra, State of Espírito Santo, Corporate Taxpayer’s ID (CNPJ) #   27.251.974/0001-02.

SUBJECT MATTER:
CST, BELGO, ARCELOR AÇOS DO BRASIL LTDA (AAB), headquartered at Rua Funchal,   411/12[o] andar, in the City of São Paulo, State of São Paulo, Corporate Taxpayer’s ID   (CNPJ) # 07.157.304/0001-06, and APSL ON PN PARTICIPAÇÕES S.A. (APSL), Corporate   Taxpayer’s ID (CNPJ) # 05.553.197/0001-00.

PURPOSES:
PHASE 1 – MERGER OF AAB AND APSL BY BELGO: Calculation of the swap ratios of   AAB’s quotas and APSL’s shares for BELGO’s shares, with the appraisal of the equity of   all companies under the same criteria and on the same dates, at market price for the   purposes of Article 264 of Law 6.404, of December 15, 1976 (Stock Corporation Act).

PHASE 2 – MERGER OF CST SHARES FOR BELGO SHARES: calculation of the swap ratios   of CST shares not owned by Belgo, for Belgo shares, with the appraisal of the equity of   all companies under the same criteria and on the same dates, at market price, for the   purposes of Article 264 of Law 6.404 of December 15, 1976 (Stock Corporation Act).

BASE DATE:	May 31, 2005: Taking into account the adjustments in Chapter 9.

The current report is a summary from the original statement, without the described pictures and the detailed worksheets evaluation. The complete version of the statement RJ-057/05 is filed at the companies locations (BELGO and CST).

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EXECUTIVE SUMMARY

APSIS CONSULTORIA EMPRESARIAL (APSIS ) S/C Ltda. was contracted by BELGO and CST to:
  calculate the swap ratios of AAB quotas and APSL shares for BELGO’s shares, with the appraisal of the equity of all companies, under the same criteria and on the same dates, at market price for the purposes of Article 264 of Law 6.404, of December 15, 1976 (Stock Corporations Act); and
  Calculate the swap ratios of CST shares not owned by Belgo, for Belgo shares, with the appraisal of the equity of all companies, under the same criteria and on the same dates at market price, for the purposes of Article 265 of Law 6.404, of December 15, 1976 (Stock Corporations Act).

The technical procedures employed in this report are compliant with the appraisal norms criteria, and the appraising calculations to determine the assets value were based on the income, assets and market approach.

This report shows the companies’ assets and liabilities at market values, as used to adjust the book Net Equity of AAB, APSL, CST and BELGO based on the assets approach.

EVENTS AND ADJUSTMENTS CONSIDERED IN THE APPRAISAL

•
For this appraisal, in Phase 1, which consists of the AAB and APSL merger by BELGO, we considered APSL’s capital increase by subscription performed on June 3, 2005, in the amount of R$ 248,852,480.00 with the issuance of 2,262,349,818 shares, and APSL’s acquisition of 2,721,968,485 shares in CST, made with funds from the capital increase. These events will be reflected in the adjusted balance sheet of APSL

•
In Phase 2, which refers to the merger of CST shares, we already considered the effects of the AAB and APSL merger by BELGO, assuming that this operation will be approved. Thus, we considered that BELGO owns 22,267,595,982 shares in CST and 200,965,646 shares in VEGA DO SUL S/A, and the new amount of BELGO shares, according to the Protocol of Merger (Phase 1) is equal to 9,871,421,612 shares.

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SWAP RATIO CALCULATION

PHASE 1 (AAB and APSL MERGER)

ANET EQUITY AT MARKET
	BELGO	AAB	APSL

NET EQUITY AT MARKET (R$ MILLIONS)	R$ 6,392	R$ 2,381	R$ 644
TOTAL SHARES/QUOTAS	7,015,829,297	2,122,516,699	4,896,865,634
R$ PER THOUSAND OF SHARES/QUOTAS	R$ 911.092123	R$ 1,121.822297	R$ 131.475762
SWAP RATIO	1.000000	0.812154	6.929735

Note: Amount of AAB or APSL wuotas/shares for one BELGO share, considering the events and adjustments in Chapter 9.

PHASE 2 (CST SHARES MERGER)

NET EQUITY AT MARKET
	BELGO	CST

NET EQUITY AT MARKET (R$ MILLIONS)	R$ 9,417	R$ 6,242
TOTAL SHARES/QUOTAS	9,871,421,612	50,976,440,030
R$ PER THOUSAND OF SHARES/QUOTAS	R$ 953.963155	R$ 122.452683
SWAP RATIO	1.000000	7.790463

Note: Amount os CST shares for one BELGO share, considering the realization in Phase 1.

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SUMMARY

1. INTRODUCTION	7

2. PRINCIPLES AND QUALIFICATIONS	8

3. LIMITATION OF LIABILITY	9

4. APPRAISAL METHODOLOGY	10

5. MARKET ANALYSIS	12

6. CHARACTERIZATION OF THE ARCELOR GROUP	14

7. CHARACTERIZATION OF AAB AND APSL	15

8. CHARACTERIZATION OF BELGO	18

9. THE OPERATION	24

10. GENERAL APPRAISAL CRITERIA	25

11. APPRAISAL OF THE CST NET EQUITY AT MARKET VALUE	31

12. APPRAISAL OF THE AAB NET EQUITY AT MARKET VALUE	34

13. APPRAISAL OF THE APSL NET EQUITY AT MARKET VALUE	36

14. APPRAISAL OF THE BELGO NET EQUITY AT MARKET VALUE	37

16. CONCLUSION	41

17. LIST OF ATTACHMENTS	43

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1. INTRODUCTION

APSIS CONSULTORIA EMPRESARIAL S/C Ltda. (APSIS) was contracted by BELGO and CST to:

  calculate the swap ratios of AAB quotas and APSL shares for BELGO shares, with the appraisal of the equity of all companies under the same criteria and on the same dates, at market price, for the purposes of Article 264 of Law # 6.404, of December 15, 1976 (Stock Corporations Act).

  Calculate the swap ratios of CST shares not owned by BELGO for BELGO shares, with the appraisal of the equity of all companies under the same criteria and on the same dates, at market price, for the purposes of Article 264 of Law # 6.404, of December 15, 1976 (Stock Corporations Act).

To prepare this work, we used data and information provided by third parties, in the form of documents and verbal interviews with clients. The estimations used in this process are based on documents and information, including the following:

  bylaws or charter of the companies;
  accounting statements of the companies group;
  organizational chart and list of shareholders;
  list of the property, plant and equipment;
  Annual Information (IAN) and Quarter Information (ITR) for the companies;
  set of architecture plans;
  list of areas; and
  documents with general information on the industrial plant appraised, including productive capacity data.

The plants were inspected in March, April and May, 2005.

APSIS team responsible for coordinating and performing this work is composed of these professionals:

•	ANA CRISTINA FRANÇA DE SOUZA civil engineer post-graduated in accounting sciences (CREA/RJ 91.1.03043-4)

•	CARLO HEITOR MIRANDADE FARIA civil engineer master degree in production engineering (CREA/RJ 11.533-D)

•	CESAR DE FREITAS SILVESTRE accountant (CRC/RJ 44779/O-3)

•	CLÁUDIO AZEVEDO metallurgic engineer (CREA/MG 27.805)

•	CLAUDIO MARÇAL DE FREITAS accountant (CRC/RJ 55029/O-1)

•	FRANCISCO JOSÉ DA ROCHA MAIOLINO aeronautical engineer post-graduated in finances (CREA/SP 92338)

•	LAURO JOSÉ DE SALES CHEVRAND metallurgic engineer

•	LUIZ FERNANDO SARCINELLI GARCIA metallurgic engineer (CREA/RJ 11.385-D)

•	LUIZ PAULO CESAR SILVEIRA mechanic engineer master degree in business administration (CREA/RJ 89.1.00165-1)

•	MARCELO UNFER PARABONI business administrator post-graduated in financial administration (CRA/RJ 20-47.164-6)

•	MARGARETH GUIZAN DA SILVA OLIVEIRA civil engineer (CREA/RJ 91.1.03035-3)

•	RICARDO DUARTE CARNEIRO MONTEIRO civil engineer post-graduated in economic engineering (CREA/RJ 30137-D)

•	SÉRGIO FREITAS DE SOUZA economist (CORECON/RJ 23521-0)

•	VERÔNICA ROCHA DE OLIVEIRA accountant (CRC/RJ 69548/O-9)

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2. PRINCIPLES AND QUALIFICATIONS

This report is strictly compliant with the basic principles described below.

  The consultants and appraisers neither have any personal relation with the issue of this report nor will they obtain any advantage from it.
  In no circumstance the APSIS professional fees are subject to the conclusion of this report.
  This report was prepared by APSIS, and no one other than the consultants themselves prepared the analysis and respective conclusions.
  In this report, the information received from third parties is assumed to be accurate, and their sources are included in the report.
  To the extent of the consultants’ knowledge and belief, the analysis, opinions and conclusions expressed in this report are based on true and accurate data, activities, research and surveys.
  APSIS assumes full responsibility for the Engineering and Appraisals issues, including the implicit ones, to perform its honorable functions essentially established in laws, codes or applicable regulations.
  For the purposes of estimation, we started our work assuming that the asset subject matter of this work is free of any judicial or extrajudicial charge or encumbrance, except for those listed in this report.
  This Report is compliant with the specifications and criteria of the Brazilian Association of Technical Standards (ABNT), the specifications and criteria of the Uniform Standards of Professional Appraisal Practice (USPAP), in addition to the requirements set by different bodies, such as the Ministry of Finance, the Brazilian Central Bank, Banco do Brasil, Brazilian Securities and Exchange Commission (CVM), Superintendence of Private Insurance (SUSEP), etc.
  The report presents all limiting conditions provided for the methodologies adopted, which affect the analysis, opinions and conclusions contained on same.
  APSIS declares that it has no direct or indirect interest in the companies that are subject matter of this report, or in their respective controlling companies, or the operation to which the “Plan and Justification” refers. And, further, that there is no material event that may characterize any current or potential conflict or pooling of interests for the issuance of this Appraisal Report.
  In the course of our work, the controlling shareholders and managers of the companies subject matter of this report have not directed, limited, caused difficulties or performed any acts that had or may have affected the access, use or knowledge of the information, goods, documents or work methodologies important for the quality of our conclusions.
  The Report was prepared in full compliance with the requirements of the Codes of Professional Ethics of the Federal Council of Engineering, Architecture and Agronomy (CONFEA) of the Institute of Legal Engineering.
  The current report is a summary from the original statement, without the described pictures and the detailed worksheets evaluation. The complete version of the statement RJ-057/05 is filed at the companies locations (BELGO and CST).

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3. LIMITATION OF LIABILITY
  To prepare this report, APSIS used non-audit historical information and data or those audited by third parties, and projected, non-audited data provided verbally or in writing by the company’s management, or obtained from the sources mentioned here. Accordingly, APSIS assumed that the data and information obtained for this report are true, and that APSIS has no liability in relation to its accurateness.

  The scope of this work does not include auditing the financial statements or reviewing the services performed by their auditors.

  Our work was developed exclusively for the use of the applicants, aiming the purpose previously stated. Therefore, this report may be disclosed as part of the documents of Belgo’s corporate restructuring (APSL and AAB merger and CST shares merger), and the reference to this document in the related publications is authorized. It also may be filed with the SEC and CVM (Brazilian and Exchange Commission) and made available to shareholders and third parties, including through the websites of the companies involved.

  Please not that the comprehension of the conclusion of this report requires its integral reading, including its attachments. Therefore, one may not reach to conclusions from its partial reading.
  We will not be liable for incidental losses of the applicant and its shareholders, officers, creditors or other parts, resulting from the use of the data and information provided by the company and included in this report.

  The analysis and conclusions in this report are based on several assumptions, on this date, of future operational plans, such as: macroeconomic factors, values adopted by the market, exchange rate fluctuation, sales prices, volumes, market share, earnings, taxes, investments, operational margins, etc. Thus, the future results may be different from any forecast or estimate contained in this report.

  This appraisal does not reflect events and their respective effects occurred after the issuance of this report.

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4. APPRAISAL METHODOLOGY

ASSETS APPROACH – NET EQUITY AT MARKET VALUE

This methodology derives from the generally accepted accounting principles (GAAP), where the financial statements are prepared based on the historical cost principle, i. e. the acquisition cost. Due to this and the basic accounting principles, the book value of a company’s assets minus the book value of its liabilities is equal to the book value of its net equity.

The methodology first considers the book value of the assets and liabilities, and requires adjustments to a few of these items, so as to reflect their likely realization values. The result of this method may give an initial base to estimate a company’s value, and a useful base to compare the results of other methodologies.

On the other hand, the basic principles of economics allow us to create the following appraisal technique: the assets defined value minus the liability defined value is equal to the defined value of a company’s net equity. Within an appraisal view, the relevant value definitions are those appropriate to the appraisal purposes.

Therefore, the asset approach aims to evaluate a company value by adjusting the book values (net balance) to their respective fair market values. The assets and liabilities deemed relevant are evaluated by the fair market value, with the comparison of this value and its book value (net balance) .

The general appraisal criteria used to adjust the assets subject to appraisal at market price are detailed in chapter 10 of the report.

These adjustments, duly analyzed, are added to the book Net Equity value to determine a company’s market value by the assets approach. The fair market value of a company will be the Net Equity, with due regard for the adjustments found for the appraised assets and liabilities.

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Please note that our work did not include the identification and valuation of the Company’s property, plant and equipment, non-recorded in the accounting statements, nor the identification and quantification of assets non-recorded or non-disclosed by the Company’s management.

In this appraisal, the methodology and the scope adopted aimed to evaluate a company in going concern. Therefore, the costs incurred with the realization of assets or requirement of liabilities, as well as those related to the companies’ bankruptcy or liquidation processes, have not been included in the calculations.

MAIN PHASES OF THE APPRAISAL

  Reading and analysis of the companies’ interim balance sheets.

  Analysis of the assets and liabilities accounts recorded in the company balance sheet to identify the accounts subject to adjustments and to calculate its probable market values.

  The company’s property, plant and equipment adjustments at their respective market values, based on the equity appraisals performed by APSIS.

  Application of the equity adjustment method to the net equity at market values for the controlled and affiliate companies to calculate the amount of investments.

  Calculation at market value of the net equity of the companies and their shares and/or quotas.

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5. MARKET ANALYSIS

Brazil is the largest steel and iron producer in Latin America. The table below shows the crude steel production per country for year 2004:

Gross Steel Production 10[3]t

COUNTRIES	2004

BRAZIL	32,913.1
MÉXICO	16,729.6
ARGENTINA	5,125.6
VENEZUELA	4,560.8
CHILE	1,579.1
TRINIDAD ANDTOBAGO	814.9
COLÔMBIA	730.1
PERU	726.0
CUBA	192.0
PARAGUAY	107.2
ECUADOR	71.7
URUGUAY	57.7

TOTAL	59,580.6

Source: Iron and Steel Latin American Institute ( ILAFA)

In Brazil, the most produced category is the pig iron, followed by the crude steel.

The table below shows the iron and steel production in Brazil in 2004, according to several categories:

PRODUCTS	2004 10[3]t

CRUDE STEEL	32,913.1
ROLLED	23,365.6
FLAT	14,441.4
LONG	8,924.2
UNFINISHED PRODUCT FOR SALES	7,187.7
PLATES	4,737.4
INGOTS, BLOOMS AND BILLETS	2,450.3
PIG IRON	34,608.2
INTEGRATED PLANTS	24,950.8
INDEPENDENT PRODUCERS	9,657.4
SPONGE IRON	439.7

Source: Brazilian Institute of Steel Metallurgy (IBS)

The Brazilian steel metallurgy started developed when the Portuguese real family came to Brazil. The Ipanema plant, near the city of Sorocaba was inaugurated in 1815. Other plants were constructed in the cities of Congonhas do Campo, Caeté and São Miguel de Piracicaba, all in the State of Minas Gerais.

Propelled by the development in the period of 1917 to 1930, the Brazilian steel metallurgy developed mainly because of the creation of BELGO in the city of Sabará, State of Minas Gerais, which in 1922 associated with Belgian capitals and became Companhia Siderúrgica

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Belgo-Mineira one of the, largest propellers of the national metallurgy.

In the 30’s decade the metallurgy continued growing, propelled by Belgo-Mineira. With the efforts of Getúlio Vargas’ government in 1941, in the municipality of Volta Redonda (RJ), of Companhia Siderúrgica Nacional (CSN). Another important event in that period was the creation of Companhia Vale do Rio Doce (CVRD) in 1942, also resulting from an agreement with the United States, with the mission of enhancing and developing that Minas Gerais valley.

In the 90’s decade the metallurgical park already counted on 43 public and private companies, which summed together approximately 120 blast furnaces.

The installation of these producing units concentrated mainly in the State of Minas Gerais and the Rio-São-Paulo connection, due to the proximity of the regions rich in raw material employed to produce steel, or places with high consumption potential.

In 1991, the Brazilian metallurgy started being privatized, leading to a high production growth over the subsequent years.

Arcelor is the world’s largest steel producer. According to the Metal Bulletin data, Arcelor’s production in 2003 was the highest one, as shows the ranking of the world’s largest steel producers.

Company	Production 2003*

Arcelor	42.8
Nippon Stell	31.8
LNM Group	31.1
JFE Group	29.8
Posco	29.7
Shanghai Baosteel	19.9
Corus Group	18.9
US Steel	17.9
Thyssen Krupp Steel	17.0
Riva Group	15.7

Source: Metal Bulletin	*in millions of tons

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6. CHARACTERIZATION OF THE ARCELOR GROUP

Arcelor is the world’s leader in the metallurgical industry. It originated from the merger of these steel companies: Aceralia (Spain); Arbed (Luxemburg) and Usinor (France), concluded in February 2002. The group develops activities in four segments: (i) production of flat carbon steel, (ii) production of long carbon steel, (iii) production of stainless steel, (iiii) distribution, transformation and commercialization of steel.

The company employs almost 100 thousand people in the world. It produces annually 44 millions of steel tons, having revenues of US$33 billion, and 80% of its sales are destined to Europe.

GEOGRAPHIC PERFORMANCE IN THE WORLD:

In 2004, the South America operations represent 7.1% of the sales of the company, which ended the year with a total production of 46.9 million of tons of crude steel and sales of 43.9 million of rolled products.

The European group has been made most of the acquisitions in Brazil, where the production costs are lower than those in Europe, and the demand is increasing faster. The company states that it intends to invest at least US$ 3.9 billions in the country by the end of this decade. Arcelor is still more interested in markets that are not yet mature, because they have more perspectives.

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7. CHARACTERIZATION OF AAB AND APSL

In Brazil, the Arcelor group operates in the flat steel industry through Arcelor Aços do Brasil Ltda. (AAB) and APSL ONPN Participações S.A. (APSL), which are holdings created to manage the share ownership in the Brazilian metallurgical companies.

AAB holds share ownership in CIA SIDERÚRGICA DE TUBARÃO (CST) and VEGA DO SUL (VEGA) . APSL holds share ownership only in CST.

CORPORATE CAPITAL OF AAB AND APSL

On the base date, the corporate capital of AAB and APSL were composed as follows:

AAB

DISCRIMINATION	Quotas	%

USINOR - FRANCE	1,797,014,818	84.66%

ARCELOR SPAIN HOLDING SL	325.50	15.33%
	1,781
OTHER	100	0.01%
GRAND TOTAL	2,122,516,699	100.00%

APSL

DISCRIMINATION	Shares	%

AAB	1	0.01%
ARCELOR SPAIN HOLDING SL	4.896,865,633	99.99%
GRAND TOTAL	4,896,865,634	100.00%

(*) Considering the subsequent events described in Chapter 9

NET EQUITY OF AAB AND APSL

On the base date, the Net Equity was the following:

AAB

ACCCOUNT	R$ million

REALIZED CAPITAL	2,123

CAPITAL RESERVES	0

PROFITS/ACCRUED LOSSES	339

NET EQUITY	2,462

APSL (considering the events and adjustments described in Chapter 9)

ACCOUNT	R$ million

REALIZED CAPITAL	369

PROFIT RESERVES	105

PROFITS/ACCRUED LOSSES	93

NET EQUITY	567

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LOCALIZATION MAPS (INDUSTRIAL PLANTS)

CST

Companhia Siderúrgica de Tubarão (CST) was inaugurated in 1983. It is located in the municipality of Serra, State of Espírito Santo. It was created from the association of three important groups of the world’s metallurgical sector at that time: Siderurgia Brasileira S.A.- SIDERBRÁS (Brazil), whose minority partners are Kawasaki Steel Corporation - KSC (Japan) and Societá Finanziaria Siderúrgica Finsider (Italy).

CST is a coking metallurgical plant, with nominal capacity of 5,000,000 t/year of liquid steel, and 100% of its production is through continuous plate casting. Its main products are plates (67%) and coils (32%). It is one of the most important flat rolls companies of the internal market, and it has 27% hot coil market share.

The company exports great portion of its production. Over the past years, CST has sold over 91% of its production to the external market. In 2003, the company obtained the 8th position in the national ranking of exporting companies, and it was responsible for 1.12% of the Brazilian general exports, in US$ Fob.

The table below shows the list of shareholders of CST in May 31, 2005:

LIST OF SHAREHOLDERS

ACIONISTA	TOTAL	%

ARCELOR AÇOS DO BRASIL LTDA	16.911.194.998	33,1745
ARCELOR SPAIN HOLDING SL	10.796.121.514	21,1786
APSL ONPN PARTICIPAÇÕES S.A.	5.352.750.659	10,5004
VICTORIA BAY OVERSEAS S L	4.034.524.170	7,9145
Total ( 1+2+3+4)	37.094.591.341	72,7681
Empregados	335.300.651	0,6578
Acionistas c/ participação superior a 0,8%	3.758.245.266	7,3725

Demais	9.788.302.772	19,2016
TOTAL	50.976.440.030	100,0

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VEGA

The company started its activities in 2003. Its shareholders are AAB (75%) and CST (25%). It is focused on cold rolled and galvanized products through the processing of hot coils supplied exclusively by CST.

With a production capacity of 880 thousand of tons, it is the main consumer of the CST coils in the internal market, responsible for 28% of the total coil sales in 2004.

The company should operate with its full capacity until the end of 2005, consolidating itself in the galvanized steel category in Brazil. Approximately 70% of Vega do Sul’s sales are destined mainly to the automotive industry, where its estimated market share is 35%, and the production of vehicle bodies.

The table below shows the list of Vegas’ shareholders:

	Common
	Registered Shares
Shareholders	%	Total %

AAB	200,965,646	75
CST	66,988,549	25
Total	267,954,195	100

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8. CHARACTERIZATION OF BELGO

Since its foundation in 1921, BELGO belongs to the Arbed Group (Luxemburg) . In 2002, the Arbed merged into other European metallurgical companies originating the Arcelor Group, the largest metallurgical group in the world. BELGO is now an industrial holding, since it does not have its own property, plant and equipment.

BELGO operates in the metallurgical industry through the companies Itaúna Siderúrgica Ltda., located in the city of Itaúna, State of Minas Gerais, and Belgo Siderurgia S.A., with industrial units in João Monlevade, Sabará and Juiz de Fora, in the State of Minas Gerais, and Piracicaba, in the State of São Paulo, and Vitória, State of Espírito Santo. Belgo Siderurgia is also the parent company of Acindar – Indústria Argentina de Aceros S.A., the largest long steel producer in Argentina.

It operates in the wire drawing sector through the companies BBA – Belgo Bekaert Arames S.A., with industrial units in Contagem and Sabará, State of Minas Gerais, in Osasco and Hortolândia, in the State of São Paulo; Jossan S.A., located in Feira de Santana, State of Bahia; BMB – Belgo-Mineira Bekaert Artefatos de Arame Ltda., with units in Vespasiano and Itaúna, in the State of Minas Gerais; and the BBA affiliate, Wire Rope Industries (WRI) Group, with plants in Canada, Peru, Chile and Brazil (in the city of Osasco, São Paulo).

CORPORATE CAPITAL

On the base date, the list of BELGO’s shareholders was the following:

DISCRIMINATION	COMMON	PREFERRED	TOTAL
	SHARES	SHARES	SHARES
	(THOUSAND)	(THOUSAND)	(THOUSAND)

ARCELOR Group	2,681,394	1,461,445	4,142,839

CENTRUS - Fund. Bco.
Central Prev. Priv.	367,680	0	367,680

PREVI - Cx. Prev. Func.
Banco Brasil	285,999	314,228	600,227

OTHER	569,928	1,335,155	1,905,083

TREASURY STOCK	0	68,300	68,300

TOTAL	3,905,001	3,179,128	7,084,129

For appraisal purposes, the treasury shares were excluded from the total outstanding shares.

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BELGO SIDERURGIA S/A

BELGO concentrates 99% of its investments in BELGO SIDERURGIA, which in turn directly operates the industrial units of Sabará, Monlevade, Juiz de Fora, Piracicaba and Vitória. It also operates as a holding of the wire drawing and services companies, and also of ACINDAR.

On the base date, the list of shareholders of BELGO SIDERURGIA was the following:

DISCRIMINATION	TOTAL SHARES

BELGO	2,692,709
OTHER	24,196
TOTAL	2,716,905

ACINDAR INDUSTRIA ARGENTINA DE ACEROS S/A

ACINDAR is an integrated steelworks that operates through a direct reduction unit that produces long products, including square iron bars, wire rod, slabs and shapes, hot stripes, wires and sewed tubs.

BELGO BEKAERT ARAMES S/A (BBA)

BBA is the main company in the wire drawing industry. It produces wire and cordages, and is the sole Brazilian producer of cordage thread for prestressed concrete. Its annual production capacity reaches 700,000 tons of wiredraws, and it has industrial units in Contagem and Sabará, State of Minas Gerais; Hortolândia and Osasco, in the State of São Paulo.

BELGO MINEIRA BEKAERT ART. DE ARAME LTDA (BMB)

It produces steel cord (steel cord for radial tire) and hose wire (wires to reinforce hoses), and it has plants in the cities of Vespasiano and Itaúna.

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BELGO BEKAERT NORDESTE S/A (BBN)

Trefilaria de Feira de Santana – BA. It produces nails and wire for agriculture.

CAF SANTA BÁRBARA LTDA.

CAF Santa Bárbara operates with reforestation and wood coal production. It produces timber for the furniture, agriculture and civil construction industries. In 2004, it produced around 933 thousand of cubic meters of wood coal.

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OTHER COMPANIES OF THE BELGO GROUP

The companies below are service companies, small industries or only affiliates.

BELGO -MINEIRA PART. E IND. E COM. SA.

Belgo-Mineira Participação Indústria e Comércio S.A. (BMP) was created in 1995 especially to manage the leasing, with purchase option, of the facilities of Mendes Júnior Siderurgia S.A. (MJS), current industrial plant of Juiz de Fora. On the base date of this report, BMP had no operational activities.

BELGOPAR LTDA.

Dormant company without operational activities on the base date.

ITAÚNA SIDERURGIA LTDA.

Products for the metal working and metallic structures, furniture and metallurgical industries in general. It has a rolling mill with installed capacity of 100 thousand t/y.

SOL COQUERIA TUBARÃO

This company is still in the construction phase. It will be installed at the CST industrial park, in the municipality of Serra, State of Espírito Santo. As of 2006, SOL Coqueria Tubarão S.A. will produce 1.55 millions of tons of metallurgical coke to assist with the CST and other metallurgical plants expansion.

BMS – BELGO MINEIRA SISTEMAS S/A.

Established in January 1984, BMS - Belgo-Mineira Sistemas is engaged in the development of IT solutions and provision of services. BMS provides services to clients of most varied areas, such as metallurgy, industries, logistics, transports, health and financial areas in Brazil and abroad.

BELGO -MINEIRA ENGENHARIA LTDA.

This company provides engineering services to the group’s industrial units.

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BMF – BELGO -MINEIRA FOMENTO MERCANTIL LTDA.

This is a factoring company that works with the acquisition of assets. It also makes collections and provides technical -consulting support to the financial area.

BELGO -MINEIRA COMERCIAL EXPORTADORA SA.

This company provides foreign trade services to the other group companies.

USINA HIDRELÉTRICA GUILMAN -AMORIN SA

A power generation company, with capacity of 140 MW.

BEMEX INTERNACIONAL LTDA.

It provides foreign trade services to the other group companies.

BELGO -MINEIRA URUGUAY S.A.

It provides foreign trade services to the other group companies.

PBM - PICCHIONI BELGO -MINEIRA DTVM S.A.

It provides financing services to the other group companies.

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CIMAF CABOS S.A.

Company in which BBA holds 50% share ownership. It is controlled by Wire Rope Industries Group (WRI), Canada, and produces steel cables for the mechanical industry, for elevators, oil platforms and use in general. The company has operational unit in the city of Osasco, São Paulo.

PROCABLES S.A.

Company in which BBA holds 47.74% of the capital. It is controlled by Wire Rope Industries Group (WRI), of Canada. It produces steel cables for the mechanical industry, for elevators, oil platforms and use in general. The company has operational unit in Peru.

PRODUCTOS DE ACEROS S.A. – PRODINSA

Company in which BBA holds 50% of the capital. It is controlled by the WR Group. It produces steel cables for the mechanical industry, for elevators, oil platforms and for use in general. It has operational unit in Chile.

WIRE ROPE INDUSTRIES LIMITED

Company in which BBA holds 50% of the capital. It is controlled by the WRI Group. It produces steel cables for the mechanical industry, for elevators, oil platforms and use in general. It has operational unit in Canada.

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9. THE OPERATION

The Operation

  PHASE 1: BELGO will merger AAB and APSL.

  PHASE 2: BELGO will merger CST shares.

EVENTS AND AJUSTMENTS CONSIDERED IN THE APPRAISAL

•
For this appraisal, in Phase 1, which consists of the AAB and APSL merger by BELGO, we considered APSL’s capital increase by subscription performed on June 3, 2005, in the amount of R$ 248,852,480.00 with the issuance of 2,262,349,818 shares, and APSL’s acquisition of 2,721,968,485 shares in CST, made with funds from the capital increase. These events will be reflected in the adjusted balance sheet of APSL

•
In Phase 2, which refers to the merger of CST shares, we already considered the effects of the AAB and APSL merger by BELGO, assuming that this operation will be approved. Thus, we considered that BELGO owns 22,267,595,982 shares in CST and 200,965,646 shares in VEGA DO SUL S/A, and the new amount of BELGO shares, according to the Protocol of Merger (Phase 1) is equal to 9,871,421,612 shares.

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10. GENERAL APPRAISAL CRITERIA

The table below shows the defined general criteria to evaluate each account and/or group of accounts of the companies involved in the operation:

GROUP OF ACCOUNTS	PREMISES	APPRAISAL CRITERION

GENERAL	Accounts amounting to less than R$100,000.00 have	Market value identical to the book value.
not been analyzed, and the book value was kept,
except for those consolidated in a specific group.

Cash, banks, financial	Highly-liquidity assets, with book values very similar or	Market value identical to the book value.
investments, accounts receivable	equal to the market value.
from clients, factoring and
dividends receivable from
controlled companies

Reserve for doubtful accounts	The criterion of reserving credit for the accounts	Market value identical to the book value.
pending payment for over 90 days was deemed
adequate. Despite this criterion is not uniform, it is
adopted by the most relevant companies.

Prepayment without supply	Accounts of advance to suppliers with high liquidity	Market value identical to the book value.
level.
Prepayment to suppliers

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GROUP OF ACCOUNTS	PREMISES	APPRAISAL CRITERION

Debit balance current accounts	The main account refers to advances for tax debts to	Market value identical to the book value
(CST)	the city government of Serra, to offset with payable
taxes.

Employees’ debts (CST)	Employees’ advances with market value preserved by	Market value identical to the book value
the offset with severance amounts.

Several realizable amounts (CST)	High-liquidity debit notes, mainly.	Market value identical to the book value

Loans to the group companies	High liquidity assets.	Market value identical to the book value.
(Belgo)

Early payments and other assets	Non-recoverable amounts advanced to forwarders and	Null market value
(Belgo)	insurers.

Short-term recoverable taxes	Tax credits whose amounts are very similar to the	Market value identical to the book value
short-term payable taxes.

Inventory	Inventory of finished products and production material	Market value identical to the book value
have been appraised at their book values, since the
appraisal at market value considers the continue use of
the assets and obsoleteness appraisals on a quarterly
basis.

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GROUP OF ACCOUNTS	PREMISES	APPRAISAL CRITERION

Long-term financial investments	High liquidity assets with book values very similar or	Market value identical to the book value
equal to the market values.

Long-term loans to controlled	High liquidity assets.	Market value identical to the book value
and affiliate companies

Bonds and court deposits	Assets guarantying processes, whose decisions will be	Market value identical to the book value
probably favorable.

Real properties for sale	Assets whose book value is very similar to the sales	Market value identical to the book value
value

Long-term recoverable taxes and	Tax credits accounted for at their current realization	Market value identical to the book value
contributions (Belgo)	values, as informed by Belgo’s Board of Executive
Committee.

Long-term recoverable taxes and	Tax credits whose realization is estimated by July	Market value identical to the book value
contributions (CST)	2005.

Long-term recoverable tax credit	Credits related to tax suit with favorable decision in	Amount with premium calculated at estimate
(CST)	the appeals court, deferred in 132 months	SELIC rate

Non-permanent share ownership	Main amounts related to low-liquidity shares of	Null market value
(CST)	telephone government companies.

FUNRES-FUNDO RECUP. ECON.	Short-term non recoverable advances.	Null market value
E.S (CST)

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GROUP OF ACCOUNTS	PREMISES	APPRAISAL CRITERION

AFECC-CONVÊNIO HOSP. S. RITA	Short-term non-recoverable advances.	Null market value
(CST)

Advanced expenses (Belgo)	Commission payments to IFC (Guilman).	Null market value (Guilman)

Other long-term receivable	The most relevant value refers to the BMP credits to	Market value identical to the book value
accounts	BS, offset with the Mendes Junior assumed debts, paid
by BMP.

Other investments (Belgo)	Non-reappraised minority share ownership.	Market value identical to the book value

Investment premium/discount	Amounts already included in each company’s Net	Null market value
Equity, at market value.

Land, buildings, machine,	Specific appraisal reports, whose summaries are shown	Market value
equipment, installments, vehicles	in Attachment 1.
and works in progress

Hardware and software,	Assets with depreciated book values similar to the	Market value identical to the book value
depreciation of hardware and	market value.
software

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GROUP OF ACCOUNTS	PREMISES	APPRAISAL CRITERION

Mining rights, depletion of mining	Mina do Andrade’s market value calculated under the	Market value
rights (Belgo)	Leasing Agreement (Attachment 1) information,
supplied by Belgo’s Board of Executive Committee.

Forest reserves (Belgo)	Appraised based on the market value (purchase and	Market value
sale) per solid m3, including the last estimate
performed and the time of growth (Attachment 1).

Prepayment to suppliers –	Amounts that will be included in the property, plant	Market value identical to the book value
Property, plant and equipment	and equipment when the project is concluded.

Differed expenses	Expenses accounted for at their current realization	Market value identical to the book value
values, as informed by Belgo’s Board of Executive
Officers.

Suppliers, salaries payable	All obligations to suppliers were calculated at their	Market value identical to the book value
book values.

Debentures and financial costs	Current value calculated based on the interest rates	Market value
(Belgo)	showed in explanatory note 13 of the Financial
Statement.

Other accounts payable	BS’s balance related to the Mendes Junior assumed	Market value
debts, is zero after payment by BMP.

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GROUP OF ACCOUNTS	PREMISES	APPRAISAL CRITERION

Long and short-term loans and financings in	Amounts calculated by their face values	Market value identical to the book value
national and foreign currency

Long and short-term payable taxes,	Amounts subject to offset with tax credits,	Market value identical to the book value
contributions and social charges	and the balance payable calculated at their
face values.

Reserve for Income Tax (IR)and Social	Recalculated based on the assets appraisal.	Amount calculated with 34% on the
Contribution on Net Profits (CSLL) on		reappraisal gains.
surplus / re-appraisal of the property,
plant and equipment

Reserve for short-term financial charges	Unpaid amounts for immediate liquidation of	Null market value
(CST)	financings.

Current accounts with credit balance (CST)	Amounts early paid by creditors, affiliate	Market value identical to the book value
companies mainly.

Social contribution on profit – summer plan	Reserve for court suit, favorable decision	Null market value
(plano verão) (CST)	rendered in 2005.

Long-term debentures	Current value calculated based on the	Market value
interest rates mentioned in explanatory note
13 of the Financial Statements.

Reserve for contingencies	Reserve for court suits with probable	Market value identical to the book value
unfavorable decision

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11. APPRAISAL OF THE CST NET EQUITY AT MARKET VALUE

In this appraisal, the assets approach was adopted to calculate the market value of the CST Net Equity. In this approach, we analyzed the relevant assets and liabilities so as to reflect their fair market value.

APPRAISAL OF THE PROPERTY, PLANT AND EQUIPMENT

The property, plant and equipment are the most important ones within CST. The appraisal of these assets is shown below:

FIXED ASSETS (R$ MILLIONS)	5.696,99
LAND	15,09
BUILDINGS/FACILITIES	989,92
MACHINES/EQUIP	4.691,98

APPRAISAL OF THE OTHER ASSETS AND LIABILITIES

The other assets were appraised under the criteria in chapter 10, as show the calculation charts in Attachment 1.

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AMOUNT OF THE CST NET EQUITY AT MARKET VALUE

The table below shows the CST Net Equity at market price, including the respective adjustments of the main accounts:

RELEVANT			( REAIS MILHÕES )

ACCOUNTS		CONTABIL	MERCADO	AJUSTE

ASSETS		11.146,71	8.667,88	-2.478,83

SHORT-TERM ASSETS		1.726,77	1.726,77	0,00
LONG-TERM ASSETS		342,13	193,80	-148,33
PERMANENT ASSETS		9.077,81	6.747,31	-2.330,50
INVESTMENTS		1.104,91	1.050,32	-54,59

CST Com. Ext.	100,00	1,22	1,22	0,00
CST Corp BV	100,00	702,74	702,74	0,00
SOL	62,00	216,78	216,44	-0,33
VEGA	25,00	184,10	129,83	-54,26
OUTROS		0,07	0,07	0,00
AGIOS/DESAGIOS		0,00	0,00	0,00
PROPERTY, PLANT AND EQUIPMENT		7.965,83	5.696,99	-2.268,84

DEFERRED ASSETS		7,07	0,00	-7,07
LIABILITIES		3.208,83	2.425,68	-783,15

SHORT-TERM LIABILITIES		1.155,20	1.056,02	-99,18
LONG DEFERRED ASSETS		2.053,63	1.369,66	-683,98

NET EQUITY		7.937,88	6.242,20	-1.695,68

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VALUE OF THE CST SHARES

50,976,440,030 shares	SHARE VALUE –
TRANCHES OF ONE
THOUSAND

book equity value	R$ 155.716703
adjustment per share	(R$ 33.264020)
equity amount adjusted at market value	R$ 122.452683

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12. APPRAISAL OF THE AAB NET EQUITY AT MARKET VALUE

APPRAISAL OF THE INVESTMENT IN VEGA

VEGA is a steel transformation plant that employs the most modern processes for scouring, cold rolling and galvanization. It was officially inaugurated on April 27, 2004, but the galvanization operations started in July 2003, and the scouring and rolling operations started in September and October, respectively.

As this is a newly-inaugurated plant, we considered the property, plant and equipment book value equal to the market value.

For the other assets and liabilities, we adopted the criteria described in chapter 10, as shown in the calculation chart of Attachment 1.

NET EQUITY AT MARKET VALUE

The table below shows the AAB Net Equity at market price, including the respective

RELEVANT			VALOR ( REAIS MILHÕES )

ACCOUNTS		CONTABIL	MERCADO	AJUSTE

ASSETS		2.541,52	2.460,33	-81,19

SHORT-TERM ASSETS		0,00	0,00	0,00
LONG-TERM ASSETS		0,00	0,00	0,00
PERMANENT ASSETS		2.541,52	2.460,33	-81,19
INVESTMENTS		2.541,52	2.460,33	-81,19

VEGA	75,00	525,09	389,50	-135,58
CST	33,17	2.009,63	2.070,82	61,19
OUTROS		0,00	0,00	0,00
AGIOS/DESAGIOS		6,80	0,00	-6,80
PROPERTY, PLANT AND EQUIPMENT		0,00	0,00	0,00

OUTROS		0,00	0,00	0,00
DEFERRED ASSETS		0,00	0,00	0,00
LIABILITIES		79,24	79,24	0,00

SHORT-TERM LIABILITIES		0,00	0,00	0,00
LONG-TERM LIABILITIES		79,24	79,24	0,00

NET EQUITY		2.462,28	2.381,09	-81,19

adjustments of the main accounts:

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ADJUSTMENT ORIGINS

The table below shows, in a summarized form, the origins of the adjustments of the AAB Net Equity:

R$ millions

TOTAL VARIATION	(R$ 81,19)
AGIOS/DESAGIOS	(R$ 6,80)
CST e VEGA FIXED ASSETS	(R$ 752,68)
DEFERRED	(R$ 147,95)
ACCONT INVEST.CST/AAB	R$ 623,73
PROV.IR/CS FIXED ASSET VALUATION	R$ 259,81
OTHERS	(R$ 57,30)

VALOR DAS QUOTAS AAB

2,122,516,699 quotas	QUOTA VALUE- ONE
THOUSAND
book equity value	R$ 1,160.075194
adjustment per quota	(R$38.252897)
equity amount adjusted at market value	R$ 1,121,822297

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13. APPRAISAL OF THE APSL NET EQUITY AT MARKET VALUE

The criteria described in chapter 10, as shown in the calculation charts in Attachment 1, were used to appraise the APSL assets and liabilities.

We considered the subsequent events and adjustments described in Chapter 9 (see adjusted balance sheet in Attachment 2) to calculate the APS Net Equity at market and the swap ratio.

respective adjustments of the

NET EQUITY AT MARKET VALUE

The table below shows the APSL Net Equity at market value, including the respective adjustments of the main accounts:

RELEVANT		VALOR ( REAIS MILLION )

ACCOUNTS		CONTABIL	MERCADO	AJUSTE

ASSETS		580,47	657,05	76,57

SHORT-TERM ASSETS		0,23	0,23	0,00
LONG-TERM ASSETS		0,92	0,92	0,00
PERMANENT ASSETS		579,33	655,91	76,57
INVESTMENTS		579,33	655,91	76,57

CST	10,51	665,06	655,91	-9,16
AGIOS/DESAGIOS		-85,73	0,00	85,73
PROPERTY, PLANT AND EQUIPMENT		0,00	0,00	0,00
DEFERRED ASSETS		0,00	0,00	0,00
LIABILITIES		13,23	13,23	0,00

SHORT-TERM LIABILITIES		0,00	0,00	0,00
LONG-TERM LIABILITIES		13,23	13,23	0,00

NET EQUITY		567,24	643,82	76,57

VALUE OF THE APSL SHARES

4,896,865 thousand shares	VALUE
(Tranches of one
thousand shares)

book equity value	R$ 115.838221

adjustment per share	R$ 15.637541

equity amount adjusted	R$ 131.475762
at market value

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14. APPRAISAL OF THE BELGO NET EQUITY AT MARKET VALUE

We adopted the asset approach to appraise the BELGO Net Equity at market value. In this approach, we calculated the relevant assets and liabilities so as to reflect their fair market value.

INVESTIMENTS

To appraise the BELGO investments we adopted the criteria described in Chapter 10.

The next table shows the appraisal of the property, plant and equipment of the invested companies’ operational units.

APPRAISAL OF THE OTHER ASSETS AND LIABILITES

To appraise the other assets and liabilities, we adopted the criteria described in Chapter 10, as shown in calculation plans in Attachment 1.

COMPANY	PROPERTY, PLANT & EQUIPMENTTotal (R$ millions
ACINDAR	LAND	11,86
	BUILDINGS/FACILITIES	118,92
	MACHINES/EQUIP	1.082,34
	OTHER	14,15

ACINDAR Total		1.227,27

BBA	LAND	39,74
	BUILDINGS/FACILITIES	157,91
	MACHINES/EQUIP	386,03
	OTHER	-

BBA Total		583,68

BELGO SIDERURGIA	LAND	149,39
	BUILDINGS/FACILITIES	547,05
	MACHINES/EQUIP	2.168,63
	OTHER	256,87

BELGO SIDERURGIA Total		3.121,94

BMB	LAND	0,84
	BUILDINGS/FACILITIES	22,37
	MACHINES/EQUIP	155,10
	OTHER	-

BMB Total		178,31

CAF	LAND	131,62
	BUILDINGS/FACILITIES	0,82
	MACHINES/EQUIP	5,64
	OTHER	293,36

CAF Total		431,44

Global Total		5.111,20

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BELGO SIDERURGIA NET EQUITY AT MARKET VALUE

The table below shows the BELGO SIDERURGIA Net Equity at market value. This company holds the majority portion of Belgo’s assets:

RELEVANT		VALOR ( REAIS MILHÕES )

ACCOUNTS		CONTABIL	MERCADO	AJUSTE

ASSETS		6.545,23	8.405,19	1.859,96

SHORT-TERM ASSETS		1.735,73	1.731,93	-3,80
LONG-TERM ASSETS		661,14	654,34	-6,79
PERMANENT ASSETS		4.148,36	6.018,92	1.870,56
INVESTMENTS		1.815,91	2.456,49	640,57

BMU	100,00	229,45	229,45	0,00
BELGOPAR	100,00	1,86	1,86	0,00
ITAUNA	99,90	9,17	9,00	-0,17
ACINDAR	72,68	584,24	994,24	409,99
BBA	55,00	382,41	528,52	146,11
BMB	55,50	69,90	94,11	24,22
CAF	100,00	193,42	360,11	166,69
BMS	100,00	22,59	22,59	0,00
BEMEX	100,00	5,44	5,44	0,00
BMF	99,50	53,16	52,54	-0,62
BIL	100,00	18,82	18,03	-0,79
SOL	37,00	129,17	129,17	0,00
OUTROS		11,42	11,42	0,00
AGIOS/DESAGIOS		104,85	0,00	-104,85
DEFERRED ASSETS		1.891,96	3.121,94	1.229,98

DIFERIDO		440,49	440,49	0,00
LIABILITES		2.949,86	2.128,15	-821,72

SHORT-TERM LIABILITIES		2.262,23	1.024,84	-1.237,39
LONG-TERM LIABILITIES		687,63	1.103,31	415,67

NET EQUITY		3.595,37	6.277,05	2.681,68

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BELGO NET EQUITY AT MARKET VALUE

The table below shows the BELGO Net Equity at market value, including the respective adjustment origins:

RELEVANT		VALOR ( REAIS MILHÕES )

ACCOUNTS		CONTABIL	MERCADO	AJUSTE

ASSETS		4.476,07	6.430,99	1.954,92

SHORT-TERM ASSETS		2,08	2,08	0,00
LONG-TERM ASSETS		122,91	122,91	0,00
PERMANENT ASSETS		4.351,08	6.305,99	1.954,92
INVESTMENTS		4.349,62	6.305,99	1.956,38

BS	99,11	3.538,52	6.221,15	2.682,62
BMP	99,98	38,45	68,19	29,73
* GUILMAN	51,00	17,10	16,17	-0,93
BME	99,00	0,50	0,50	0,00
OUTROS		0,00	0,00	0,00
AGIOS/DESAGIOS		755,05	0,00	-755,05
PROPERTY, PLANT AND EQUIPMENT		0,00	0,00	0,00

DIFERIDO		1,46	0,00	-1,46
LIABILITIES DEFERRED ASSETS		38,92	38,92	0,00

SHORT-TERM LIABILITIES		38,92	38,92	0,00
LONG-TERM LIABILITIES		0,00	0,00	0,00

NET EQUITY		4.437,15	6.392,07	1.954,92

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ADJUSTMENT ORIGINS

The table below shows, in a summarized form, the origins of the adjustments of the Belgo Net Equity:

valores em R$ milions
TOTAL VARIATION	1.954,92
AGIOS/DESAGIOS	(859,04)
INVESTED FIXED ASSETS	2.345,08
LIABILITIES	1.226,37
IR/CS FIXED ASSETS VALUATION PROV	(804,33)
OTHERS	46,84

VALUE OF BELGO SHARES

7,015,829 thousand shares	VALUE (tranches of one
thousand shares)
book equity value	R$ 632.448398
adjustment per share	R$ 278.643725
Equity amount adjusted at market value	R$ 911.092123

(*) excluding the treasury shares

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15. SWAP RATIO CALCULATION

PHASE 1 (AAB and APSL MERGER)

NET EQUITY AT MARKET
	BELGO	AAB	APSL

NET EQUITY AT MARKET (R$ MILLIONS)	R$ 6,392	R$ 2,381	R$ 644
TOTAL SHARES/QUOTAS	7,015,829,297	2,122,516,699	4,896,865,634
R$ PER THOUSAND OF SHARES/QUOTAS	R$ 911.092123	R$ 1,121.822297	R$ 131.475762
SWAP RATIO	1.000000	0.812154	6.929735

Note: Amount of AAB or APSL wuotas/shares for one BELGO share, considering the events and adjustments in Chapter 9.

PHASE 2 (CST SHARES MERGER)

NET EQUITY AT MARKET
	BELGO	CST

NET EQUITY AT MARKET (R$ MILLIONS)	R$ 9,417	R$ 6,242
TOTAL SHARES/QUOTAS	9,871,421,612	50,976,440,030
R$ PER THOUSAND OF SHARES/QUOTAS	R$ 953.963155	R$ 122.452683
SWAP RATIO	1.000000	7.790463

Note: Amount os CST shares for one BELGO share, considering the realization in Phase 1.

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16. CONCLUSION

Based on the analysis of the above-mentioned documentation and the APSIS studies, the experts concluded that the swap ratios of the BELGO shares for AAB shares and APSL shares, appraised according to the Net Equity at market value under the asset approach on May 31, 2005, are the following:

0.812154 AAB quotas for 1 BELGO share; and

6.929735 APSL shares for 1 BELGO share.

And the swap ratio of BELGO shares, (after the merger of AAB and APSL), for the CST shares is the following:

7.790463 CST shares for 1 BELGO share.

Report RJ-057/05 is concluded. It is composed of forty six (46) pages typed on one side, and one (1) attachment, and it was prepared in two (2) original counterparts. APSIS Consultoria Empresarial S/C Ltda., CREA/RJ 82.2.00620 -1 and CORECON/RJ RF/2.052 -4, an asset appraisal specialized company, undersigned by its legally authorized officers, is available for any necessary clarification.

Rio de Janeiro. July 19, 2005.

ANA CRISTINA FRANÇA DE SOUZA	VERÔNICA ROCHA DE OLIVEIRA
Partner-officer	Accountant (CRC/RJ 69548/O-9)

LUIZ PAULO CESAR SILVEIRA	CLAUDIO MARÇAL DE FREITAS
Officer	Accountant (CRC/RJ 55029/O-1)

CESAR DE FREITAS SILVESTRE
Accountant (CRC/RJ 44779/O-3

APSIS CONSULTORIA	42
REPORT RJ-057/05

17. LIST OF ATTACHMENTS

1. APSIS PROFILE

SÃO PAULO – SP	RIO DE JANEIRO – RJ
Av. Vereador José Diniz. 3.300. Cj. 808	Rua São José. 90. sala 1802
Campo Belo. CEP: 04604-006	Centro. CEP: 20010-020
Tel.: + 55 11 5543.7907/5543.3811	Tel.: + 55 21 2210.5073 Fax: + 55 21 2210.2959

APSIS CONSULTORIA	43
REPORT RJ-057/05

APSIS CONSULTORIA	44
REPORT RJ-057/05

APSIS CONSULTORIA	45
REPORT RJ-057/05

APSIS CONSULTORIA

Business Appraisal Fixed Asset Management Enviromental Management Real State Consulting

Rio de Janeiro - RJ Rua São José, 90 - Grupo 1802 Centro, CEP 20010-020 Tel.: +55 (21) 2210.5073 Fax: +55 (21) 2210.2959

São Paulo - SP Av. Vereador José Diniz, 3300 - Conj. 808 Campo Belo, CEP 04606-006 Tel.: +55 (11) 5543.7907 Fax: +55 (11) 5041 8206

www.apsis.com.br

APSIS CONSULTORIA	46
REPORT RJ-057/05

Exhibit 3
BELGO and CST Economic and Financial Appraisal prepared by Deutsche Bank
Securities, Inc.

Companhia Siderúrgica Belgo Mineira

Valuation report

July 27, 2005

Important disclosure

This Valuation Report is being provided by Deutsche Bank Securities Inc. ("Deutsche Bank") to the Board of Directors of Companhia Siderúrgica Belgo Mineira (“Belgo”) in connection with the proposed merger into Belgo of the holding companies APSL ONPN Participações S.A. (“APSL”) and Arcelor Aços do Brasil Ltda. (“AAB”) (the “Holdings Merger”) and the merger of the shares of Companhia Siderúrgica de Tubarão (“CST”) by and into Belgo (the “Merger of Shares”). Each of Belgo, CST, APSL and AAB is a company organized and existing under the laws of the Federative Republic of Brazil.

The scope of Deutsche Bank’s valuation analysis was limited to the economic value of Belgo, CST, Vega do Sul S.A. (“Vega”), APSL and AAB and their respective subsidiaries, and did not distinguish between different classes of shares of Belgo and CST. This Valuation Report does not address (i) the incremental value to the companies which may arise from the consummation of the Merger of Shares or the Holdings Merger, if any, or of any other transaction and (ii) any adjustments to compensate for or which may reflect the specific rights associated with any specific class of shares of either CST, Vega or Belgo. This Valuation Report does not contain any views regarding the distribution of the economic value among the several classes of CST or Belgo shares, and Deutsche Bank does not express any opinion in that regard.

In connection with Deutsche Bank's role as financial advisor to Belgo and in arriving at its conclusion set forth in this Valuation Report, Deutsche Bank reviewed certain publicly available financial and other information concerning CST, Belgo, Vega, APSL, AAB and their respective subsidiaries, certain internal analyses and other information furnished to it by CST, Vega, Belgo, APSL and AAB, and the audited financial statements of Belgo, Vega, CST, APSL, AAB and their respective subsidiaries at and for the five months ended May 31, 2005. Deutsche Bank also held discussions with members of the senior managements of CST, Belgo, Vega and their respective subsidiaries regarding the businesses and prospects of their respective companies but did not give pro forma consideration to the Merger of Shares, the Holdings Merger or any other transaction. All such information was based on management’s analysis, as of the date such information was compiled, of the prevailing market conditions in the industry in which Belgo, CST and Vega operate and on the reasonable expectations and projections of management of each company for the business and prospects of the companies as of such dates. In addition to the foregoing, Deutsche Bank reviewed such financial and other information, financial studies and analyses, and took into account such other matters as it deemed necessary, including its assessment of general economic and market conditions both in Brazil and other markets.

Important disclosure (continued)

Deutsche Bank’s Valuation Report is necessarily based on information available to it and financial, stock market and other conditions and circumstances existing and disclosed to Deutsche Bank as of the date of this Valuation Report. Deutsche Bank has no obligation to update or otherwise revise this Valuation Report, including if future events or conditions affect the valuation analysis or conclusions. In addition, given the availability of ten-year management business plans for Belgo, CST, Vega and their respective subsidiaries, which were approved by the management of each of Belgo, CST and Vega, respectively (and the opportunity to review those plans with representatives of Belgo, CST and Vega), and given the limitations of the public market comparables and precedent transaction methodologies, Deutsche Bank selected a discounted cash flow analysis as the best methodology for the assessment of Belgo’s, CST’s, Vega’s, APSL’s and AAB’s economic values and that of their respective significant subsidiaries.

Because such analyses and values are based upon forecasts of future results, they are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. In addition because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of Deutsche Bank, neither Deutsche Bank nor its affiliates assume responsibility if future results are materially different from those forecasted.

In preparing this Valuation Report, Deutsche Bank has not assumed responsibility for independent verification of, and has not independently verified, any information, whether publicly available or furnished to it, concerning, CST, Belgo, Vega, APSL, AAB or their respective subsidiaries, including, without limitation, any financial information, forecasts or projections, considered by Deutsche Bank in connection with the rendering of its services, nor did Deutsche Bank evaluate the solvency or fair value of Belgo, CST, Vega, APSL, AAB and their respective subsidiaries under any laws relating to bankruptcy, insolvency or similar matters. Accordingly, for purposes of its opinion, Deutsche Bank has assumed and relied upon the accuracy and completeness of all such information and Deutsche Bank has not conducted a physical inspection of any of the properties or assets, and has not prepared or obtained any independent evaluation or appraisal of any of the assets or liabilities, of CST, Belgo, Vega, APSL, AAB or their respective subsidiaries. With respect to business plans, including financial forecasts and other information and data provided to or discussed or reviewed with Deutsche Bank, Deutsche Bank was advised and assumed that such information and data were reasonably prepared and reflected the best currently available estimates and judgments of Belgo’s, CST’s and Vega’s, APSL’s and AAB’s management as to the expected future financial performance of Belgo, CST, Vega, APSL, AAB and their respective subsidiaries, as the case may be, as to the matters covered thereby. In addition, Deutsche Bank obtained statements executed by officers of Belgo, CST, Vega dated as of July 27, 2005, whereby they reasserted the accuracy, legitimacy, and completeness of all such information, documents and reports which were supplied to Deutsche Bank on the dates when those were supplied to it, and

Important disclosure (continued)

whereby they confirmed that there had not been, since those dates, any material changes to the companies’ business, financial condition, assets, liabilities, business prospects or commercial transactions and any other significant fact which would have rendered any such information incorrect or misleading in any material aspect and which could have a material effect on the results of this Valuation Report. Notwithstanding the foregoing, neither Belgo, CST, Vega, APSL and AAB, nor their respective managers or controlling shareholders have directed, limited, made difficult or carried out any act, which has or may have impaired Deutsch Bank's access, use, or knowledge of the information, assets, documents or work methodologies that were relevant for the evaluation herein.

In rendering its opinion, Deutsche Bank expresses no views as to the reasonableness of such forecasts and projections or the assumptions on which they are based. Deutsche Bank's opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to it as of, the date hereof.

Deutsche Bank has assumed that the conversion of Belgo preferred shares for Belgo common shares will be made on one-for-one basis. In addition, for purposes of this Valuation Report, Deutsche Bank assumed that the Merger of Shares and the Holdings Merger will be tax-free to each of Belgo, CST, Vega, APSL and AAB, and their respective shareholders and Deutsche Bank did not take into account tax-related effects that CST’s, Vega’s, APSL’s or AAB’s shareholders may experience in connection with the Merger of Shares or the Holdings Merger, as the case may be, or any fees and expenses that may be incurred in connection with the settlement of that transaction, including without limitation, those related to depositary services that may be incurred by holders of CST’s ADSs. In addition, with your consent, we have excluded the tax-related effects associated with the future utilization by Belgo of the unamortized goodwill that may result from the Merger of Shares and the Holdings Merger. Deutsche Bank does not express any opinion as to what the value of the shares of Belgo actually will be when issued pursuant to the Merger of Shares or the Holdings Merger, or the price at which the shares of Belgo will trade subsequent to the Merger of Shares or the Holdings Merger.

Deutsche Bank was not requested to, and did not participate in, the negotiation of the Merger of Shares or the Holdings Merger, nor was Deutsche Bank requested to, and this Valuation Report does not, address the relative merits of the Merger of Shares, Holdings Merger or the effect of any other transaction in which Belgo, CST, Vega, APSL or AAB might engage. Deutsche Bank was not requested to, and did not, solicit third-party indications of interest in the possible acquisition of all or part of Belgo, CST, Vega, APSL or AAB. Deutsche Bank, however, as financial advisor to Belgo, has participated in the structuring of the Merger of

Important disclosure (continued)

Shares and the Holdings Merger and has acted as financial advisor for Arcelor in the acquisition of the controlling stake in CST and has advised Arcelor in connection with other restructuring and capital markets transactions that were consummated prior to the Merger of shares and the Holdings Merger.

Deutsche Bank will be paid a fee for its services as financial advisor to Belgo in connection with the Merger of Shares and the Holdings Merger, a portion of which is contingent upon consummation of the Merger of Shares and the Holdings Merger. Belgo has also agreed to reimburse Deutsche Bank for its reasonable travel and other out-of -pocket expenses incurred in connection with its engagement, including the reasonable fees and expenses of its counsel, and to indemnify Deutsche Bank and its affiliates against specific liabilities and expenses arising out of its engagement. We are an affiliate of Deutsche Bank AG (together with its affiliates, the “DB Group”). One or more members of the DB Group have, from time to time, provided investment banking and other financial services to Belgo, CST, Arcelor and/or their affiliates for which they have received compensation. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of Belgo, CST, Vega, Arcelor or their affiliates or subsidiaries for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations. The research department and other divisions within Deutsche Bank or its affiliates may from time to time perform and/or publish analyses regarding Belgo, CST, Vega, Arcelor or their respective subsidiaries, and they may base their analysis and publications on different market and operating assumptions and on different valuation methodologies when compared with Deutsche Bank’s Valuation Report and, accordingly, may arrive at conclusions which differ materially from those contained in Deutsche Bank’s Valuation Report. In addition, Deutsche Bank may perform certain administrative functions in connection with the Merger of Shares and the Holdings Merger.

This Valuation Report is provided exclusively for the use of the Board of Directors of Belgo, and Deutsche Bank understands that the shareholders of Belgo will have access to this Valuation Report. This Valuation Report is not intended to be and does not constitute a recommendation to any shareholder as to how such shareholder should vote on any matters relating to the Merger of Shares or the Holdings Merger.

This document has been originally produced in English and is being provided in both English and Portuguese. The Portuguese version is solely a translation into Portuguese of the original document in English and is being provided solely for the convenience of the reader. The English version should therefore prevail for all purposes, and in no event, Deutsche Bank or any of its affiliates should be liable for different interpretations between the original English document and its Portuguese translation.

Contents

Section

1	Executive summary		1
2	Main valuation assumptions		7
	A	CST	16
	B	Vega do Sul	23
	C	Belgo	29
	D	Acindar	37
	E	APSL and AAB	45

Executive Sumary	Section 1

Section 1

Executive summary

1

Executive Sumary	Section 1

Introduction

•
Deutsche Bank is pleased to present to the Board of Directors of Companhia Siderúrgica Belgo Mineira (“Belgo”) its conclusions relative to the economic valuation of Belgo and the companies to be merged with and into it

•	At your request we have determined the range of economic values, according to generally accepted investment banking practices, of the following companies

– Belgo, including its fully owned long steel operations as well as its beneficial ownership of:

– Belgo Bekaert Arames Ltda. S.A. (“BBA”), Belgo Bekaert Nordeste S.A.(“BBN”) and BMB – Belgo Mineira Bekaert Artefatos de Arame Ltda. (“BMB”), and, together with BBA and BBN, the “Wire Drawing” division

– Hidreletrica Guilman Amorin S.A. (“Guilman”)

– Acindar S.A. (“Acindar”)

– Companhia Siderúrgica de Tubarao S.A. (“CST”)

– Vega do Sul S.A. (“Vega”)

– The holding companies Arcelor Aços do Brazil Ltda. (“AAB”) and APSL ONPN Participações S.A. (“APSL”), which hold controlling stakes in CST and Vega

•	We understand that the results presented in this valuation report may be used and serve as guidance to the Board of Directors of Belgo to choose the exchange ratios between:

– Belgo, AAB and APSL in connection with the merger of AAB and APSL into Belgo (the “Holdings Merger”)

– Belgo and CST in connection with the subsequent merger of CST with and into Belgo (the “Merger of Shares”)

2

Executive Sumary	Section 1

Methodology

•	Our prime methodology to assess the range of economic values of the companies was the Discounted Cash Flow (“DCF”) methodology

•	The framework of our DCF analysis for each company preliminary comprises:

– Assessment of future unlevered net cash flows from the company’s operations after capital expenditures, net investment in working capital, payment of taxes and other adjustments (“Free Cash Flows”). These expected F ree Cash Flows were derived from 10 year business plan projections provided to us by each company

– Assessment of the Total Enterprise Value (“TEV”) of the company through the discount to a net present value of its future Free Cash Flows plus its Terminal Value by a weighed average cost of capital (WACC). The WACC takes into account (i) the operating and financial risks of the company’s businesses and (ii) the inherent sovereign risk of the countries in which the company operates

•	In order to assess these future Free Cash Flows, we have:

– Assumed the prevailing corporate income tax legislation in Brazil and Argentina

– Included the net benefits of the Interest of Equity (“Juros sobre Capital” or “JSCP”) after payment of withholding taxes

– Factored in other tax related benefits such as past tax losses carried forward, governmental incentives and tax deductible amortization of existing goodwill

– Not assumed the benefits from any tax deductible amortization of new goodwill created in the context of the Holdings Merger or Merger of Shares

– Did not account for any potential future cost savings and other synergies among the companies after the completion of the Holdings Merger and Merger of Shares

– Our calculation of Terminal Value assumes the perpetuity formula with a certain growth rate and normalized cash flows after the 10 year forecast period

3

Executive Sumary	Section 1

Methodology (continued)

•	Furthermore, our valuation analysis takes into consideration only Free Cash Flows generated after May 31, 2005. Therefore, the value ranges for each company are referenced to this same date

•
Future annual Free Cash Flows and the Terminal Value were estimated in Reais (“R$”) and further converted into US Dollars (“US$”) assuming average expected exchange rates according to the Brazilian Central Bank consensus estimates as of July 8, 2005

– Therefore, the results of our valuation analysis are in US Dollars

– Results in Reais are provided solely for the mathematical convenience of the Board of Directors of Belgo assuming the R$2.3761 : 1US$ exchange ratio as published by the Brazilian Central Bank on July 22, 2005 under the “PTAX Venda” code

– The reader should not construe these translations of U.S. dollars into reais as representations by

Deutsche Bank that the U.S. dollar amounts actually represent these real amounts or could be converted into reais at the rate indicated

•	Finally, the ranges of values per share for each company were calculated assuming:

– No distinction between voting vs. non-voting or controlling vs. non-controlling shares

– Cancellation of all stock held in treasury

– Full conversion of convertible securities when applicable (fully diluted basis)

•	Although our valuation analysis is primarily based on the DCF methodology it was also tested against valuation by trading multiples of listed comparable companies for consistency purposes

4

Executive Sumary	Section 1

Principal valuation results – US$

Note: Market prices as of 7/22/05. For Belgo and CST market prices refer to non voting shares only. Assumes US$2.3761:US$ 1 exchange ratio. 30 day average reflects trading days
Source: FactSet, DB Estimates

5

Executive Sumary	Section 1

Principal valuation results – R$

Results in R$ assume R$2.3761:US$ 1 exchange ratio and are only for the convenience of the Board

Note: Market prices as of 7/22/05. For Belgo and CST market prices refer to non voting shares only. Assumes US$2.3761:US$ 1 exchange ratio. 30 day average reflects trading days
Source: FactSet, DB Estimates

6

Main valuation assumptions	Section 2

Section 2

Main valuation assumptions

7

Main valuation assumptions	Section 2

Macroeconomic assumptions

     The macroeconomic assumptions are primarily based on the Brazilian Central Bank consensus as of July 8, 2005

Key macroeconomic forecasts (% p.a.)

	2004	2005E	2006E	2007E	2008E	2009E	2010E	Perp.

Brazilian real GDP growth	5.3%	3.20%	3.46%	3.55%	3.67%	3.55%	3.50%	3.30%
Brazilian inflation (IGPM)	12.4%	4.63%	5.57%	5.12%	4.94%	5.00%	4.75%	4.50%
US inflation (CPI)	2.7%	2.80%	2.40%	1.70%	1.70%	1.70%	1.70%	1.70%
CDI (Brazil’s Overnight Int. Rate)	16.2%	19.10%	16.54%	14.66%	13.58%	12.99%	12.50%	11.10%
TJLP	9.8%	10.90%	9.46%	8.43%	7.96%	8.00%	8.00%	8.00%

Key exchange rate assumptions

	2004	2005E	2006E	2007E	2008E	2009E	2010E	Perp.

R$:US$ FX rate - end of period	2.65	2.58	2.81	2.96	3.07	3.17	3.27	N.M.
R$:US$ FX rate – avg. of period	2.93	2.56	2.91	3.03	3.10	3.22	2.75	N.M.

Nominal FX rate variation (% p.a.)	-8.1%	-2.8%	8.9%	5.3%	3.7%	3.3%	3.0%	2.8%
Real FX rate variation(1) (% p.a.)	19.1%	4.7%	-5.3%	-1.9%	-0.5%	PPP	PPP	PPP
(1) vis -à-vis the purchasing power parity
Source: Brazilian Central Bank consensus estimates (July 8, 2005), DB estimates

8

Main valuation assumptions	Section 2

Industry beta analysis

Steel industry betas(1) – US and Europe

     As steelmaking is a global industry, we felt it was appropriate to use betas of steel companies across the world

				2 yr weekly Beta		5 yr weekly Beta

	Market cap	Net debt (2)		Levered	Unlevered	Levered	Unlevered
	(US$ m)	(US$ m)	Tax rate	beta	beta	beta	beta	D/Cap %

Western Europe/ North America
European
Arcelor	12,371	3,996	34%	1.58	1.30	1.00	0.82	24%
Corus Group	3,498	3,571	34%	2.09	1.25	1.95	1.17	51%
Ispat	5,236	3,513	34%	0.80	0.55	0.34	0.24	40%
Rautaruukki	2,074	829	34%	0.97	0.77	0.67	0.53	29%
Salzgitter	1,850	1,951	34%	0.84	0.50	0.33	0.19	51%
SSAB	2,309	218	34%	0.90	0.85	0.54	0.51	9%
ThyssenKrupp	8,797	11,600	34%	1.38	0.74	1.06	0.57	57%
Voestalpine	2,821	903	34%	0.81	0.67	0.94	0.78	24%

Mean				1.17	0.83	0.85	0.60	36%

North American
AK Steel	741	4,406	35%	3.32	0.68	1.60	0.33	86%
Carpenter	1,367	315	35%	3.09	2.69	1.36	1.18	19%
Dofasco Inc	2,505	432	35%	1.16	1.04	0.60	0.54	15%
Nucor Corp	7,875	206	35%	2.06	2.03	1.31	1.29	3%
United States Steel	4,181	3,331	35%	2.80	1.84	1.42	0.94	44%
Allegheny	2,298	1,051	35%	3.02	2.33	1.67	1.29	31%

Mean				2.58	1.77	1.33	0.93	33%

(1)   Market prices as of July 10, 2005
(2)   Net debt position as per the most recently disclosed financials statements until July 10, 2005
Source: Bloomberg, DB Estimates, Company filings

9

Main valuation assumptions	Section 2

Industry beta analysis (continued)

Steel industry betas(1) – Latin America and Asia/Pacific

We have assumed the global unlevered beta of 0.65 for our analysis of all steel companies in the transaction

				2 yr weekly Beta		5 yr weekly Beta

	Market cap	Net debt (2)		Levered	Unlevered	Levered	Unlevered
	(US$ m)	(US$ m)	Tax rate	beta	beta	beta	beta	D/Cap %

Latin American Steel
Belgo Mineira	3,036	170	34%	0.92	0.89	0.48	0.46	5%
CSN	4,083	2,251	34%	1.18	0.87	0.81	0.59	36%
CST	2,248	508	34%	1.22	1.06	0.75	0.65	18%
Gerdau	3,823	4,912	34%	1.14	0.62	0.90	0.49	56%
Usiminas	3,381	1,249	34%	1.53	1.23	1.20	0.96	27%

Mean				1.20	0.93	0.83	0.63	29%

Asia/Pacific Steel
Baoshan	10,325	1,173	35%	0.76	0.71	0.73	0.68	10%
Blue Scope Steel	4,254	404	35%	1.38	1.30	1.02	0.96	9%
China Steel	9,857	-359	35%	0.58	0.59	0.38	0.39	(4%)
Daido Steel	1,882	1,368	35%	1.30	0.88	1.14	0.77	42%
Dongkuk	1,069	1,390	35%	0.99	0.54	0.80	0.43	57%
JFE Holdings	14,472	15,898	35%	1.34	0.78	1.09	0.64	52%
Posco	15,450	-1,018	35%	1.08	1.13	0.83	0.87	(7%)
Nippon Steel	15,896	14,638	35%	1.11	0.69	0.81	0.51	48%
One Steel	1,088	348	35%	1.45	1.20	0.72	0.60	24%
Severstal	4,376	311	35%	0.68	0.65	0.68	0.65	7%
Smorgon	791	373	35%	1.16	0.89	0.96	0.73	32%
Tata Iron & Steel	4,587	375	35%	1.43	1.36	1.09	1.03	8%

Mean				1.11	0.89	0.85	0.69	23%

Min				0.58	0.50	0.33	0.19	(7%)
Max				3.32	2.69	1.95	1.29	86%
Mean				1.42	1.05	0.94	0.70	29%
Median				1.18	0.88	0.90	0.65	27%

(1)    Market prices as of July 10, 2005
(2)    Net debt position as per the most recently disclosed financials statements until July 10, 2005
Source: Bloomberg, DB Estimates, Company filings

10

Main valuation assumptions	Section 2

Main WACC assumptions

Key WACC assumptions

US Risk free rate (a) (p.a.)	5.0%

Sovereign risk
spreads
- Brazil (bps)(b)	465 bps
- Argentina (bps)(c)	535 bps

Equity risk	7.2%

premium(d) (p.a.)

Source: DB Dataquant, US Federal Reserve, Ibbotson Associates
(a) Represents the average rate for the 10 year note since 1928 through 2004
(b) Represents the average spread of the BRAREP27, BRAREP30 and BRAREP40 over comparable UST over the 2 month period ending July 22, 2005
(c) Represents the average spread of the ARG PAR 38 and ARG Discount 33 over comparable UST over the 2 month period ending July 22, 2005
(d) Projected equity risk premium as provided by Ibbotson Associates

     The WACC calculation has to factor in the risks associated with an investment in Brazil or Argentina

We utilized the spread over treasuries of the most liquid long term sovereign debt instruments as a proxy of such risk

(a) Over US Treasuries of equivalent maturities
Source: DB Data Quant

11

Main valuation assumptions	Section 2

Calculating the WACC – “Belgo companies”

     As per management guidance, we assumed a target leverage of 25%

     Our base case WACC for Belgo’s long steel and wire drawing operations is approximately 13.3% p.a. in US$

     Due to the higher Argentine risk, Acindar is assigned a 13.9% WACC

     Guilman’s WACC assumed a higher target leverage and a beta of 0.68

	Long			Guilman
	Products	Wire drawing	Acindar	Amorin

Beta unlevered	0.65	0.65	0.65	0.68(1)
Long -term optimal debt/cap ratio	25%	25%	25%	50%
Long -term optimal equity/cap ratio	75%	75%	75%	50%
Marginal tax rate	34%	34%	35%	34%

Relevered equity beta	0.79	0.79	0.79	1.13

US risk free rate (% p.a.)	5.00%	5.00%	5.00%	5.00%
Country risk premium	465 bps	465 bps	535 bps	465 bps
Country long term risk free rate (% p.a.)	9.65%	9.65%	10.35%	9.65%
US equity risk premium (% p.a.)	7.20%	7.20%	7.20%	7.20%

Cost of equity (ke) (% p.a.)	15.36%	15.36%	16.04%	17.78%

Corporate spread (over sovereign)	100 bps	100 bps	100 bps	100 bps

Cost of debt (Kd) (% p.a.)	10.65%	10.65%	11.35%	10.65%
WACC (% p.a.)	13.28%	13.28%	13.88%	12.40%

(1)    Worldwide average beta of generation companies
Source: DB estimates, Bloomberg, US Federal Reserve, and Ibbotson Associates

12

Main valuation assumptions	Section 2

Calculating the WACC – CST and Vega

     We have taken into account CST’s lower cost of financing due to the ability to securitize export receivables

     Further, as per management guidance we have assumed the target leverage ratio of the flat steel companies at 30%

	CST	Vega

Beta unlevered	0.65	0.65
Long -term optimal debt/cap ratio	30%	30%
Long -term optimal equity/cap ratio	70%	70%
Marginal tax rate	34%	34%

Relevered equity beta	0.83	0.83

US risk free rate (% p.a.)	5.00%	5.00%
Country risk premium	465 bps	465 bps
Country long term risk free rate (% p.a.)	9.65%	9.65%
US equity risk premium (% p.a.)	7.20%	7.20%

Cost of equity (ke) (% p.a.)	15.65%	15.65%

Corporate spread (over sovereign)	100 bps	100 bps
% of Export related debt	50%	NA
Cost of export related debt (% p.a.)	7.5%	NA

Cost of debt (Kd) (% p.a.)	9.08% (1)	10.65%
WACC (% p.a.)	12.75%	13.07%

(1)    Blended average between cost of straight debt (10.65% p.a.) and cost of export related debt
Source: DB estimates, Bloomberg, US Federal Reserve, and Ibbotson Associates

13

Main valuation assumptions	Section 2

Trading comparable analysis

     Brazilian companies currently trade at an average of 3.0x the expected 2005E EBITDA

     Trading comparables are only for illustration purposes and for the convenience of the Board

Brazil

		TEV/EBITDA			P/E

Company	2004	2005E(a)	2006E(a)	2004	2005E(a)	2006E(a)
Gerdau	3.5x	3.3x	3.9x	4.7x	4.6x	5.3x
CST	3.5x	2.6x	3.5x	4.8x	4.1x	6.4x
Belgo-Mineira	4.0x	3.1x	3.8x	10.0x	5.6x	6.8x
CSN	4.4x	3.8x	4.5x	7.5x	5.2x	7.7x
Usiminas	2.5x	2.1x	3.1x	3.6x	2.8x	4.5x

Average	3.6x	3.0x	3.8x	6.1x	4.5x	6.1x

Europe

		TEV/EBITDA			P/E

Company	2004	2005E(a)	2006E(a)	2004	2005E(a)	2006E(a)
Arcelor	2.9x	3.2x	3.9x	4.3x	4.3x	5.8x
Corus Group	5.0x	3.7x	4.9x	5.8x	4.4x	6.7x
Rautaruukki	2.9x	3.8x	6.0x	4.1x	5.1x	8.9x
Salzgitter	2.8x	3.3x	4.4x	4.3x	4.2x	8.9x
SSAB	3.5x	2.9x	4.6x	6.4x	4.5x	8.5x
ThyssenKrupp	5.5x	4.3x	6.2x	9.4x	7.9x	9.6x
Voestalpine	4.0x	3.3x	3.4x	7.4x	5.4x	5.6x

Average	3.8x	3.5x	4.8x	6.0x	5.1x	7.7x

(a)    Assumes consensus research forec asts.
Source: FactSet, Bloomberg, Wall Street research

14

Main valuation assumptions	Section 2

Trading comparable analysis (continued)

USA

		TEV/EBITDA			P/E

Company	2004	2005E(a)	2006E(a)	2004	2005E(a)	2006E(a)
Dofasco	4.6x	4.4x	5.5x	8.8x	7.8x	11.3x
Nucor	4.5x	4.0x	6.2x	8.6x	7.7x	13.2x
US Steel	4.2x	3.3x	4.2x	6.5x	5.1x	7.9x

Average - USA	4.4x	3.9x	5.3x	7.9x	6.8x	10.8x

Asia/Pacific

		TEV/EBITDA			P/E

Company	2004	2005E(a)	2006E(a)	2004	2005E(a)	2006E(a)
Baoshan	4.0x	3.8x	3.9x	6.8x	5.8x	7.1x
JFE Holdings	6.0x	6.0x	7.2x	11.0x	7.0x	7.2x
Posco	2.5x	2.1x	2.5x	4.6x	3.6x	4.5x
Nippon Steel	5.0x	5.1x	5.9x	10.5x	8.1x	7.6x
Tata Iron & Steel	4.0x	3.3x	3.9x	6.8x	4.9x	5.3x

Average - Asia	4.3x	4.1x	4.7x	7.9x	5.9x	6.3x

Average - World	4.0x	3.6x	4.6x	6.8x	5.4x	7.4x

(a) Assumes consensus research forecasts.
Source: FactSet, Bloomberg, Wall Street research

15

Main valuation assumptions	Section 2

Tab A

CST

16

Main valuation assumptions	Section 2

CST valuation summary

     Our midpoint DCF valuation for CST is US$53.15/ 000 shares

     This compares to a market value of US$52.02/ 000 shares

Premium analysis

Midpoint DCF valuation	US$53.15

Premium over
Current	2.2%
1 month average	6.9%
3 month average	4.4%
6 month average	0.1%

(a) Non voting shares only . Averages refer to trading days

Source: FactSet (as of July 22, 2005)

(a) Stock price per 000 shares of US$52.02 as of July 22, 2005.
(b) Represents the high (CSN 3.8x EV/20005 EBITDA) and low (Usiminas 2.1x EV/20005 EBITDA) of trading multiples for Brazil steelmakers
Note: Analysis by trading multiples as well as 30 and 90 days trading ranges are for illustration purposes only. DB suggested value range based exclusively on DCF
Source: Deutsche Bank estimates, Bloomberg, FactSet, Wall Street estimates

17

Main valuation assumptions	Section 2

Main forecast assumptions

Volume assumptions

     CST should reach approximately 7.5 m tons after the conclusion of Blast-furnace III

Source: CST’s Business Plan

18

Main valuation assumptions	Section 2

Main forecast assumptions (continued)

Sales price assumptions

Price forecasts assume recent increase in raw materials (coking coal and iron ore) and a decrease after the recent peak in the steel cycle

(a) Includes extras
Source: CST’s Business Plan, CST financial statements and management

(a) Blended export and domestic HRC spread
Source: CST’s Business Plan, CST management

19

Main valuation assumptions	Section 2

Main forecast assumptions (continued)

Gross margin and capital expenditures

Gross cash margins to return to historical averages after the phase-out of the steel cycle

Capex forecasts include the finalization of Blast-furnace III and the construction of the coking plant

(a) Represent full year 2005 capital expenditures
Source: CST’s Business Plan

20

Main valuation assumptions	Section 2

CST’s DCF valuation summary

	7 months
	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014

(US$m)
Net sales	1.402	2.409	2.687	2.460	2.757	2.757	2.757	2.757	2.757	2.757
EBITDA	549	766	949	803	789	789	789	789	789	789
EBITDA margin	39%	32%	35%	33%	29%	29%	29%	29%	29%	29%
(+/-) Working capital	(10)	(90)	(29)	11	(60)	(14)	(10)	(10)	(10)	(10)
(-) CapEx	(791)	(535)	(243)	(132)	(116)	(117)	(121)	(124)	(127)	(130)
(-) Employees' participation in profits	(15)	(29)	(25)	(26)	(24)	(23)	(23)	(23)	(23)	(23)
(-) Other with cash effect(a)	(2)	(2)	(2)	(2)	(2)	(1)	-	-	-	-
(+) Tax shield from JSCP	52	72	62	58	58	58	57	57	57	57
(-) Taxes (b)	(74)	(145)	(184)	(150)	(147)	(149)	(149)	(149)	(186)	(186)

Free cash flow (FCF)	(290)	37	528	562	499	543	542	539	499	496

(-) Witholding taxes on JSCP	(23)	(32)	(27)	(26)	(26)	(25)	(25)	(25)	(25)	(25)

FCF (After JSCP taxes)	(313)	5	501	536	473	518	516	514	474	471

(a) Includes changes associated to other long-term assets and liabilities.
(b) Includes impact of NOLs and other tax benefits

Source: CST’s Business Plan and DB estimates

(a) Represents the cash flows for the remaining 7 months of 2005

21

Main valuation assumptions	Section 2

CST’s DCF valuation summary (continued)

Calculating terminal value
(TV)

(US$m)
TV FCF (2015)	$451
LT perpetuity growth rate	1%
Terminal Value	$3,841

Valuation results (US$m)

		WACC

	12.00%	12.75%	13.50%

Enterprise value(a)	3,182	2,940	2,727
Net debt	(308)	(308)	(308)
Other adjustments (b)	86	77	69

Equity value	2,960	2,709	2,488

Price per 000 shares (US$)	58.08	53.15	48.80

(a) Terminal value calculation assumes 1% nominal growth (b) 25% stake in Vega according to our DCF analysis

Valuation multiples

WACC

	12.00%	12.75%	13.50%

TEV/2005E EBITDA	2.9x	2.7x	2.5x
TEV/2006E EBITDA	4.2x	3.8x	3.6x
TEV/LT EBITDA	4.0x	3.7x	3.5x
TEV/2005E Net revenues	1.3x	1.2x	1.1x
TEV/2006E Net revenues	1.3x	1.2x	1.1x

Sensitivities(a)

100% Equity value (US$m)

			WACC

	11.75%	12.25%	12.75%	13.25%	13.75%

0.0%	2,929	2,765	2,614	2,474	2,345
0.5%	2,988	2,817	2,660	2,515	2,381
Growth at perpetuity
1.0%	3,052	2,873	2,709	2,559	2,420
1.5%	3,122	2,935	2,763	2,606	2,462
2.0%	3,200	3,002	2,822	2,658	2,507

(a) Sensitivity analysis does not assume any growth at perpetuity for Vega

Value per thousand shares (US$)

			WACC

	11.75%	12.25%	12.75%	13.25%	13.75%

0.0%	57.45	54.24	51.28	48.54	46.00
0.5%	58.61	55.25	52.17	49.33	46.71
Growth at perpetuity
1.0%	59.87	56.36	53.15	50.19	47.47
1.5%	61.25	57.57	54.20	51.12	48.29
2.0%	62.78	58.89	55.36	52.14	49.19

(a) Sensitivity analysis does not assume any growth at perpetuity for Vega

22

Main valuation assumptions	Section 2

Tab B

Vega do Sul

23

Main valuation assumptions	Section 2

Main forecast assumptions

Volume assumptions

     Vega volume projections assume a gradual increase to 1.1 m tons per annum

Source: Vega’s Business Plan

24

Main valuation assumptions	Section 2

Main forecast assumptions (continued)

Sales price assumptions

(a) Average net prices per ton sold
Source: Vega’s management and Business Plan

25

Main valuation assumptions	Section 2

Main forecast assumptions (continued)

Gross margin and Capital expenditures

     Capex includes expansion to 1.1 m tons per annum

(a) Represent full year 2005 capital expenditures
Source: Vega’s management

26

Main valuation assumptions	Section 2

Vega’s DCF valuation summary

	7 months
	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014

(US$m)
Net sales	325	564	660	686	683	673	656	639	623	608
EBITDA	61	117	124	133	129	129	128	127	125	124
EBITDA margin	19%	21%	19%	19%	19%	19%	20%	20%	20%	20%
(+/-) Working capital	(22)	(28)	(11)	3	(2)	(3)	(0)	1	0	0
(-) CapEx	(26)	(10)	(11)	(4)	(4)	(11)	(11)	(11)	(11)	(11)
(-) Other with cash effect(a)	0	(0)	(0)	(1)	(0)	0	0	0	0	0
(+) Tax shield from JSCP	5	8	7	6	6	6	6	5	5	5
(-) Taxes (b)	(13)	(30)	(33)	(36)	(36)	(36)	(36)	(35)	(35)	(34)

Free cash flow (FCF)	5	57	76	101	94	85	86	86	85	84

(-) Witholding taxes on JSCP	(2)	(4)	(3)	(3)	(3)	(3)	(2)	(2)	(2)	(2)

FCF (after JSCP taxes)	3	53	73	99	91	83	84	84	82	82

(a) Includes changes associated to other long-term assets and liabilities.
(b) Includes impact of NOLs

(a) Represents the cash flows for the remaining 7 months of 2005

27

Main valuation assumptions	Section 2

Vega’s DCF valuation summary

Calculating terminal value
(TV)

(US$m)
TV FCF (2015)	$79
LT perpetuity growth rate	0%
Terminal Value	$601

Valuation results (US$m)

		WACC

	12.32%	13.07%	13.82%

Enterprise value(a)	602	565	532
Net debt	(256)	(256)	(256)
Other adjustments	0	0	0

Equity value	346	309	276

Price per 000 shares (US$)	1,292	1,154	1,031

(a) Terminal value calculation assumes 0% nominal growth

Valuation multiples

WACC

	12.32%	13.07%	13.82%

TEV/2005E EBITDA	6.6x	6.2x	5.8x
TEV/2006E EBITDA	5.1x	4.8x	4.5x
TEV/LT EBITDA	4.9x	4.6x	4.3x

TEV/2005E Net revenues	1.2x	1.1x	1.0x

TEV/2006E Net revenues	1.1x	1.0x	0.9x

Sensitivities (US$m, except per share data)

	WACC

	12.07%	12.57%	13.07%	13.57%	14.07%
Equity Value	360	333	309	287	266
Value per 000 shares (US$)	1,342	1,245	1,154	1,070	993
TEV/2005E EBITDA	6.8 x	6.5 x	6.2 x	6.0 x	5.7 x
TEV/2006E EBITDA	5.3 x	5.0 x	4.8 x	4.6 x	4.5 x
TEV/LT EBITDA	5.0 x	4.8 x	4.6 x	4.4 x	4.2 x

Value of CST 25% stake	90	83	77	72	66

28

Main valuation assumptions	Section 2

Tab C

Belgo

29

Main valuation assumptions	Section 2

Belgo valuation summary

Our midpoint DCF valuation for Belgo is US$496.86/ 000 shares and is approximately inline with the market value

Premium analysis

Midpoint DCF valuation	US$496.86

Premium over
Current	(1.5% )
30 day average	7.2%
60 day average	9.1%
90 day average	6.2%

(a) Non voting shares only. Averages refer to trading days

Source: FactSet (as of July 22, 2005)

(a) Stock price per 000 shares of US$505 as of July 22, 2005.
(b) Represents the high (CSN 3.8x EV/20005 EBITDA) and low (Usiminas 2.1x EV/20005 EBITDA) of trading multiples for Brazil steelmakers
Note: Analysis by trading multiples as well as 30 and 90 days trading ranges are for illustration purposes only. DB suggested value range based exclusively on DCF
Source: Deutsche Bank estimates, Bloomberg, FactSet, Wall Street estimates

30

Main valuation assumptions	Section 2

Main forecast assumptions

Volume assumptions

Volume assumptions for long products assume the planned expansion of Belgo steelmaking by 2.8 m tons per year

Source: Belgo’s Business Plan

Source: Belgo’s Business Plan

31

Main valuation assumptions	Section 2

Main forecast assumptions (continued)

Sale price assumptions

(a) Average net prices per ton sold
Source: Belgo’s management and Business Plan

32

Main valuation assumptions	Section 2

Main forecast assumptions (continued)

Gross margin and capital expenditures

Gross margins assume a decrease to match normalized historical levels

Capital expenditures in the long division assume the planned expansion

(a) Represents the full year 2005 capital expenditures per ton
Source: Belgo’s Business Plan

33

Main valuation assumptions	Section 2

Belgo’s DCF valuation summary

Long steel division

	7 months
	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014

(US$m)
Net sales	1.112	1.770	1.877	2.026	2.060	2.093	2.323	2.389	2.367	2.348
EBITDA	321	541	556	582	566	593	682	717	715	714
EBITDA margin	29%	31%	30%	29%	27%	28%	29%	30%	30%	30%
EBITDA per ton sold	187	149	135	123	114	116	117	119	118	118
(+/-) Working capital	2	49	(35)	(41)	(15)	(17)	(54)	(23)	(6)	(8)
(-) CapEx	(120)	(282)	(171)	(161)	(373)	(282)	(70)	(70)	(70)	(70)
(-) Employees' participation in profits	(8)	(21)	(24)	(25)	(26)	(27)	(29)	(30)	(30)	(29)
(-) Other with cash effect(a)	(1)	-	-	(0)	-	0	-	-	-	-
(+) Tax shield from JSCP	38	53	44	40	39	38	37	36	35	34
(-) Taxes (b)	(58)	(96)	(96)	(101)	(122)	(128)	(146)	(151)	(159)	(158)

Free cash flow (FCF)	174	243	274	293	69	177	420	478	486	483

(-) Witholding taxes on JSCP	(17)	(23)	(20)	(18)	(17)	(17)	(16)	(16)	(15)	(15)

FCF (After JSCP taxes)	157	220	254	276	52	160	404	462	470	468

(a) Includes changes associated to other long-term assets and liabilities.
(b) Includes impact of NOLs and goodwill amortization

Calculating terminal value
(TV)

(US$m)
TV FCF (2018)(a)	$411

LT perpetuity growth rate	1%

Terminal Value	$3,348

(a) Forecast period was extended to arrive to a normalize d FCF after all  tax carry forwards are utilized

Valuation results (US$m)

		WACC
	12.53%	13.28%	14.03%

Enterprise value	2,654	2,469	2,306
Net debt	(119)	(119)	(119)
Other adjustments	0	0	0

Equity value	2,535	2,350	2,187

(1) Terminal value calculation assumes 1.0% nominal growth

Valuation multiples

WACC
	12.53%	13.28%	14.03%

TEV/2005E EBITDA	4.7x	4.4x	4.1x
TEV/2006E EBITDA	4.9x	4.6x	4.3x
TEV/LT EBITDA	3.7x	3.5x	3.2x
TEV/2005E Net revenues	1.4x	1.3x	1.2x
TEV/2006E Net revenues	1.5x	1.4x	1.3x

34

Main valuation assumptions	Section 2

Belgo’s DCF valuation summary (continued)

Wire drawing division

	7 months
	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014

(US$m)
Net sales	364	606	634	646	671	698	721	749	778	781
EBITDA	75	125	135	136	143	150	156	164	172	173
EBITDA margin	20%	21%	21%	21%	21%	21%	22%	22%	22%	22%
EBITDA per ton sold	197	169	174	168	170	172	173	174	176	177
(+/-) Working capital	80	(34)	(8)	(5)	(5)	(7)	(6)	(6)	(7)	(4)
(-) CapEx	(18)	(25)	(24)	(24)	(21)	(21)	(21)	(21)	(21)	(21)
(-) Employees' participation in profits	(2)	(6)	(5)	(5)	(4)	(4)	(4)	(4)	(4)	(4)
(-) Other with cash effect(a)	(1)	(2)	(2)	(2)	(2)	(1)	-	-	-	-
(+) Tax shield from JSCP	7	10	8	7	7	7	7	7	6	6
(-) Taxes (b)	(10)	(21)	(24)	(39)	(42)	(49)	(51)	(53)	(55)	(56)

Free cash flow (FCF)	129	47	80	68	76	76	82	86	91	95

(-) Witholding taxes on JSCP	(3)	(4)	(4)	(3)	(3)	(3)	(3)	(3)	(3)	(3)

FCF (After JSCP taxes)	126	42	76	65	73	73	79	83	88	92

(a) Includes changes associated to other long-term assets and liabilities.
(b) Includes impact of NOLs and goodwill amortization

Calculating terminal value
(TV)

(US$m)
TV FCF (2018)(a)	$92
LT perpetuity growth rate	1%
Terminal Value	$751

(a) To synchronize with Long steel model, f orecast period was extended to arrive to a normalize d FCF after all tax carry forwards are utilized in Long steel division

Valuation results (US$m)

		WACC
	12.53%	13.28%	14.03%

Enterprise value	715	673	635
Net debt	7	7	7
Other adjustments	0	0	0

Equity value	721	679	642

(1) Terminal value calculation assumes 1.0% nominal growth

Valuation multiples

WACC
	12.53%	13.28%	14.03%

TEV/2005E EBITDA	4.7x	4.5x	4.2x
TEV/2006E EBITDA	5.7x	5.4x	5.1x
TEV/LT EBITDA	4.2x	3.9x	3.7x
TEV/2005E Net revenues	1.1x	1.0x	0.9x
TEV/2006E Net revenues	1.2x	1.1x	1.0x

35

Main valuation assumptions	Section 2

Belgo’s DCF valuation summary (continued)

The valuation of Belgo is a sum of the parts analysis which includes the value of its 100%-owned Long steel division plus the economic value of the beneficial ownership of principally Acindar and the Wire Drawing division

(a) Represents 100% of midpoint valuation times Belgo’s beneficial ownership. Belgo’s beneficial ownership in Long Steel, Guilman Amorin, Wire Drawing and Andrade mine is 100%, 51%, 55% and 100%, respectively
(b) Represents 100% of midpoint valuation times Belgo’s fully diluted ownership (64%) after the conversion of the “Obligaciones Convertibles ”

Sensitivities

Equity value (US$m)(a)

		Change in WACC

		-75bps	-50bps	Base	+50bps	+75bps

	0.0%	3,652	3,569	3,413	3,268	3,200
Change in growth at perpetuity	0.5%	3,695	3,609	3,448	3,299	3,229

	1.0%	3,741	3,652	3,486	3,333	3,261

	1.5%	3,792	3,700	3,527	3,369	3,294
	2.0%	3,847	3,751	3,572	3,408	3,331

Value per thousand shares (US$)

		Change in WACC

		-75bps	-50bps	Base	+50bps	+75bps

	0.0%	520.50	508.68	486.42	465.85	456.15
Change in growth at perpetuity	0.5%	526.61	514.39	491.44	470.27	460.30

	1.0%	533.25	520.59	496.86	475.03	464.76

	1.5%	540.48	527.33	502.74	480.17	469.58
	2.0%	548.39	534.69	509.13	485.75	474.79

(a) WACC for the Andrade Mine, Long Steel and Wire Drawing divisions is 13.07% .
WAC C for Acindar and Guilman Amorin is 13.88% and 12.40%, respectively.

36

Main valuation assumptions	Section 2

Tab D

Acindar

37

Main valuation assumptions	Section 2

Acindar valuation summary

Our valuation assumes the conversion of all outstanding convertible indebtedness at Acindar

Premium analysis

Midpoint DCF valuation	US$1.21

Premium over
Current	(38.5%)
30 day average	(38.2%)
60 day average	(41.1%)
90 day average	(40.8%)

(a) Averages refer to trading days

Source: FactSet (as of July 22, 2005)

(a) Stock price of US$1.97 as of July 22, 2005.
(b) Represents the high (CSN 3.8x EV/20005 EBITDA) and low (Usiminas 2.1x EV/20005 EBITDA) of trading multiples for Brazil steelmakers
Note: Analysis by trading multiples as well as 30 and 90 days trading ranges are for illustration purposes only. DB suggested value range based exclusively on DCF
Source: Deutsche Bank estimates, Bloomberg

38

Main valuation assumptions	Section 2

Main forecast assumptions

Volume assumptions

Source: Acindar’s Business Plan

39

Main valuation assumptions	Section 2

Main forecast assumptions (continued)

Sales price assumptions

(a) Average prices per ton sold, net of taxes and freight costs
Source: Acindar’s management and Business Plan

40

Main valuation assumptions	Section 2

Main forecast assumptions (continued)

Gross margin and capital expenditures

     Gross margin decreases due to expectation of rising raw materials costs (i.e. energy costs)

(a) Represent full year 2005 capital expenditures
Source: Acindar’s Business Plan

41

Main valuation assumptions	Section 2

Acindar fully diluted valuation

On a fully diluted basis, Belgo owns 64.1% of Acindar

Amount of Obligaciones Convertibles (US$ 000)	82,423

Number of new shares issued, if converted	234,080,868

Initial number of Acindar shares	631,227,597

Fully dilluted number of Acindar shares	865,308,465

Belgo's initial number of shares in Acindar	458,776,217

Belgo's current ownership stake in Acindar	72.7%

Belgo's amount of convertible debt in Acindar (US$000)	33,813
Belgo's new number of shares in Acindar, if converted	554,804,067

Belgo's fully diluted ownership stake in Acindar	64.1%

42

Main valuation assumptions	Section 2

Acindar’s DCF valuation summary

	7 months
	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014

(US$m)
Net sales	437	848	755	768	794	814	817	795	790	770
EBITDA	161	295	233	217	231	241	244	240	247	238
EBITDA margin	37%	35%	31%	28%	29%	30%	30%	30%	31%	31%
EBITDA per ton sold	131	213	169	142	141	140	138	135	140	135
(+/-) Working capital	8	(12)	17	(3)	(5)	(4)	(2)	1	(0)	0
(-) CapEx	(49)	(92)	(64)	(45)	(25)	(25)	(25)	(25)	(25)	(25)
(-) Other with cash effect(a)	(0)	(2)	(4)	(1)	0	0	0	(0)	0	(0)
(-) Taxes (b)	(51)	(93)	(70)	(64)	(68)	(71)	(73)	(71)	(74)	(71)

Free Cash Flow (FCF)	69	97	112	104	133	141	145	145	148	142

(a) Includes changes associated to other long-term assets and liabilities.
(b) Includes impact of NOLs

(a) Represents the cash flows for the remaining 7 months of 2005

43

Main valuation assumptions	Section 2

Acindar’s DCF valuation summary (continued)

Valuation results (US$ m, except per share data)

		WACC

	13.13%	13.88%	14.63%
Enterprise value(a)	1,006	945	891
Net debt	21	21	21
Other adjustments	82	82	82

Equity value	1,109	1,048	994

Price per share (US$)	1.28	1.21	1.15

(a) Terminal value calculation assumes 1% nominal growth

Valuation multiples

WACC

	13.13%	13.88%	14.63%
TEV/2005E EBITDA	3.2x	3.0x	2.9x
TEV/2006E EBITDA	3.4x	3.2x	3.0x
TEV/LT EBITDA	4.2x	4.0x	3.7x
TEV/2005E Net revenues	1.3x	1.2x	1.2x
TEV/2006E Net revenues	1.2x	1.1x	1.1x

Calculating terminal value
(TV)

(US$m)
TV FCF (2015)	$139
LT perpetuity growth rate	1%
Terminal Value	$1,080

Sensitivities

Equity value (US$m)

				WACC

		13.13%	13.38%	13.88%	14.38%	14.63%

	0.0%	1,082	1,063	1,026	992	975
	0.5%	1,095	1,075	1,037	1,001	985
Growth at
Perpetuity	1.0%	1,109	1,088	1,048	1,012	994
	1.5%	1,124	1,102	1,061	1,023	1,005
	2.0%	1,140	1,117	1,074	1,035	1,016

Value of Belgo’s stake (US$m)

				WACC

		13.13%	13.38%	13.88%	14.38%	14.63%

	0.0%	694	681	658	636	625
	0.5%	702	689	665	642	631
Growth at
Perpetuity	1.0%	711	697	672	649	638
	1.5%	721	707	680	656	644
	2.0%	731	716	689	663	651

44

Main valuation assumptions	Section 2

Tab E

APSL and AAB

45

Main valuation assumptions	Section 2

AAB and APSL valuation summary

     Our valuation of APSL incorporates the capital increase, which took place on June 3, 2005, for the acquisition of 2.8bn ordinary share of CST

APSL valuation results
(US$m, except per share data)

		WACC(1)

	-75 bps	Base%	+0.75bps
Value of 10.5% stake in CST	311,073	284,668	261,407
(5.4bn shares)

Other adjustments	-	-	-

Equity value	311,073	284,668	261,407

Number of shares (millions)	4,897	4,897	4,897
Value per 000 shares (US$)	63.52	58.13	53.38

(1) Base case WACC for CST is 12.75% p.a. and for Vega is 13.07% p.a.

AAB valuation results
(US$m, except per share/quota data)

		WACC(1)

	-75 bps	Base%	+0.75bps

Value of 33.2% stake in CST	982,118	898,753	825,311
(16.9bn shares)
Value of 75.0% stake in Vega	259,735	231,944	207,157
(268m shares)
Other adjustments	-	-	-

Equity value	1,241,853	1,130,697	1,032,468

Number of quotas (millions)	2,123	2,123	2,123
Value per 000 quotas (US$)	585.09	532.72	486.44

46

Exhibit 4
BELGO Economic and Financial Appraisal prepared by UBS

Companhia Siderúrgica Belgo-Mineira

Valuation Report

July 25, 2005

1

Important Notice

  Banco UBS S.A. (“UBS”) has been engaged by Companhia Siderúrgica de Tubarão S.A. (“CST”) to prepare for CST´s management a financial analysis of Companhia Siderúrgica Belgo Mineira (“Belgo” or the ‘Company”) based on its “economic value” in connection with the proposed merger (incorporação de ações) under Brazilian law of CST’s shares by and into Belgo (the “Merger of Shares”). The Merger of Shares contemplates the issuance of new Belgo shares in exchange for all outstanding shares of CST

  Belgo is a company formed pursuant to, and is governed by, Brazilian Laws

  This financial analysis does not address, and UBS has been directed not to address, (i) the treatment of the different classes of shares or other securities of Belgo, (ii) any transactions relating to the shares of Belgo, (iii) Belgo´s or CST’s underlying business decision to effect the Merger of Shares, (iv) the prices at which the securities of Belgo or CST may actually be sold, (v) any element of value that may arise from the accomplishment of the Merger of Shares, and (vi) any other transaction undertaken by Belgo or its subsidiaries or relating to their assets. This financial analysis does not constitute any recommendation to Belgo or CST, their respective management, or their respective shareholders regarding the Merger of Shares

  UBS has not conducted a physical inspection of the properties and facilities of Belgo, nor at CST’s direction made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Belgo, nor has UBS been furnished with such evaluation or appraisal

2

Important Notice

  Neither Belgo nor CST, nor its controlling shareholders or managers have directed, limited, made difficult or carried out any act, which has or may have impaired UBS’ access, use, or knowledge of the information, assets, documents or work methodologies that were relevant for the quality of the conclusion herein

  Belgo has furnished UBS with certain information relating to its operations and financial condition including financial and operational information and financial forecasts and projections of Belgo. UBS has not assumed any responsibility for independent verification of any of the information reviewed by it for the purpose of this financial analysis and, with Belgo’s consent, has relied on such information as being complete and accurate in all material respects

  This financial analysis with respect to the economic value of Belgo, as well as the range of values that have been derived therefrom have been prepared solely based upon the discounted cash flow methodology. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, neither UBS nor any other person assumes responsibility if future results are materially different from those forecasts, estimates or projections. There are no guarantees that any of the estimates or projections used herein will be realized. Future results or actual values may be significantly different from those presented in this financial analysis

  UBS has (i) reviewed certain publicly available business and historical information and stock market data relating to Belgo, (ii) reviewed certain financial information and other data relating to the business and financial prospects of Belgo, including estimates and financial forecasts prepared by Belgo, that were provided to UBS and are not publicly available, (iii) conducted discussions with members of senior management of Belgo concerning the business and financial prospects of Belgo, and (iv) conducted such other financial studies, analyses, and investigations, and considered such other information as UBS deemed necessary or appropriate

3

Important Notice

  This financial analysis does not constitute a recommendation as to how any shareholder of Belgo or CST should vote with respect to the Merger of Shares or with respect to the issuance of shares of Belgo

  This financial analysis is only valid as of the date hereof and is based on information as of the dates specified herein. We have assumed that, as of the date hereof, there have been no material changes, financial or otherwise, in the information provided to and relied upon by us for purposes of our analysis. Senior management of Belgo has represented to UBS, in a letter of representations delivered as of the date hereof, among other things, that the information provided to UBS by Belgo is true and correct as of the date the information was provided to UBS and that, since the date the information was provided to UBS, there has been no material change in respect of that information. In that regard, UBS has assumed that the projections and business plans and all other related data prepared by Belgo were based on market conditions prevailing in the industry in which Belgo operates as of the date such information was prepared and on reasonable projections of management of Belgo based on such conditions and on the prospects for the business and operations of Belgo. The actual value of an operating business, such as the value of Belgo, is subject to various factors, uncertainties and contingencies, many of which are beyond the control or knowledge of Belgo or UBS, and such value will fluctuate with changes in such factors. In addition, the market prices of the securities of Belgo will depend upon, among other things, conditions in the financial markets, prevailing interest rates, and other factors that generally influence the prices of securities. We assume no obligation to update, review, ratify or withdraw this analysis as a result of any subsequent development or otherwise

  This financial analysis is prepared for the exclusive use of CST’s board of directors, board of officers and shareholders in connection with the Merger of Shares, and as otherwise expressly required under applicable laws and regulations or pursuant to an order or determination from any authority, may be (i) delivered to CST shareholders, (ii) included, quoted or mentioned in any corporate document or announcement related to the Merger of Shares, (iii) posted on CST’s corporate webpage, or (iv) filed with (A) the Brazilian Comissão de Valores Mobiliários and the São Paulo Stock Exchange through the IPE electronic system or (B) with any other securities and exchange commission, as required by relevant regulations

4

Important Notice

  In the ordinary course of business, UBS, its successors and affiliates may trade Arcelor’s (“Arcelor”), Belgo and CST’s controlling shareholder, Belgo and CST securities for its own accounts and the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities. CST has agreed to pay a fee to UBS for delivery of this financial analysis and to indemnify it for certain potential liabilities arising from its engagement. UBS will also provide to CST a valuation report relating to the “economic value” of CST to be used as a basis for determining the value of CST´s shares held by dissenting shareholders for the purposes of calculating their appraisal rights. In the past, UBS and its affiliates have provided investment banking services to both Arcelor, CST and its affiliates. UBS Ltd., a subsidiary of UBS AG, is currently engaged by Arcelor to act as financial adviser in relation to the reorganization of Arcelor’s Brazilian subsidiaries. In addition, UBS anticipates that it will continue to provide other investment banking services in the future to both Arcelor, Belgo and CST and their respective affiliates, for which it would be compensated

  This document is being executed in both English and Portuguese languages. The Portuguese language version of this document shall prevail for all purposes

5

SECTION 1

Transaction Overview

Transaction Overview

The Transaction

•	Arcelor controls several assets in Brazil, including Belgo, CST, and Vega do Sul S.A. (“Vega”). Both CST and Belgo are listed on the Brazilian stock exchange

•	Arcelor is merging its wholly owned subsidiaries, APSL ONPN and AAB, into Belgo (the “Holdings Merger”)

•
Belgo is proposing the roll-up of CST’s shares into Belgo (“Merger of Shares”). In addition, Belgo is converting all of its preferred shares into common shares and plans to, after consummation of the Transaction, change its name to Arcelor Brasil S.A. In connection with the Merger of Shares:

	-	Belgo will issue new shares which will be given to CST shareholders in exchange for CST shares
	-	CST will become a wholly owned subsidiary of Belgo

•
Pursuant to Brazilian law and the companies’ by-law, minority shareholders at CST have appraisal rights at economic value (DCF) or at liquidation value, and Belgo minorities shareholders have appraisal rights at book value, to be paid in cash

•
UBS has been retained by CST to issue to its Board of Directors (i) a formal valuation report to estimate a range for the economic value of CST in connection with CST’s shareholders appraisal rights resulting from the Merger of Shares, and (ii) a valuation analysis to estimate a range for the economic value of Belgo

Note:
1 Including direct and indirect ownerships

7

SECTION 2

Belgo's Business Description

Belgo

Belgo is the second largest long-rolled steel producer and the largest wire steel producer in Latin America, both in terms of capacity and sales

•	Belgo was founded in 1921 and was kept under direct Arbed control until 2002, when Arcelor group was created, which now holds 68.7% of Belgo’s common shares and 58.5% of its total capital

•	Belgo currently operates through 3 different business units:
-
Siderurgia Brasil - producer of steel products for the civil construction and the industrial segments, including wire rods, beams, bars, profiles and wires. Formed by the Monlevade, Juiz de Fora, Itaúna, Piracicaba, Vitória and Sabará plants

-
Trefilaria Brasil - producer of steel cords, wires, bolts, nails and cables in Brazil, Canada, Chile and Peru. This subsidiary is a JV with Bekaert, a Belgium based company specialized in advanced wires manufacturing, where Belgo holds a 55.0% stake

	-	Acindar - largest producer of long steel products in Argentina for the civil construction and the industrial segments. Belgo holds a 63.7%[1] stake at Acindar

•	Belgo’s assets also include:
	-	Mina do Andrade, an iron ore mine currently operated by Cia. Vale do Rio Doce (“CVRD”), which fully supplies the Monlevade mill;
	-	a 51% stake on Guilman Amorim, a 140 MW hydro-power plant; and
	-	CAF Santa Bárbara, a charcoal producer that supplies independent pig iron producers

Note:
1 As of May 31st, 2005

Financial Highlights

(R$ million)	2002	2003	2004	LTM[1]

Sales Volume (kton)	2,784	2,764	3,856	3,856
Net Revenues	3,167	3,780	6,691	7,596
EBITDA	995	1,162	2,568	2,978
% EBITDA Margin	31%	31%	38%	39%
Net Income	317	682	1,040	1,747
% Net income Margin	10%	18%	16%	23%

Net Debt	675	398	69	(114)
Shareholders' Equity	2,276	3,367	4,325	5,194

Source: Company Reports
Note:
1 LTM, as of March 31st, 2005

9

Belgo - Management’s Primary Assumptions

Sales Volume

Siderurgia Brasil
•	Projected sales volume divided into civil construction, industry and others
•	Domestic and export sales volume maintained on average at 68% and 32%, respectively
•	Expansion in production capacity from current 3.2 million to reach 6.0 million tons/year by 2012
•	No stock build-up, i.e., production volume equals to sales volume
Trefilaria Brasil
•	Projected sales volume of wire products divided in domestic (90%) and international market (10%)
•	Total sales volume increasing from 715 thousand tons/year to approximately 1.0 million tons/year by 2013
•	No stock build-up, i.e., production volume equals to sales volume
Acindar
•	Projected sales volume divided in rolled, drawn products and tubes in the domestic and international market
•	Domestic and export sales volume maintained on average at 65% and 35%, respectively
•	Production expanding from 1.2 million to 1.8 million tons/year by 2009
•	No stock build-up, i.e., production volume equals to sales volume

Prices

Siderurgia Brasil / Trefilaria Brasil / Acindar
•	Average prices are expected to decrease from current levels to historical averages

10

Belgo - Management’s Primary Assumptions

Investments

Siderurgia Brasil
•	Implementation of SOL (a JV with CST and Sun Coal & Coke Company), to produce 1.5 million ton / year of coke, to start operations by
•	mid 2006, with total investments of US$225.5 million for Belgo (37% of the total project)
•	Expansion of production capacity from current 3.2 million to 6.0 million tons/year in Monlevade, Juiz de Fora and Vitória’s plants
Trefilaria Brasil
•	No expansion forecasted in the plants. Increase in production volume from current 0.7 million to 1.0 million tons/year as a result of
•	improvements in operating machinery and processes
Acindar
•	Expansion of production capacity from current 1.2 million to 1.8 million tons / year in 2009

Fiscal Assumptions

Siderurgia Brasil
•	Use of outstanding tax loss carry forwards resulted from the Mendes Junior acquisition

11

Belgo - Management’s Summary Operational Assumptions

Sales Volume

	2005E	2006E	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E

Sales Volume ('000 tons)

Siderurgia & Trefilaria	3,967	4,377	4,887	5,520	5,801	5,994	6,712	6,980	7,018	7,020
Acindar	1,264	1,430	1,508	1,728	1,779	1,781	1,781	1,782	1,783	1,783
Total Sales Volume	5,231	5,807	6,395	7,248	7,580	7,775	8,493	8,762	8,801	8,803

Revenues

Net Revenues (RS million)

Siderurgia & Trefilaria	6,870	6,512	7,255	8,068	8,411	8,902	9,947	10,503	10,768	10,912
Net Revenues (R$/ton)	1,732	1,488	1,485	1,462	1,450	1,485	1,482	1,505	1,534	1,554
Acindar	1,970	2,267	2,390	2,768	2,849	2,894	2,929	2,965	3,069	3,107
Net Revenues (R$/ton)	1,558	1,585	1,585	1,602	1,601	1,625	1,644	1,664	1,721	1,743
Consolidated Net Revenues[1]	7,779	7,656	8,457	9,625	10,025	10,490	11,508	12,030	12,328	12,498

Expenses / Costs

Costs and Expenses (R$ million)

Cash COGS[2]
Siderurgia & Trefilaria	4,431	4,220	4,766	5,390	5,705	5,989	6,636	6,983	7,138	7,212
Cash COGS (R$/ton)	1,117	964	975	976	983	999	989	1,000	1,017	1,027
Acindar	1,125	1,416	1,574	1,894	1,928	1,945	1,957	1,972	2,006	2,042
Cash COGS (R$/ton)	890	990	1,044	1,096	1,084	1,092	1,099	1,107	1,125	1,145
Consolidated Cash COGS[1]	4,495	4,513	5,152	6,073	6,398	6,628	7,226	7,517	7,636	7,733
SG&A Expenes
Siderurgia & Trefilaria	586	568	601	629	655	674	703	727	750	763
SG&A Expenes (R$/ton)	148	130	123	114	113	112	105	104	107	109
Acindar	75	82	98	114	116	117	120	126	125	138
SG&A Expenes (R$/ton)	59	57	65	66	65	66	67	71	70	77
Consolidated SG&A Expenses	661	650	699	742	770	791	823	852	874	901

Note:
1 Consolidation eliminates intercompany transactions
2 Cash costs of goods sold calculated as industrial costs minus depreciation & amortization
3 Net revenues minus Cash COGS

12

Belgo - Management’s Summary Operational Assumptions

Profit Cash Gross

	2005E	2006E	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E

Gross Cash Profit (R$ million)

Gross Cash Profit[1]
Siderurgia & Trefilaria	2,440	2,292	2,489	2,678	2,706	2,914	3,311	3,521	3,630	3,700
Gross Cash Profit (R$/ton)	615	524	509	485	466	486	493	504	517	527
Acindar	845	851	816	874	921	949	972	992	1,062	1,065
Gross Cash Profit (R$/ton)	668	595	541	506	518	533	546	557	596	597
Consolidated Gross Cash Profit	3,284	3,143	3,305	3,552	3,627	3,863	4,283	4,513	4,692	4,765

Gross Cash Margin
Siderurgia & Trefilaria	36%	35%	34%	33%	32%	33%	33%	34%	34%	34%
Acindar	43%	38%	34%	32%	32%	33%	33%	33%	35%	34%
Consolidated Gross Cash Margin	42%	41%	39%	37%	36%	37%	37%	38%	38%	38%

Capital Expenditures

Capex (R$ million)

Siderurgia Brasil[2]	700	1,023	538	540	1,304	1,054	277	291	306	321
Trefilaria Brasil	99	74	75	80	73	78	82	86	90	95
Acindar	219	267	201	152	87	93	98	103	108	113
Total Capital Expenditures	1,018	1,365	814	772	1,464	1,226	457	480	504	528

Note:
1 Assumes an increase in gross cash profit of US$5/ton for Siderurgia from 2006 onwards, in order to account for the supply of coke from the SOL project. Belgo accounts for 37% of the total SOL project investment
2 2005 figures exclude Belgo disbursements prior to May 31st, 2005

13

Belgo - Management’s Summary Operational Assumptions

R$ million	2004A	2005E	2006E	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E

Siderurgia Brasil
Net Revenues	4,436	4,937	4,851	5,424	6,117	6,343	6,676	7,585	7,991	8,101	8,232
EBITDA	1,384	1,401	1,404	1,526	1,669	1,643	1,792	2,123	2,272	2,325	2,383
% EBITDA Margin	31%	28%	29%	28%	27%	26%	27%	28%	28%	29%	29%
Net Income	607	685	711	786	869	1,090	1,204	1,425	1,534	1,583	1,634
% Net Income Margin	14%	14%	15%	14%	14%	17%	18%	19%	19%	20%	20%

Trefilaria Brasil
Net Revenues	1,923	1,933	1,661	1,831	1,951	2,068	2,227	2,362	2,512	2,667	2,680
EBITDA	509	452	319	362	381	408	447	486	522	555	554
% EBITDA Margin	26%	23%	19%	20%	20%	20%	20%	21%	21%	21%	21%
Net Income	148	137	85	97	100	124	148	162	173	183	183
% Net Income Margin	8%	7%	5%	5%	5%	6%	7%	7%	7%	7%	7%

Acindar
Net Revenues	2,109	1,970	2,267	2,390	2,768	2,849	2,894	2,929	2,965	3,069	3,107
EBITDA	967	770	769	718	760	805	832	851	867	937	927
% EBITDA Margin	46%	39%	34%	30%	27%	28%	29%	29%	29%	31%	30%
Net Income	543	288	273	248	260	281	292	300	304	331	325
% Net Income Margin	26%	15%	12%	10%	9%	10%	10%	10%	10%	11%	10%

Belgo Consolidated[1]
Net Revenues	6,691	7,779	7,656	8,457	9,625	10,025	10,490	11,508	12,030	12,328	12,498
EBITDA	2,568	2,623	2,493	2,606	2,810	2,856	3,071	3,460	3,661	3,818	3,864
% EBITDA Margin	38%	34%	33%	31%	29%	28%	29%	30%	30%	31%	31%
Net Income	1,040	1,106	1,043	1,090	1,215	1,623	1,785	2,075	2,307	2,517	2,700
% Net Income Margin	16%	14%	14%	13%	13%	16%	17%	18%	19%	20%	22%

Note:
1 Consolidation eliminates intercompany transactions

14

Belgo - Unlevered Free Cash Flow[1]

(R$ million)	Jun-Dec	2006E	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E
	2005E

SIDERURGIA BRASIL

EBIT	491	862	955	1,061	1,337	1,475	1,753	1,885	1,938	1,996

(-) Taxes	(17)	(118)	(149)	(178)	(238)	(264)	(323)	(348)	(353)	(359)
(+) D&A	233	542	571	607	306	318	370	387	387	387
(-) Capex	(602)	(1,023)	(538)	(540)	(1,304)	(1,054)	(277)	(291)	(306)	(321)
(-) Working capital variation	(46)	17	(111)	(135)	(44)	(65)	(176)	(79)	(21)	(25)

UFCF	59	280	728	816	57	409	1,345	1,554	1,646	1,678

TREFILARIA BRASIL

EBIT	209	222	256	264	328	392	429	461	486	485

(-) Taxes	(71)	(76)	(87)	(90)	(112)	(133)	(146)	(157)	(165)	(165)
(+) D&A	51	97	106	117	80	55	57	61	69	69
(-) Capex	(57)	(74)	(75)	(80)	(73)	(78)	(82)	(86)	(90)	(95)
(-) Working capital variation	17	47	(29)	(21)	(20)	(27)	(23)	(26)	(27)	(2)

UFCF	150	217	171	190	203	208	235	253	273	292

ACINDAR

EBIT	327	682	610	634	680	706	724	735	801	785

(-) Taxes	(114)	(239)	(213)	(222)	(238)	(247)	(254)	(257)	(280)	(275)
(+) D&A	55	87	108	126	125	126	127	132	137	142
(-) Capex	(185)	(267)	(201)	(152)	(87)	(93)	(98)	(103)	(108)	(113)
(-) Working capital variation	(61)	(61)	(25)	(77)	(17)	(9)	(7)	(7)	(21)	(8)

UFCF	22	202	278	309	463	482	493	500	528	531

Note:
1 Valuation contemplates a 10 year projection (from June 1st, 2005 until December 31st, 2014)

15

SECTION 3

Valuation Results

General Valuation Considerations

•
The valuation results are reflective of Belgo’s management’s expectation and are subject to review in the case of material changes in the macroeconomic environment, the competitive landscape of the markets where the Company is present and changes in the Company’s operating performance compared to the business plan developed by the management

•	Valuation of Belgo was prepared on a stand-alone basis with detailed financial projections provided by the Company to UBS for the period between June 1st, 2005 to December 31st, 2014

•	Where relevant, UBS has also used third party economic data and publicly available information on other listed companies we deem to be some extent comparable to the Company, on the steel sector

•
We have performed a valuation of the Company primarily on the basis of a discounted cash flow analysis. That analysis has been benchmarked against applicable comparable trading multiples for Brazilian and international companies and comparable precedent transaction multiples

•
Our analysis focused on the Company as stand-alone entities, and consequently does not incorporate any potential value which might be achieved through synergies or any other strategic benefit of an eventual combination of the Company

•
Projected Real / US Dollar foreign exchange rate (FX) and local inflation for the period 2005 - 2009 based on market consensus published by the Central Bank of Brazil, as of July 15th, 2005. From 2010 onwards, the inflation Brazilian rate has been kept constant and FX projections were based on the purchasing power parity methodology

•
The unlevered free cash flow projections and the terminal unlevered free cash flow are calculated in nominal terms in Reais, and converted to US Dollars at the projected FX rate and discounted at a nominal US Dollar weighted average cost of capital (WACC) rate

	-	valuation date as of May 31st, 2005

	-	mid-year discounting methodology

	-	terminal value calculation: based on perpetuity growth rates in nominal US Dollars between 0.5% and 1.5%

•
The equity value is calculated by subtracting from the enterprise value the net debt position in Reais as of May 31st, 2005, converted into US Dollar using May 31st, 2005 end of period exchange rate of R$2.4038

17

Siderurgia Brasil - DCF Valuation Summary

Based on management projections, we estimate Siderurgia Brasil’s Equity Value to be in the range of R$4.8 billion to R$5.6 billion

Summary Valuation (R$ million)[1]

WACC		12.2%			12.7%			13.2%

Perpetuity Growth Rate	0.5%	1.0%	1.5%	0.5%	1.0%	1.5%	0.5%	1.0%	1.5%

Present Value of FCF (Jun-Dec./05-Dec/14)	$3,004.0	$3,004.0	$3,004.0	$2,924.7	$2,924.7	$2,924.7	$2,848.2	$2,848.2	$2,848.2
Present Value of Terminal Value (2014)	2,640.5	2,767.0	2,905.2	2,433.0	2,544.7	2,666.3	2,246.3	2,345.4	2,452.8
100% Enterprise Value	5,644.6	5,771.0	5,909.3	5,357.7	5,469.4	5,591.0	5,094.5	5,193.6	5,301.0
(-) Net Debt[2]	306.8	306.8	306.8	306.8	306.8	306.8	306.8	306.8	306.8
(-) Minorities[2]	1.6	1.6	1.6	1.6	1.6	1.6	1.6	1.6	1.6
100% Equity Value	5,336.2	5,462.6	5,600.9	5,049.3	5,161.0	5,282.6	4,786.1	4,885.2	4,992.6
Contribution to Belgo Equity Value/Share (R$/'000 shares)	753.26	771.11	790.62	712.76	728.53	745.70	675.61	689.59	704.76
EV/EBITDA LTM	3.7x	3.8x	3.9x	3.5x	3.6x	3.7x	3.3x	3.4x	3.5x
EV/EBITDA 2005E	4.0x	4.1x	4.2x	3.8x	3.9x	4.0x	3.6x	3.7x	3.8x
EV/EBITDA 2006E	4.0x	4.1x	4.2x	3.8x	3.9x	4.0x	3.6x	3.7x	3.8x

Implied Exit Multiple	3.5x	3.5x	3.5x	3.3x	3.3x	3.3x	3.2x	3.2x	3.2x

Note:
1 R$/US$ FX of R$ 2.4038, as of May 31st, 2005
2 As of May 31st, 2005

18

Trefilaria Brasil - DCF Valuation Summary

Based on management projections, we estimate Trefilaria Brasil’s Equity Value to be in the range of R$1.1 billion to R$1.3 billion

Summary Valuation (R$ million)[1]

WACC		12.2%			12.7%			13.2%

Perpetuity Growth Rate	0.5%	1.0%	1.5%	0.5%	1.0%	1.5%	0.5%	1.0%	1.5%

Present Value of FCF (Jun-Dec./05-Dec/14)	$950.6	$950.6	$950.6	$931.8	$931.8	$931.8	$913.7	$913.7	$913.7
Present Value of Terminal Value (2014)	625.6	656.7	690.6	574.6	602.0	631.9	528.7	553.1	579.5
100% Enterprise Value	1,576.2	1,607.2	1,641.2	1,506.4	1,533.9	1,563.8	1,442.4	1,466.7	1,493.1
(-) Net Debt[2]	6.4	6.4	6.4	6.4	6.4	6.4	6.4	6.4	6.4
(-) Minorities[2]	369.8	369.8	369.8	369.8	369.8	369.8	369.8	369.8	369.8
100% Equity Value	1,200.0	1,231.1	1,265.0	1,130.3	1,157.7	1,187.6	1,066.2	1,090.6	1,117.0

55.0% Equity Value	660.0	677.1	695.8	621.6	636.7	653.2	586.4	599.8	614.3
Contribution to Belgo Equity Value/Share (R$/'000 shares)	93.17	95.58	98.21	87.75	89.88	92.20	82.78	84.67	86.72
EV/EBITDA LTM	2.9x	3.0x	3.0x	2.8x	2.8x	2.9x	2.7x	2.7x	2.8x
EV/EBITDA 2005E	3.5x	3.6x	3.6x	3.3x	3.4x	3.5x	3.2x	3.2x	3.3x
EV/EBITDA 2006E	4.9x	5.0x	5.1x	4.7x	4.8x	4.9x	4.5x	4.6x	4.7x

Implied Exit Multiple	3.5x	3.7x	3.8x	3.3x	3.5x	3.7x	3.2x	3.4x	3.5x

Note:
1 R$/US$ FX of R$ 2.4038, as of May 31st, 2005
2 As of May 31st, 2005

19

Acindar - DCF Valuation Summary

Based on management projections, we estimate Acindar’s Equity Value to be in the range of R$2.6 billion to R$3.1 billion

Summary Valuation (R$ million)[1]

WACC		12.3%			12.8%			13.3%

Perpetuity Growth Rate	0.5%	1.0%	1.5%	0.5%	1.0%	1.5%	0.5%	1.0%	1.5%

Present Value of FCF (Jun-Dec./05-Dec/14)	$1,449.2	$1,449.2	$1,449.2	$1,414.3	$1,414.3	$1,414.3	$1,380.7	$1,380.7	$1,380.7
Present Value of Terminal Value (2014)	1,409.2	1,478.8	1,554.8	1,294.7	1,356.2	1,423.1	1,191.7	1,246.3	1,305.4
Enterprise Value	2,858.4	2,928.0	3,004.0	2,709.1	2,770.6	2,837.5	2,572.4	2,627.0	2,686.1
(-) Net Debt[2]	(272.8)	(272.8)	(272.8)	(272.8)	(272.8)	(272.8)	(272.8)	(272.8)	(272.8)
(-) Minorities[2]	221.1	221.1	221.1	221.1	221.1	221.1	221.1	221.1	221.1
100% Equity Value	2,910.1	2,979.6	3,055.6	2,760.7	2,822.2	2,889.2	2,624.1	2,678.6	2,737.8

63.65%[2] Equity Value	1,852.3	1,896.5	1,944.9	1,757.2	1,796.4	1,838.9	1,670.2	1,704.9	1,742.6
Contribution to Belgo Equity Value/Share (R$/'000 shares)	261.47	267.72	274.54	248.05	253.57	259.59	235.77	240.67	245.98
EV/EBITDA LTM	2.8x	2.9x	2.9x	2.7x	2.7x	2.8x	2.5x	2.6x	2.6x
EV/EBITDA 2005E	3.7x	3.8x	3.9x	3.5x	3.6x	3.7x	3.3x	3.4x	3.5x
EV/EBITDA 2006E	3.7x	3.8x	3.9x	3.5x	3.6x	3.7x	3.3x	3.4x	3.5x

Implied Exit Multiple	4.7x	5.0x	5.2x	4.5x	4.7x	5.0x	4.4x	4.6x	4.8x

Note:
1 R$/US$ FX of R$ 2.4038, as of May 31st, 2005
2 As of May 31st, 2005

20

Guilman Amorim and Andrade Mine - Valuation Summary

We estimate Guilman Amorim’s contribution to Belgo’s Equity Value to be R$16.55 / ‘000 shares and Andrade Mine to be R$18.00 / ‘000 shares

Guilman Amorim

  Guilman Amorim’s valuation was based on its installed capacity of 170 MW and precedent transactions multiples involving the acquisition of hydroelectrically power plants in Brazil from 1997 to 2004

  Contribution to Belgo’s share price is equivalent to R$16.55/’000 shares

			EV	Capacity	EV / KW

Date	Acquiror	Target	(US$ mm)	(MW)	(US$ / KW)

Nov-04	Cemig	Rosal Energia	48.7	55.0	885.6
Jan-03	Gerdau	Dona Francisca	50.1	125.0	400.4
Oct-99	AES	Tietê	1,828.4	2,644.0	691.5
Jul-99	Duke Energy Co.	Paranapanema	2,375.7	2,307.0	1,029.8
Sep-98	Tractebel	Gerasul	3,084.9	4,476.0	689.2
Sep-97	Endesa	Cachoeira Dourada	967.7	658.0	1,470.6

				Average	861.2

Andrade Mine

•	Valuation was based on the net present value of the future royalties and gains to be paid by CVRD to Belgo in exchange for the supply of iron ore, for a 40 year period starting in 2008

•	According to the contract celebrated between the parties, CVRD’s gain per year are projected at US$5.5 million with a minimum royalty payment of US$9.9 million[1]

	-	34% tax rate applied to the annual cash flow

	-	Discount rate of 12.7%, equivalent to the WACC applied to Siderurgia Brasil’s and Trefilaria Brasil

•	Contribution to Belgo’s share price is equivalent to R$18.00/’000 shares

Note:
1 Royalty payment for 2008 equivalent to 50% of the minimum payment

21

Belgo - DCF Analysis

Equity Value of 100.0% ownership of Siderurgia Brasil per	Equity Value of - 55.0% ownership of Trefilaria Brasil per
equivalent Belgo Share (R$/ ’000 shares)[1,2]	equivalent Belgo Share (R$/ ’000 shares)[1,2]

				WACC							WACC

		12.2%	12.5%	12.7%	13.0%	13.2%			12.2%	12.5%	12.7%	13.0%	13.2%

	0.50%	753.3	732.6	712.8	693.8	675.6		0.50%	93.2	90.4	87.8	85.2	82.8
Growth	0.75%	762.0	740.8	720.5	701.1	682.5	Growth	0.75%	94.3	91.5	88.8	86.2	83.7
Perpetuity	1.00%	771.1	749.3	728.5	708.6	689.6	Perpetuity	1.00%	95.6	92.7	89.9	87.2	84.7
	1.25%	780.6	758.3	736.9	716.5	697.0		1.25%	96.9	93.9	91.0	88.3	85.7
	1.50%	790.6	767.6	745.7	724.8	704.8		1.50%	98.2	95.1	92.2	89.4	86.7

Equity Value of 63.7% ownership of Acindar per equivalent	Belgo - Total Equity Value per Share
Belgo Share (R$/ ’000 shares)[1,2]	(R$/ ’000 shares)[1,2,3]

				WACC

		12.3%	12.6%	12.8%	13.1%	13.3%					WACC

	0.50%	261.5	254.6	248.0	241.8	235.8		0.50%	1,142.4	1,112.1	1,083.1	1,055.3	1,028.7
Growth	0.75%	264.5	257.5	250.8	244.3	238.2	Growth	0.75%	1,155.4	1,124.3	1,094.6	1,066.1	1,038.9
Perpetuity	1.00%	267.7	260.5	253.6	247.0	240.7	Perpetuity	1.00%	1,169.0	1,137.0	1,106.5	1,077.4	1,049.5
	1.25%	271.1	263.6	256.5	249.7	243.3		1.25%	1,183.1	1,150.3	1,119.0	1,089.1	1,060.5
	1.50%	274.5	266.9	259.6	252.6	246.0		1.50%	1,197.9	1,164.2	1,132.0	1,101.3	1,072.0

Note:
1 R$/US$ FX of R$ 2.4038, as of May 31st, 2005
2 Belgo has 7,084,129,297 shares outstanding
3 Including 51% stake in Guilman Amorim and 100% stake in Andrade Mine

22

APPENDIX A

Trading Multiples and Precedent
Transactions Analysis

Selected Companies in the Steel Sector

Selected long steel producers

		Market Cap[1]	Enterpise Value	Total Debt /	Levered[2]	Tax	Unlevered	EV / EBITDA[3]		P/E3

Company	Country	Local	Local	Equity	Beta	Rate	Beta	2005E	2006E	2005E	2006E

Belgo	Brazil	8,494	9,304	13.5%	0.88	34.0%	0.80	2.8x	2.9x	4.5x	5.1x
Gerdau	Brazil	9,995	15,727	64.0%	0.92	34.0%	0.65	2.7x	2.7x	3.0x	3.0x
Industrias CH	Mexico	9,801	10,109	0.0%	0.79	28.0%	0.79	3.7x	3.8x	5.1x	5.9x
Mechel	Russia	3,784	3,223	6.9%	0.76	24.0%	0.72	2.5x	3.7x	4.3x	6.8x
High							0.80	3.7x	3.8x	5.1x	6.8x
Low							0.65	2.5x	2.7x	3.0x	3.0x
Average							0.74	2.9x	3.3x	4.2x	5.2x

Note:
1 Source: Bloomberg as of July 22, 2005
2 Source: Barra
3 Source: IBES projections
4 Brazilian companies are highlighted

24

Selected Precedent Transactions in the Steel Sector

			Enterprise Value	Enterprise Value / LTM

Date Announced	Target	Acquiror	(US$mm)	Sales	EBITDA

25-Jun-05	CST (JFE stake)	Arcelor	2,466	1.3x	2.9x
25-Jun-05	CST (CSI stake)	Arcelor	2,287	1.2x	2.7x
18-May-05	Hylsamex[1]	Grupo Techint[1]	3,240	1.3x	4.0x
18-Mar-05	Cosipa	Usiminas	2,976	1.7x	3.9x
10-Dec-04	CST (Funssest stake)	Arcelor	2,439	1.9x	3.8x
25-Oct-04	International Steel Group	Mittal	4,603	0.6x	6.2x
28-Jun-04	CST (CVRD stake)	Arcelor	2,175	1.6x	4.6x
05-Nov-03	Açominas	Banco Econômico	1,630	1.9x	5.2x
10-Feb-03	Açominas	Belgo Mineira	1,641	1.9x	5.2x
18-Oct-02	Açominas (Natsteel stake)	Gerdau	1,590	1.8x	5.1x
24-Aug-02	Iscor	LNM Holdings	1,466	1.1x	7.8x
17-Jul-02	CSN[2]	Corus Group PLC[2]	4,246	2.5x	6.2x
12-Jul-02	Açominas	Gerdau	1,704	2.0x	5.4x
13-Apr-01	NKK Corp	Kawasaki	12,943	0.9x	8.2x
19-Feb-01	Arbed	Usinor	7,469	0.6x	4.6x
19-Feb-01	Aceralia	Usinor	2,394	0.6x	4.6x
04-Aug-99	Ameristeel	Gerdau	541	0.8x	5.5x
07-Jun-99	Hoogovens	British Steel	3,823	0.7x	5.4x
21-May-99	Armco	AK Steel	1,128	0.7x	6.6x
17-Mar-98	Inland Steel	Ispat International	1,427	0.6x	5.1x
			Mean	1.3x	5.2x
			Median	1.3x	5.2x
			High	2.5x	8.2x
			Low	0.6x	2.7x

Notes:
1 Pending
2 Withdrawn

25

APPENDIX B

WACC Calculation

Siderurgia Brasil and Trefilaria Brasil - Discount Rate Methodology

Note:
1	Current yield to maturity of 10 year US Treasury bond, as of July 22, 2005
2	Spread of Brazil’s 2015 (10-year Treasury bond) denominated in US$ over the equivalent US Treasury bond, as of July 22, 2005
3	Based on the differences of historical arithmetic mean returns for 1926-2003 using the S&P 500 as the market benchmark. Source: Ibbotson Associates’ Stocks, Bonds, Bills and Inflation 2004 Yearbook
4	Based on the average unlevered betas (local Barra predicted) of global long steel producers (0.74) adjusted by Belgo’s target capital structure, as provided by Belgo
5	Based on CSN ‘15 bond, as of July 22, 2005, adjusted by 50 bps
6	Based on the weighted average effective tax rate for the 10-year projection
7	Provided by Belgo

27

Acindar - Discount Rate Methodology

Note:
1	Current yield to maturity of 10 year US Treasury bond, as of July 22, 2005
2	Spread of Boden 2013 over the equivalent US Treasury bond, as of July 22, 2005
3	Based on the differences of historical arithmetic mean returns for 1926-2003 using the S&P 500 as the market benchmark. Source: Ibbotson Associates’ Stocks, Bonds, Bills and Inflation 2004 Yearbook
4	Based on the average unlevered betas (local Barra predicted) of global long steel producers (0.74) adjusted by Belgo’s target capital structure, as provided by Belgo
5	Based on estimated cost of debt for Siderurgia Brasil and Trefilaria Brasil
6	Based on spread of Argentina’s Boden 2013 and the Brazil’s 2015
7	Based on the weighted average effective tax rate for the 10-year projection
8	Provided by Belgo

28

WACC Calculation

				Comments

Cost of Equity	Unlevered Beta	0.74	0.74	Based on average of selected comparables (Barra Beta)
	Target Debt / Equity	33.33%	33.33%	Based on target capital structure
	Target Debt / (Debt + Equity)	25.00%	25.00%	Based on target capital structure, as provided by Belgo
	Re-Levered Beta	0.93	0.90	Re-levered using the target capital structure (D/E)
	Risk Free Rate (%)	4.22%	4.22%	YTM of 10 year US Treasury Bond
	Country Risk Premium	3.74%	4.27%	Spot spread of Brazil 2015 (in USD) and Boden 2013 over 10-yr US Treasury bond
	Equity Risk Premium	7.20%	7.20%	Source: Ibbotson Associates
	Cost of Equity	14.64%	14.97%

Cost of Debt	Pretax Cost of Debt (%)	9.26%	9.78%	CSN '15 + issuer’s spread
	Tax Rate	23.95%	35.00%	Effective tax rate
	After-Tax Cost of Debt	7.04%	6.36%

	Target Debt / (Debt + Equity)	25.00%	25.00%	Estimated target capital structure, as provided by management

WACC		12.74%	12.82%

Note:
1 Siderurgia Brasil and Trefilaria Brasil

29

APPENDIX C

Macro Economic Assumptions

Selected Macro Economic Assumptions

	2005E	2006E	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E

Inflation
US Inflation - CPI[1]	2.7%	2.5%	2.5%	2.5%	2.5%	2.5%	2.5%	2.5%	2.5%	2.5%
Brazil Inflation - IGP-M	4.4%	5.6%	5.1%	4.9%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%
Foreign exchange rate
R$ / US$ - Average	2.54	2.74	2.89	3.02	3.08	3.19	3.26	3.34	3.42	3.51
R$ / US$ - End of Period	2.56	2.79	2.95	3.06	3.15	3.23	3.30	3.38	3.46	3.55
Interest rates
TJLP[2]	10.8%	8.6%	7.2%	6.3%	6.3%	6.3%	6.3%	6.3%	6.3%	6.3%
Libor[1]	4.3%	4.3%	4.3%	4.3%	4.3%	4.3%	4.3%	4.3%	4.3%	4.3%
Selic Rate - EOP - Nominal	17.9%	15.7%	14.0%	13.2%	12.7%	12.7%	12.7%	12.7%	12.7%	12.7%

Source: Brazilian Central Bank (except when footnoted), as of July 15th, 2005, until 2009. From 2010 onwards, the Brazilian inflation rate and interest rate have been kept constant and FX projections were based on the purchasing power parity methodology

Notes:
1 Source: UBS
2 Source: MCM Consultores

31

Exhibit 5
CST Economic and Financial Appraisal - UBS

July 25, 2005

1

Important Notice

  Banco UBS S.A. (“UBS”) has been engaged by Companhia Siderúrgica de Tubarão S.A. (“CST” or the “Company”) to prepare this valuation report (the “Report”) of CST based on its “economic value” in connection with the proposed merger (incorporação de ações) under Brazilian law (the “Merger of Shares”) pursuant to which the different classes of shares of CST will be exchanged for shares of common stock of Companhia Siderúrgica Belgo Mineira (“Belgo”).
  The Merger of Shares contemplates the issuance of new shares of Belgo in exchange for all outstanding shares of CST

  The objective of this Report is to set forth the results of the valuation based on the “economic value” of CST in order to comply with articles 252, § 2º and 45 of the Brazilian Corporate Law and article 29 of the By-laws of the Company. The Report can be used by the Company and its shareholders as a basis for determining the value of the Company’s shares held by dissenting shareholders and as reference in their own analysis of the Merger of Shares

  CST is a company formed pursuant to, and is governed by, Brazilian Laws

  This Report does not address, and UBS has been directed not to address, (i) the treatment of the different classes of securities of CST, (ii) any other transactions relating to the securities of CST, (iii) CST’s underlying business decision to effect the Merger of Shares, (iv) the prices at which the securities of CST may actually be sold, and (v) any element of value that may arise from the accomplishment of the Merger of Shares. This Report does not constitute any recommendation to CST, its management or its shareholders regarding the Merger of Shares

  UBS has not conducted a physical inspection of the properties and facilities of CST, nor at CST’s direction made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of CST, nor has UBS been furnished with such evaluation or appraisal

2

Important Notice

  CST, its controlling shareholder and the managers of CST have not directed, limited, made difficult or carried out any act, which has or may have impaired UBS’ access, use, or knowledge of the information, assets, documents or work methodologies that were relevant for the quality of the evaluation herein

  CST has furnished UBS with certain information relating to its operations and financial condition, including financial and operational information and financial forecasts and projections. UBS has not assumed any responsibility for independent verification of any of the information reviewed by it for the purpose of this Report and, with CST’s consent, has relied on such information as being complete and accurate in all material respects

  This Report with respect to the economic value of CST, as well as the range of values that have been derived therefrom have been prepared solely based upon the discounted cash flow methodology. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, neither UBS nor any other person assumes responsibility if future results are materially different from those forecasts, estimates or projections. There are no guarantees that any of the estimates or projections used herein will be realized. Future results or actual values may be significantly different from those presented in this Report

  UBS has (i) reviewed certain publicly available business and historical information and stock market data relating to CST, (ii) reviewed certain financial information and other data relating to the business and financial prospects of CST, including estimates and financial forecasts prepared by CST, that were provided to UBS and are not publicly available, (iii) conducted discussions with members of senior management of CST concerning the business and financial prospects of the Company, and (iv) conducted such other financial studies, analyses, and investigations, and considered such other information as UBS deemed necessary or appropriate

3

Important Notice

  This Report does not constitute a recommendation as to how any CST shareholder should vote with respect to the Merger of Shares

  This Report is only valid as of the date hereof and is based on information as of the dates specified herein. We have assumed that, as of the date hereof, there have been no material changes, financial or otherwise, in the information provided to and relied upon by us for purposes of our analysis. Senior management of CST has represented to UBS, in a letter of representations delivered as of the date hereof, among other things, that the information provided to UBS by CST is true and correct as of the date the Information was provided to UBS and that, since the date the information was provided to UBS, there has been no material change in respect of that information. In that regard, UBS has assumed that the projections and business plans and all other related data prepared by CST were based on market conditions prevailing in the industry in which CST operates as of the date such information was prepared and on reasonable projections of management of CST based on such conditions and on the prospects for the business and operations of CST. The actual value of an operating business, such as the value of CST, is subject to various factors, uncertainties and contingencies, many of which are beyond the control or knowledge of CST or UBS, and such value will fluctuate with changes in such factors. In addition, the market prices of the securities of CST will depend upon, among other things, conditions in the financial markets, prevailing interest rates, and other factors that generally influence the prices of securities. We assume no obligation to update, review, ratify or withdraw this analysis as a result of any subsequent development or otherwise

  This financial analysis is prepared for the exclusive use of CST’s board of directors, board of officers and shareholders in connection with the Merger of Shares, and as otherwise expressly required under applicable laws and regulations or pursuant to an order or determination from any authority, may be (i) delivered to CST shareholders, (ii) included, quoted or mentioned in any corporate document or announcement related to the Merger of Shares, (iii) posted on CST’s corporate webpage, (iv) filed with the Brazilian Comissão de Valores Mobiliários and the São Paulo Stock Exchange through the IPE electronic system and (v) filed with any other securities and exchange commission, as required by the relevant regulations

4

Important Notice

  In the ordinary course of business, UBS, its successors and affiliates may trade Arcelor’s (“Arcelor”), CST’s controlling shareholder, Belgo and CST securities for its own accounts and the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities. CST has agreed to pay a fee to UBS upon delivery of the Report and to indemnify it for certain potential liabilities arising from this engagement. UBS will also provide to CST a financial analysis of the “economic value” of Belgo for the exclusive use of CST’s board of directors, board of officers and shareholders. In the past, UBS and its affiliates have provided investment banking services to both Arcelor, CST and its affiliates. UBS Ltd., a subsidiary of UBS AG, is currently engaged by Arcelor to act as financial adviser in relation to the reorganization of Arcelor’s Brazilian subsidiaries. In addition, UBS anticipates that it will continue to provide other investment banking services in the future to Arcelor, Belgo and CST and their respective affiliates, for which it would be compensated

  This document is being executed in both English and Portuguese languages. The Portuguese language version of this document shall prevail for all purposes

5

SECTION 1

Transaction Overview

Transaction Overview

The Transaction

•	Arcelor controls several assets in Brazil, including Belgo, CST, and Vega do Sul S.A. (“Vega”). Both CST and Belgo are listed on the Brazilian stock exchange

•	Arcelor is merging its wholly owned subsidiaries, APSL ONPN and AAB, into Belgo (the “Holdings Merger”)

•
Belgo is proposing the roll-up of CST’s shares into Belgo (“Merger of Shares”). In addition, Belgo is converting all of its preferred shares into common shares and plans to, after consummation of the Transaction, change its name to Arcelor Brasil S.A. In connection with the Merger of Shares:

	•	Belgo will issue new shares which will be given to CST shareholders in exchange for CST shares

	•	CST will become a wholly owned subsidiary of Belgo

•
Pursuant to Brazilian law and the companies’ by-law, minority shareholders at CST have appraisal rights at economic value (DCF) or at liquidation value, and Belgo minorities shareholders have appraisal rights at book value, to be paid in cash

•
UBS has been retained by CST to issue to its Board of Directors (i) a formal valuation report to estimate a range for the economic value of CST in connection with CST’s shareholders appraisal rights resulting from the Merger of Shares, and (ii) a valuation analysis to estimate a range for the economic value of Belgo

7

SECTION 2

CST Business Description

CST Overview

CST is one of the global leading producers of steel slabs, with an estimated worldwide market share of 14% of steel slab sales in 2004 2004 Sales Breakdown by Region

•	CST produces flat-rolled finished and semi-finished, uncoated steel products and has two principal product lines: steel slabs and hot rolled coils (“HRC”)

•	CST has an annual capacity of 5.0 million tones and is starting an expansion project that is expected to bring total capacity to 7.5 million tones / year by the end of 2006

•	In 2004, CST produced 5.0 million tons of steel slabs, part of which is used to produce hot rolled coils (production of 1.9 million tons)
– Substantially all of CST’s steel slabs are exported. From 1984 to 2004, CST exported an average of 92% of its steel slab production to steel manufacturers around the world
– As for HRC, from September 2002 through December 2004, CST sold an average of 76% of its HRC production in the domestic market

•	CST owns 25% of the total shares of Vega do Sul (“Vega”), a galvanized steel producer

•	CST’s controlling shareholder is Arcelor. Arcelor owns 94.7% of CST’s common shares and 72.8% of its total capital

Financial Highlights

(R$ million)	2002	2003	2004	LTM[1]

Sales Volume (kton)	4,733	4,819	4,850	4,808
Net Revenues	2,841	3,729	5,096	5,676
EBITDA	1,064	1,375	2,452	2,892
% EBITDA Margin	37%	37%	48%	51%
Net Income	137	910	1,624	1,986
% Net income Margin	5%	24%	32%	35%

Net Debt	2,602	1,824	1,020	797
Shareholders' Equity	3,665	5,647	6,760	7,396

Source: Company Reports
Note:
1 LTM, as of March 31st, 2005

9

CST - Management’s Primary Assumptions

Sales Volume

• Projected sales volume divided into slabs, CST’s primary output, and hot rolled coils (HRC)

• CST expanding slab production capacity from current 5.0 million to 7.5 million tons/year

• Increasing HRC production capacity, with HRC mix in total sales volume increasing from 39% in 2004 to 53% in 2009

• No stock build-up, i.e., production volume equals to sales volume

• The slab production is expected to be impacted by the relining of CST’s blast furnace #1 scheduled for 2008, with production estimated to decline by approximately 1.0 million tons in that year

Gross Cash Profit[1]

• Slab cash profit per ton is expected to decrease from current levels to levels closer to historical averages (approximately US$91 / ton)

Capital Expenditures

• Expansion of slab production capacity from current 5.0 million to 7.5 million tons/year will entail a new blast furnace and a continuous caster with estimated capital expenditures of US$890 million during the 2005-2006 period
• HRC production capacity expansion by 2.0 million to 4.0 million tons/year, becoming fully operational by 2009
• Total investments amount US$90.3 million (US$8.3 million in 2005, US$16.4 million in 2006, US$49.2 in 2007 and US$16.4 million in 2008)
• Implementation of SOL (a JV with Belgo and Sun Coal & Coke Company), to produce 1.5 million ton / year of coke, to begin operations by mid 2006, with total investments of US$377.0 million for CST (62% of the total project)

Sales Volume

• Exports program
• Fiscal benefit of 33.5% over 10% of the financial volume of slabs exported (valid until 2011)
• Outstanding balance of tax loss carry forwards is used throughout 2006
• "Plano Verão” deferred tax credits amortized in 11 years

Note:
1   Net revenues minus Cash COGS (cash costs of goods sold calculated as industrial costs minus depreciation & amortization)

10

CST - Management’s Summary Operational Assumptions

	2005E	2006E	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E

Sales Volume
Sales Volumes ('000 tons)	4,758	5,714	7,265	6,393	7,213	7,213	7,213	7,213	7,213	7,213

Slabs	2,433	3,242	4,789	3,473	3,252	3,252	3,252	3,252	3,252	3,252
HRC	2,325	2,472	2,476	2,920	3,961	3,961	3,961	3,961	3,961	3,961

Revenues
Net Revenues (RS million)	5,625	6,535	7,916	7,588	8,639	8,945	9,166	9,393	9,625	9,864

Slabs	41%	52%	58%	46%	39%	39%	39%	39%	39%	39%
Slabs - Net Revenues (R$/ton)	958	1,040	962	1,009	1,028	1,064	1,090	1,116	1,143	1,171
HRC	57%	47%	39%	49%	59%	59%	59%	59%	59%	59%
HRC - Net Revenues (R$/ton)	1,383	1,243	1,247	1,285	1,281	1,326	1,358	1,391	1,424	1,459
Other	1%	1%	3%	4%	3%	3%	3%	3%	3%	3%

Costs / Expenses
Costs and Expenses (R$ million)	3,071	4,486	4,964	4,982	6,031	6,259	6,429	6,600	6,777	6,953

Cash COGS[1]	91%	94%	94%	94%	95%	95%	95%	94%	94%	94%
Cash COGS (R$/ton)	587	742	645	735	795	823	843	863	884	904
SG&A Expenses	9%	6%	6%	6%	5%	5%	5%	6%	6%	6%
SG&A Expenses (R$/ton)	59	43	38	44	41	45	49	52	56	60

Gross Cash Profit
Gross Cash Profit (R$ million)[2]

Gross Cash Profit	2,833	2,297	3,230	2,890	2,905	3,010	3,088	3,168	3,250	3,342
Gross Cash Profit (R$/ton)[3]	595	402	445	452	403	417	428	439	451	463
Gross Cash Margin	50%	35%	41%	38%	34%	34%	34%	34%	34%	34%

Capex
Capex (R$ million)[4]	2,628	1,467	818	511	464	478	490	502	514	526

Note:
1 Cash costs of goods sold calculated as industrial costs minus depreciation & amortization
2 Net revenues minus Cash COGS
3 Assumes an increase in gross cash profit of US$9/ton from 2006 onwards, in order to account for the supply of coke from the SOL project. CST accounts for 62% of the total SOL project investment
4 2005 figures exclude CST disbursements prior to May 31st, 2005

11

CST - Management’s Summary Financial Projections

Financial Highlights

(R$ million)	2004A	2005E	2006E	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E

Income Statement
Net Revenues	5,096	5,625	6,535	7,916	7,588	8,639	8,945	9,166	9,393	9,625	9,864
% Growth	37%	10%	16%	21%	(4)%	14%	4%	2%	2%	2%	2%
Gross Cash Profit	2,690	2,833	2,297	3,230	2,890	2,905	3,010	3,088	3,168	3,250	3,342
% Gross Cash Margin	53%	50%	35%	41%	38%	34%	34%	34%	34%	34%	34%
EBITDA	2,452	2,554	2,049	2,952	2,606	2,608	2,686	2,738	2,793	2,848	2,911
% EBITDA Margin	48%	45%	31%	37%	34%	30%	30%	30%	30%	30%	30%
EBIT	1,921	1,879	1,302	2,164	1,792	1,771	1,826	1,852	1,882	1,912	1,948
% EBIT Margin	38%	33%	20%	27%	24%	20%	20%	20%	20%	20%	20%
Net Income	1,624	1,637	825	1,660	1,408	1,480	1,627	1,767	1,904	2,050	2,211
% Net Income Margin	32%	29%	13%	21%	19%	17%	18%	19%	20%	21%	22%

Unlevered Free Cash flow[1]

	Jun-Dec
(R$ million)	2005E	2006E	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E

EBIT	412	1,302	2,164	1,792	1,771	1,826	1,852	1,882	1,912	1,948

(-) Taxes	(42)	(195)	(468)	(375)	(358)	(356)	(344)	(453)	(442)	(432)
(+) D&A	437	747	788	814	837	861	885	910	936	962
(-) Capex	(2,175)	(1,467)	(818)	(511)	(464)	(478)	(490)	(502)	(514)	(526)
(-) Working capital variation	(407)	(410)	(293)	51	(351)	(80)	(56)	(60)	(60)	(60)

UFCF	(1,775)	(23)	1,374	1,769	1,435	1,772	1,848	1,778	1,833	1,893

Note:
1 Valuation contemplates a 10 year projection (from June 1st, 2005 until December 31st, 2014)

12

SECTION 3

Vega Business Description

Vega do Sul

Vega do Sul upplies steel coils to the automobile, household appliances, construction, pipe and tube ndustries

• Vega do Sul is a galvanized steel manufacturing company located in the southern port City of São Francisco do Sul, in the State of Santa Catarina
• Vega commenced operations in July 2003 and is currently in the ramp-up process to reach full production capacity
• – The plant is currently producing approximately 800 thousand tons of cold rolled and galvanized steel / year, and is expected to reach full capacity (1.2 million tons / year) by 2008
• CST owns 25% of the total shares of Vega do Sul, with the remaining 75% owned by Arcelor

Financial Highlights

(R$ million)	2004	1Q05

Net Revenues	764	302
EBITDA	114	71
% EBITDA Margin	15%	24%
Net Income	28	17
% Net income Margin	4%	5%

Net Debt	603	647
Shareholders' Equity	622	639

Source: Company Reports

14

Vega - Management’s Primary Assumptions

Sales Volume
• The ramp-up of Vega’s installed capacity will be completed by 2008 (total production of 1.2 million tons/year)
• Vega’s management projects a shift in the production mix with full hard rolled products increasing from 5% of volume in 2005 to 12% in 2007
• No stock build-up, i.e., production volume equals to sales volume
• Sales mainly targeted to the domestic market, with increasing volumes in exports from 2007 onwards, mainly from full hard rolled and hot dip galvanized (“HDG”) products
• Production volume equals total HRC volume purchased from CST, plus an additional of 6% volume in order to account for operational losses

Prices / Cost
• Prices are set in the international market
• Significant amount of cash COGS[1] are related to the purchase of HRC from CST

Capex
• Projected investments from 2005 to 2007 are related to production ramp-up period
• From 2008 onwards, management projects only maintenance capital expenditures of approximately US$4.0 million/year

Fiscal
• Outstanding balance of tax loss carry forwards is fully used throughout 2005

Note:
1 Cash costs of goods sold calculated as industrial costs minus depreciation & amortization

15

Vega - Management’s Summary Operational Assumptions

	2005E	2006E	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E

Sales Volume
Sales Volumes ('000 tons)	719	907	1,075	1,124	1,125	1,127	1,127	1,127	1,127	1,127

HDG	434	498	560	552	557	557	557	557	557	557

CRC	213	393	362	402	400	400	400	400	400	400

Full Hard	35	0	138	140	138	140	140	140	140	140

Pickled Coil	36	15	15	30	30	30	30	30	30	30

Revenues
Net Revenues (R$ million)	1,302	1,546	1,909	2,070	2,103	2,142	2,129	2,117	2,106	2,094

HDG	830	908	1,086	1,115	1,134	1,151	1,140	1,129	1,118	1,107

HDG - Net Revenues (R$/ton)	1,913	1,822	1,941	2,019	2,038	2,067	2,047	2,028	2,008	1,990

CRC	357	615	602	697	709	719	712	705	699	692

CRC - Net Revenues (R$/ton)	1,673	1,565	1,663	1,736	1,770	1,796	1,779	1,762	1,745	1,729

Full Hard	56	0	196	208	209	219	224	228	233	237

Full Hard - Net Revenues (R$/ton)	1,611	na	1,422	1,486	1,515	1,565	1,597	1,629	1,662	1,696

Pickled Coil	59	22	24	50	51	53	54	55	56	57

Pickled Coil - Net Revenues (R$/ton)	1,621	1,475	1,604	1,676	1,709	1,766	1,802	1,838	1,875	1,913

Costs / Expenses
Costs and Expenses (R$ million)	1,071	1,225	1,607	1,669	1,705	1,730	1,714	1,698	1,682	1,666

Cash COGS[1]	93%	93%	92%	91%	91%	91%	91%	91%	91%	91%
Cash COGS (R$/ton)	1,392	1,252	1,373	1,355	1,380	1,398	1,385	1,372	1,359	1,347
SG&A Expenses	7%	7%	8%	9%	9%	9%	9%	9%	9%	9%

SG&A Expenses (R$/ton)	98	99	123	130	135	137	136	134	133	132

Gross Cash Profit
Gross Cash Profit (R$ million)[2]

Gross Cash Profit	302	411	433	548	550	566	568	571	574	576

Gross Cash Profit (R$/ton)	420	453	403	488	489	502	504	507	509	511

Gross Cash Margin	23%	27%	23%	26%	26%	26%	27%	27%	27%	28%

Capex
Capex (R$ million)	109	30	33	11	11	12	12	12	12	13

Note:
1 Cash costs of goods sold calculated as industrial costs minus depreciation & amortization
2 Net revenues minus Cash COGS

16

Vega - Management’s Summary Financial Projections

Financial Highlights

R$ million	2004A	2005E	2006E	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E

Income Statement
Net Revenues	764	1,302	1,546	1,909	2,070	2,103	2,142	2,129	2,117	2,106	2,094
% Growth	906%	70%	19%	23%	8%	2%	2%	(1)%	(1)%	(1)%	(1)%
Cash Gross Profit	195	302	411	433	548	550	566	568	571	574	576
% Gross Cash Profit Margin	26%	23%	27%	23%	26%	26%	26%	27%	27%	27%	28%
EBITDA	114	232	321	301	402	398	412	416	420	424	428
% EBITDA Margin	15%	18%	21%	16%	19%	19%	19%	20%	20%	20%	20%
EBIT	54	169	257	236	336	332	345	349	352	355	359
% EBIT Margin	7%	13%	17%	12%	16%	16%	16%	16%	17%	17%	17%
Net Income	28	118	129	131	212	229	258	280	303	328	355
% Net Income Margin	4%	9%	8%	7%	10%	11%	12%	13%	14%	16%	17%

Unlevered Free Cash flow[1]

		Jun-Dec
R$ million		2005E	2006E	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E

EBIT		121	257	236	336	332	345	349	352	355	359

(-) Taxes		(18)	(68)	(62)	(97)	(92)	(93)	(90)	(87)	(84)	(80)
(+) D&A		20	64	65	66	66	66	67	68	68	68
(-) Capex		(83)	(30)	(33)	(11)	(11)	(12)	(12)	(12)	(12)	(13)
(-) Working capital variation		4	(48)	(77)	(30)	(7)	(8)	3	3	3	3

UFCF		43	175	129	264	288	300	317	323	330	338

Note:
1 Valuation contemplates a 10 year projection (from June 1, 2005 until December 31s, 2014)

17

SECTION 4

Valuation Results

18

Vega - Management’s Primary Assumptions

General Valuation Considerations

The valuation results are reflective of management’s expectation for CST and Vega (together the “Companies”) and are subject to review in the case of material hanges in the macroeconomic environment, the competitive landscape of the markets where the Companies are present and changes in the Companies’ operating performance compared to the business plan developed by the management

Valuations of CST and Vega were prepared on a stand-alone basis with detailed financial projections provided by the Companies to UBS for the period between June 1st, 2005 to December 31st, 2014

Where relevant, UBS has also used third party economic data and publicly available information on other listed companies we deem to be some extent comparable to the Companies, on the steel sector

We have performed a valuation of the Companies primarily on the basis of a discounted cash flow analysis. That analysis has been benchmarked against applicable comparable trading multiples for Brazilian and international companies and comparable precedent transaction multiples

Our analysis focused on the Companies as stand-alone entities, and consequently does not incorporate any potential value which might be achieved through synergies or any other strategic benefit of an eventual combination of the Companies

Projected Real / US Dollar foreign exchange rate (FX) and local inflation for the period 2005 - 2009 based on market consensus published by the Central Bank of Brazil, as of July 15th, 2005. From 2010 onwards, the Brazilian inflation rate has been kept constant and FX projections were based on the purchasing power parity methodology

The unlevered free cash flow projections and the terminal unlevered free cash flow are calculated in nominal terms in Reais, and converted to US Dollars at the projected FX rate and discounted at a nominal US Dollar weighted average cost of capital (WACC) rate valuation date as of May 31st, 2005

mid-year discounting methodology

terminal value calculation: based on perpetuity growth rates in nominal US Dollars between 0.5% and 1.5%

The equity value is calculated by subtracting from the enterprise value the net debt position in Reais as of May 31st, 2005, converted into US Dollar using May, 2005 end of period exchange rate of R$2.4038

19

CST - DCF Valuation Summary

Based on management projections, we estimate CST’s Equity Value to be in the range of R$5.1 billion to R$6.1 billion

Summary Valuation (R$ million)[1]

WACC		12.2%			12.7%			13.2%
Perpetuity Growth Rate	0.5%	1.0%	1.5%	0.5%	1.0%	1.5%	0.5%	1.0%	1.5%

Present Value of FCF (Jun-Dec./05-Dec/14)	$3,525.7	$3,525.7	$3,525.7	$3,403.0	$3,403.0	$3,403.0	$3,284.6	$3,284.6	$3,284.6
Present Value of Terminal Value (2014)	2,998.5	3,147.5	3,310.5	2,753.9	2,885.6	3,028.9	2,534.0	2,650.8	2,777.4
Enterprise Value	6,524.1	6,673.2	6,836.1	6,156.9	6,288.6	6,432.0	5,818.6	5,935.3	6,062.0
(-) Net Debt[2]	739.3	739.3	739.3	739.3	739.3	739.3	739.3	739.3	739.3
Equity Value	5,784.8	5,933.9	6,096.8	5,417.6	5,549.3	5,692.6	5,079.3	5,196.0	5,322.6
Equity Value/Share (R$/'000 shares)	113.48	116.40	119.60	106.28	108.86	111.67	99.64	101.93	104.41
Equity Value/Share Including Vega (R$/'000 shares) [3]	117.26	120.18	123.38	110.05	112.64	115.45	103.42	105.71	108.19
EV/EBITDA LTM	2.3x	2.3x	2.4x	2.1x	2.2x	2.2x	2.0x	2.1x	2.1x
EV/EBITDA 2005E	2.6x	2.6x	2.7x	2.4x	2.5x	2.5x	2.3x	2.3x	2.4x
EV/EBITDA 2006E	3.2x	3.3x	3.3x	3.0x	3.1x	3.1x	2.8x	2.9x	3.0x

Implied Exit Multiple	3.2x	3.3x	3.5x	3.0x	3.2x	3.3x	2.9x	3.1x	3.2x

Note:
1 R$/US$ FX of R$ 2.4038, as of May 31th, 2005
2 As of May 31th, 2005
3 Assuming Vega contributes R$3.78/’000 equivalent CST shares

20

CST - DCF Analysis

Enterprise Value (R$ million)[1]							Equity Value per Share (R$/ ’000 shares)[1,2,3]

				WACC

											WACC

		12.2%	12.5%	12.7%	13.0%	13.2%

								0.50%	117.07	113.27	109.61	106.11	102.74
	0.50%	6,524.1	6,336.7	6,156.9	5,984.4	5,818.6
								0.75%	118.55	114.65	110.92	107.33	103.90
	0.75%	6,597.0	6,405.2	6,221.4	6,045.1	5,875.8
Perpetuity							Perpetuity	1.00%	120.09	116.10	112.27	108.61	105.10
	1.00%	6,673.2	6,476.7	6,288.6	6,108.3	5,935.3
								1.25%	121.69	117.60	113.69	109.94	106.35
growth	1.25%	6,752.8	6,551.4	6,358.7	6,174.2	5,997.3	growth

								1.50%	123.38	119.18	115.17	111.33	107.66
	1.50%	6,836.1	6,629.5	6,432.0	6,243.0	6,062.0

Terminal Value / EV (%)							Implied Exit Multiple - EV/EBITDA (x)

				WACC							WACC

		12.2%	12.5%	12.7%	13.0%	13.2%			12.2%	12.5%	12.7%	13.0%	13.2%

	0.50%	46.0%	45.3%	44.7%	44.1%	43.6%		0.50%	3.2x	3.1x	3.0x	3.0x	2.9x
	0.75%	46.6%	45.9%	45.3%	44.7%	44.1%		0.75%	3.3x	3.2x	3.1x	3.1x	3.0x
Perpetuity	1.00%	47.2%	46.5%	45.9%	45.3%	44.7%	Perpetuity	1.00%	3.3x	3.3x	3.2x	3.1x	3.1x

growth	1.25%	47.8%	47.1%	46.5%	45.9%	45.2%	growth	1.25%	3.4x	3.3x	3.3x	3.2x	3.1x
	1.50%	48.4%	47.8%	47.1%	46.4%	45.8%		1.50%	3.5x	3.4x	3.3x	3.3x	3.2x

Note:
1 R$/US$ FX of R$ 2.4038, as of May 31th, 2005
2 Including 25% stake in Vega
3 CST has 50,976,440,030 shares outstanding

21

Vega - DCF Valuation Summary

Based on management projections, we estimate Vega’s Equity Value to be in the range of R$632 million to R$770 million

Summary Valuation (R$ million) 1

WACC		12.4%			12.9%			13.4%
Perpetuity Growth Rate	0.5%	1.0%	1.5%	0.5%	1.0%	1.5%	0.5%	1.0%	1.5%

Present Value of FCF (Jun-Dec./05-Dec./14)	$984.0	$984.0	$984.0	$961.3	$961.3	$961.3	$939.4	$939.4	$939.4
Present Value of Terminal Value (2014)	364.4	382.3	401.9	334.8	350.7	367.9	308.3	322.3	337.6
Enterprise Value	1,348.4	1,366.3	1,385.9	1,296.2	1,312.0	1,329.2	1,247.6	1,261.7	1,276.9
(-) Net Debt[2]	615.6	615.6	615.6	615.6	615.6	615.6	615.6	615.6	615.6
Equity Value	732.8	750.7	770.3	680.6	696.4	713.6	632.0	646.1	661.3
25% Equity Value	183.2	187.7	192.6	170.1	174.1	178.4	158.0	161.5	165.3
Contribution to CST Equity Value/Share (R$/'000 shares)	3.59	3.68	3.78	3.34	3.42	3.50	3.10	3.17	3.24
EV/EBITDA 2005E	5.8x	5.9x	6.0x	5.6x	5.7x	5.7x	5.4x	5.4x	5.5x
EV/EBITDA 2006E	4.2x	4.3x	4.3x	4.0x	4.1x	4.1x	3.9x	3.9x	4.0x

Implied Exit Multiple	2.7x	2.8x	2.9x	2.5x	2.7x	2.8x	2.4x	2.6x	2.7x

Note:
1	R$/US$ FX of R$ 2.4038, as of May 31th, 2005
2	As of May 31th, 2005

22

Vega - DCF Analysis

Enterprise Value (R$ million)[1]								Equity Value (R$ million)[1]

				WACC							WACC

		12.4%	12.6%	12.9%	13.1%	13.4%			12.4%	12.6%	12.9%	13.1%	13.4%

	0.50%	1,348.4	1,321.8	1,296.2	1,271.5	1,247.6		0.50%	732.8	706.2	680.6	655.9	632.0
Perpetuity	0.75%	1,357.2	1,330.0	1,303.9	1,278.8	1,254.5	Perpetuity	0.75%	741.6	714.4	688.3	663.2	638.9
	1.00%	1,366.3	1,338.6	1,312.0	1,286.4	1,261.7		1.00%	750.7	723.0	696.4	670.8	646.1

	1.25%	1,375.9	1,347.6	1,320.4	1,294.3	1,269.2	growth	1.25%	760.3	732.0	704.8	678.7	653.6
	1.50%	1,385.9	1,357.0	1,329.2	1,302.6	1,276.9		1.50%	770.3	741.4	713.6	687.0	661.3

Terminal Value / EV (%)								Implied Exit Multiple - EV/EBITDA (x)

				WACC							WACC

		12.4%	12.6%	12.9%	13.1%	13.4%			12.4%	12.6%	12.9%	13.1%	13.4%

	0.50%	27.0%	26.4%	25.8%	25.3%	24.7%		0.50%	2.7x	2.6x	2.5x	2.5x	2.4x
	0.75%	27.5%	26.9%	26.3%	25.7%	25.1%	Perpetuity	0.75%	2.7x	2.7x	2.6x	2.6x	2.5x
Perpetuity	1.00%	28.0%	27.3%	26.7%	26.1%	25.5%		1.00%	2.8x	2.7x	2.7x	2.6x	2.6x

growth	1.25%	28.5%	27.8%	27.2%	26.6%	26.0%	growth	1.25%	2.9x	2.8x	2.7x	2.7x	2.6x
	1.50%	29.0%	28.3%	27.7%	27.0%	26.4%		1.50%	2.9x	2.9x	2.8x	2.7x	2.7x

Note:
1	R$/US$ FX of R$ 2.4038, as of May 31th, 2005

23

Vega Contribution to CST

Based on CST’s 25% ownership, Vega contributes R$3.78 / ‘000 shares to CST’s equity value per share at the top of the valuation range

Equity value of CST’s 25% ownership in R$ million[1]

				WACC

		12.4%	12.6%	12.9%	13.1%	13.4%

	0.50%	183.2	176.5	170.1	164.0	158.0
growth	0.75%	185.4	178.6	172.1	165.8	159.7
	1.00%	187.7	180.8	174.1	167.7	161.5

Perpetuity	1.25%	190.1	183.0	176.2	169.7	163.4
	1.50%	192.6	185.3	178.4	171.7	165.3

Note:

1 R$/US$ FX of R$ 2.4038, as of May 31th, 2005

Equity value of CST’s 25% ownership perequivalent CST share in R$ / ‘000 shares [1,2]

				WACC

		12.4%	12.6%	12.9%	13.1%	13.4%

	0.50%	3.59	3.46	3.34	3.22	3.10
growth	0.75%	3.64	3.50	3.38	3.25	3.13
	1.00%	3.68	3.55	3.42	3.29	3.17

Perpetuity	1.25%	3.73	3.59	3.46	3.33	3.21
	1.50%	3.78	3.64	3.50	3.37	3.24

Note:

1 R$/US$ FX of R$ 2.4038, as of May 31th, 2005

2 CST has 50,976,440,030 shares outstanding

24

APPENDIX A

Trading Multiples and Precedent
Transactions Analysis

Selected Companies in the Steel Sector

Selected flat steel producers

		Market Cap[1]	Enterpise Value	Total Debt /	Levered[2]	Tax	Unlevered	EV / EBITDA[3]		P/E3

Company	Country
		Local	Local	Equity	Beta	Rate	Beta	2005E	2006E	2005E	2006E

China Steel	China	329,350	354,483	7.5%	0.60	33.0%	0.57	5.0x	5.7x	6.3x	7.8x
CSN	Brazil	12,452	16,053	78.1%	1.17	34.0%	0.77	3.0x	3.2x	4.6x	5.0x
CST	Brazil	6,301	7,229	23.0%	0.97	34.0%	0.84	2.5x	2.8x	4.3x	4.9x
Eregli Demir	Turkey	3,147	3,053	17.9%	0.92	33.0%	0.82	3.6x	4.1x	7.7x	5.5x
Hylsamex	Mexico	23,633	33,079	31.7%	0.70	28.0%	0.57	4.6x	6.5x	7.0x	9.7x
Novolipetsk	Russia	6,712	5,345	0.0%	0.98	24.0%	0.98	2.7x	4.0x	4.6x	6.9x
POSCO	Korea	17,916,895	16,721,895	13.2%	0.80	29.7%	0.73	2.2x	2.5x	3.9x	4.5x
Severstal	Russia	4,580	4,385	0.0%	0.83	24.0%	0.83	2.6x	3.8x	5.0x	9.2x
Usiminas	Brazil	9,067	12,273	54.2%	1.02	34.0%	0.75	2.1x	2.5x	2.5x	2.8x
High							0.98	5.0x	6.5x	7.7x	9.7x
Low							0.57	2.1x	2.5x	2.5x	2.8x
Average							0.76	3.1x	3.9x	5.1x	6.2x
High (excluding Hylsamex)							0.98	5.0x	5.7x	7.7x	9.2x
Low (excluding Hylsamex)							0.57	2.1x	2.5x	2.5x	2.8x
Average (excluding Hylsamex)							0.79	3.0x	3.6x	4.9x	5.8x

Note:
1	Source: Bloomberg as of July 22, 2005
2	Source: Barra
3	Source: IBES projections
4	Brazilian companies are highlighted

26

Selected Precedent Transactions in the Steel Sector

			Enterprise Value	Enterprise Value / LTM

Date Announced	Target	Acquiror	(US$mm)	Sales	EBITDA

25-Jun-05	CST (JFE stake)	Arcelor	2,466	1.3x	2.9x
25-Jun-05	CST (CSI stake)	Arcelor	2,287	1.2x	2.7x
18-May-05	Hylsamex[1]	Grupo Techint[1]	3,240	1.3x	4.0x
18-Mar-05	Cosipa	Usiminas	2,976	1.7x	3.9x
10-Dec-04	CST (Funssest stake)	Arcelor	2,439	1.9x	3.8x
25-Oct-04	International Steel Group	Mittal	4,603	0.6x	6.2x
28-Jun-04	CST (CVRD stake)	Arcelor	2,175	1.6x	4.6x
05-Nov-03	Açominas	Banco Econômico	1,630	1.9x	5.2x
10-Feb-03	Açominas	Belgo Mineira	1,641	1.9x	5.2x
18-Oct-02	Açominas (Natsteel stake)	Gerdau	1,590	1.8x	5.1x
24-Aug-02	Iscor	LNM Holdings	1,466	1.1x	7.8x
17-Jul-02	CSN[2]	Corus Group PLC[2]	4,246	2.5x	6.2x
12-Jul-02	Açominas	Gerdau	1,704	2.0x	5.4x
13-Apr-01	NKK Corp	Kawasaki	12,943	0.9x	8.2x
19-Feb-01	Arbed	Usinor	7,469	0.6x	4.6x
19-Feb-01	Aceralia	Usinor	2,394	0.6x	4.6x
04-Aug-99	Ameristeel	Gerdau	541	0.8x	5.5x
07-Jun-99	Hoogovens	British Steel	3,823	0.7x	5.4x
21-May-99	Armco	AK Steel	1,128	0.7x	6.6x
17-Mar-98	Inland Steel	Ispat International	1,427	0.6x	5.1x
			Mean	1.3x	5.2x
			Median	1.3x	5.2x
			High	2.5x	8.2x
			Low	0.6x	2.7x

Notes:
1 Pending
2 Withdrawn

27

APPENDIX B

WACC Calculation

CST - Discount Rate Methodology

Note:
1	Current yield to maturity of 10 year US Treasury bond, as of July 22, 2005

2	Spread of Brazil’s 2015 (10-year Treasury bond) denominated in US$ over the equivalent US Treasury bond, as of July 22, 2005

3	Based on the differences of historical arithmetic mean returns for 1926-2003 using the S&P 500 as the market benchmark. Source: Ibbotson Associates’ Stocks, Bonds, Bills and Inflation 2004 Yearbook

4	Based on the average unlevered betas (local Barra predicted) of global flat steel producers (0.76) adjusted by CST’s target capital structure, as provided by CST

5	Based on CSN ‘15 bond, as of July 22, 2005

6	Based on the weighted average effective tax rate for the 10-year projection

7	Provided by CST

29

Vega - Discount Rate Methodology

Note:
1 Current yield to maturity of 10 year US Treasury bond, as of July 22, 2005
2 Spread of Brazil’s 2015 (10-year Treasury bond) denominated in US$ over the equivalent US Treasury bond, as of July 22, 2005
3 Based on the differences of historical arithmetic mean returns for 1926-2003 using the S&P 500 as the market benchmark. Source: Ibbotson Associates’ Stocks, Bonds, Bills and Inflation 2004 Yearbook
4 Based on the average unlevered betas (local Barra predicted) of global flat steel producers (0.76) adjusted by Vega’s target capital structure, as provided by CST
5 Based on CSN ‘15 bond, as of July 22, 2005, adjusted by 100 bps to reflect a higher credit risk
6 Based on the weighted average effective tax rate for the 10-year projection
7 Provided by CST

30

WACC Calculation

		CST	Vega	Comments

	Unlevered Beta	0.76	0.76	Based on average of selected comparables (Barra Beta)
	Target Debt / Equity	33.33%	33.33%	Based on target capital structure
	Target Debt / (Debt + Equity)	25.00%	25.00%	Based on target capital structure, as provided by CST
Cost of	Re-Levered Beta	0.95	0.95	Re-levered using the target capital structure (D/E)
Equity	Risk Free Rate (%)	4.22%	4.22%	YTM of 10 year US Treasury Bond
	Country Risk Premium	3.74%	3.74%	Spot spread of Brazil 2015 (in USD) over 10-yr US Treasury bond
	Equity Risk Premium	7.20%	7.20%	Source: Ibbotson Associates
	Cost of Equity	14.82%	14.80%

	Pretax Cost of Debt (%)	8.76%	9.76%	CSN '15 + issuer’s spread
Cost of	Tax Rate	26.23%	27.46%	Effective tax rate
Debt
	After-Tax Cost of Debt	6.46%	7.08%

	Target Debt / (Debt + Equity)	25.00%	25.00%	Estimated target capital structure, as provided by management

WACC		12.73%	12.87%

31

APPENDIX C

Macro Economic Assumptions

Selected Macro Economic Assumptions

	2005E	2006E	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E

Inflation
US Inflation - CPI[1]	2.7%	2.5%	2.5%	2.5%	2.5%	2.5%	2.5%	2.5%	2.5%	2.5%
Brazil Inflation - IGP-M	4.4%	5.6%	5.1%	4.9%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%
Foreign exchange rate
R$ / US$ - Average	2.54	2.74	2.89	3.02	3.08	3.19	3.26	3.34	3.42	3.51
R$ / US$ - End of Period	2.56	2.79	2.95	3.06	3.15	3.23	3.30	3.38	3.46	3.55
Interest rates
TJLP[2]	10.8%	8.6%	7.2%	6.3%	6.3%	6.3%	6.3%	6.3%	6.3%	6.3%
Libor[1]	4.3%	4.3%	4.3%	4.3%	4.3%	4.3%	4.3%	4.3%	4.3%	4.3%
Selic Rate - EOP - Nominal	17.9%	15.7%	14.0%	13.2%	12.7%	12.7%	12.7%	12.7%	12.7%	12.7%

Source: Brazilian Central Bank (except when footnoted), as of July 15, 2005, until 2009. From 2010 onwards, the Brazilian inflation rate and interest rate have been kept constant and FX projections were based on the purchasing power parity methodology

Notes:
1	Source: UBS
2	Source: MCM Consultores

33

Exhibit 2

Protocol and Justification to the Merger of Arcelor Aços do Brasil Ltda. and
APSL ONPN Participações S.A. by Companhia Siderúrgica Belgo-Mineira between

Arcelor Aços do Brasil Ltda.

APSL ONPN Participações S.A.

and

Companhia Siderúrgica Belgo-Mineira

________________________________

Dated of July 27, 2005

________________________________

Protocol and Justification to the Merger of Arcelor Aços do Brasil Ltda. and APSL ONPN Participações S.A. by Companhia Siderúrgica Belgo-Mineira

By this “Protocol and Justification to the Merger of Arcelor Aços do Brasil Ltda. and APSL ONPN Participações S.A. by Companhia Siderúrgica Belgo-Mineira” entered into on July 27, 2005 (“Protocol and Justification ”), the parties:

a.	Arcelor Aços do Brasil Ltda. , a limited liability company, with head office at Rua Funchal, 411, 12 th Floor, in the City of São Paulo, State of São Paulo, enrolled with the Corporate Taxpayer Registry (CNPJ/MF) under No. 07.157.304/0001-06 (“AAB”), herein represented pursuant of its Articles of association, in the capacity of the first acquired company;

b.	APSL ONPN Participações S.A. , a corporation, with head office at Rua Funchal, 411, 12 th Floor, in the City of São Paulo, State of São Paulo, enrolled with the Corporate Taxpayer Registry (CNPJ/MF) under No. 05.553.197/0001-00 (“APSL”), herein represented pursuant of its bylaws, in the capacity of the second acquired company;

c .	Companhia Siderúrgica Belgo-Mineira , a corporation with head office at Avenida Carandaí, 1.115, 20 th to 26 th Floor, in the City of Belo Horizonte, State of Minas Gerais, enrolled with the Corporate Taxpayer Registry (CNPJ/MF) under No. 24.315.012/0001-73 (“BELGO”), herein represented pursuant to its bylaws, in the capacity of acquiring company;

WHEREAS BELGO is a publicly-held company, which capital stock fully subscribed and paid up is R$ 3.000.000.000,00, divided as of this date into 3.905.001.336 common shares and 3.179.127.961 preferred shares, all registered and without par value;

WHEREAS AAB is a limited liability company, which capital stock fully subscribed and paid up is R$$ 2.122.516.699,00, divided as of this date into 2.122.516.699 quotas without par value;

WHEREAS APSL is a closely-held company, which capital stock fully subscribed and paid up is R$ 386.606.414,62, divided as of this date into 4.896.865.634 common shares, all registered and without par value;

WHEREAS APSL and AAB are holding companies of the investment of ARCELOR S.A. (“ARCELOR”) in Companhia Siderúrgica de Tubarão (“CST”) and Vega Sul S.A., whose respective shares are their sole relevant assets;

WHEREAS there is an interest, with the Restructuring (hereinafter defined) in consolidating in BELGO the investments in CST and Vega do Sul S.A. ;

WHEREAS such consolidation process comprises the following corporate acts: (a) the merger of AAB into BELGO; (b) the merger of APSL into BELGO (collectively, “AAB and APSL`s Mergers”); and (c) the merger of CST shares, by BELGO, with the purpose of converting CST into a wholly-owned subsidiary of BELGO (“Merger of CST`s Shares” and collectively with the AAB and APSL`s Mergers, “Restructuring”);

WHEREAS the basis date for AAB and APSL`s Mergers is May 31, 2005, and there has been an increase of APSL´s capital in the amount of R$248,858,480.00, made on June 3, 2005, resulting in the issuance of 2,262,349,818 new common shares of APSL for purposes of acquiring 2,721,968,485 common shares issued by CST

WHEREAS each of such corporate acts is an essential and indispensable element of the Restructuring, all of which intrinsically connected;

WHEREAS by means of this Protocol and Justification, the management of BELGO and AAB intend to set forth the terms and conditions of the proposal for the merger of AAB into BELGO and the management of BELGO and APSL intend to set forth the terms and conditions of the proposal for the merger of APSL into BELGO, assuming that the approval and consummation of the merger of AAB by BELGO will occur prior to the approval and consummation of the merger of APSL by BELGO; and

WHEREAS, in addition to the Restructuring, it is intended to convert, prior to the AAB and APSL`s Mergers, all preferred shares of BELGO into common shares, in the proportion of one common share per each preferred share (“Conversion”).

NOW, THEREFORE, the managers of BELGO, AAB and APSL, for the purposes of Articles 224 and 225 of Law 6,404, of December 15, 1976 (“Brazilian Corporate Law”), decide to enter into this Protocol and Justification in accordance with the following terms and conditions.

Section One
Number, Type and Class of Shares to be assigned

1.1. Number, Type and Class of Shares to be Assigned . As a result of the AAB and APSL`s Mergers, (i) 1 common share issued by BELGO will be assigned to 0,93057 quota issued by AAB; and (ii) 1 common share issued by BELGO will be assigned to

8,52042 common shares issued by APSL.

If the Conversion is not implemented before the AAB and APSL`s Mergers, then will be assigned (i) 0,55660 common share and 0,44340 preferred share issued by BELGO to each 0,93057 issued by AAB; and (ii) 0,55660 common share and 0.44340 preferred share issued by BELGO to 8,52042 common shares issued by APSL.

1.2. Criteria Used to Determine the Exchange Ratios . The exchange ratios were determined based on the criterion of future profitability prospects of AAB, APSL and BELGO, pursuant to Section 2.2 .

Section Two
AAB, APSL and BELGO Net Worth Appraisal Criteria

2.1. Accounting Appraisal . For the increase of the capital stock of BELGO resulting from the AAB and APSL`s Mergers, the net assets of AAB and APSL were appraised based on their book value according to the balance sheet dated May 31, 2005, audited by Deloitte Touche Tohmatsu Auditores Independentes. In accordance with Article 226 of the Brazilian Corporate Law, the specialized company Afas Adviser Consultores Associados Ltda., with head office at Rua Manoel da Nóbrega, 1280, 10 th floor, in the Capital of the State of São Paulo, enrolled with the Corporate Taxpayer Registry under No. 66.050.410/0001-55, and with the Regional Accountants Board under No. 2SP016333/0-0, represented by its partner Paulo Schiesari Filho, was chosen to carry out such appraisal. The choice of Afas Consultores Associados Ltda. must be confirmed by Belgo`s shareholders The appraisal basis date was May 31, 2005, pursuant to the report of Exhibit 2.1 (“Accounting Report”). The appraisal has been adjusted to reflect APSL's capital increase made on June 3, 2005, resulting in the issuance of new common stock of APSL, for purposes of the acquisition by PASL of 2,721,968,485 common shares issued by CST. The accoutning Report

R$/quota or R$/share

AAB
2.462.278.972,38
APSL	539.917.924,01

2.2. Appraisal Based on the Future Profitability Prospects . In order to determine the exchange ratio under Section 1 , Deutsche Bank Securities, Inc., a company with head office at 60 Wall Street, New York, NY, United States of America was retained to appraise AAB, APSL and BELGO based on their future profitability prospects, pursuant to the economic and financial report included in Exhibit 2.2 . The appraisal reports prepared by Deutsche Bank Securities, Inc. is dated May 31, 2005. The appraisal of APSL took into consideration APSL´s capital increase made on June 3, 2005, for purposes of the acquisition by APSL of 2,721,968.485 common shares issued by CST. Based on this appraisal reports, the managements of BELGO, AAB and APSL determined the exchange ratio to AAB`s quotas and APSL`s shares for BELGO`s shares set forth in Section 1 .

2.3. Net Equity Appraisal at Market Prices . Pursuant to Article 264 of the Brazilian Corporate Law, Apsis Consultoria Empresarial S/C Ltda., a specialized company with head office at Rua São José 90, grupo 1.802, in the Capital of the State of Rio de Janeiro, enrolled with the Corporate Taxpayer Registry under No. 27.281.922/0001-70, represented by its partner Ana Cristina França, was chosen to prepare the appraisal report on the net equity of AAB, APSL and BELGO at market prices. AAB, APSL and BELGO appraisals have been prepared pursuant to the same criteria and on the basis date of May 31 2005. APSL`s appraisal takes into consideration APSL´s capital increase made on June 3, 2005, for purposes of the acquisition by APSL of 2,721,968.485 common shares issued by CST., pursuant to the report of Exhibit 2.3 (“Net Equity at Market Prices Report”), which resulted, for purposes of the caput of Article 264 of the Brazilian Corporate Law, in the follo wing exchange ratios between the quotas issued by AAB and shares issued by APSL per common or preferred shares issued by BELGO.

	AAB	APSL	BELGO
Number of Quotas/Shares	0,812154	6,929735	1

2.4. Treatment of Future Equity Variations . The equity variations occurring after May 31, 2005, which is the basis date for AAB and APSL`s Mergers, and up to the date the AAB and APSL`s Mergers are approved will be absorbed by BELGO.

Section Three
Shares/Quotas of a Company Held by Other and Treasury Shares

3.1. Treatment of the Shares/Quotas of a Company Held by the Other . There are no quotas of AAB or shares of APSL held by BELGO or vice-versa.

3.2. Treatment of Treasury Shares . There are no treasury shares issued by the acquired companies. The 68.300.000 preferred treasury shares issued by Belgo have not been considered in the above-referred appraisal reports.

Section Four
Increase of the Capital Stock of BELGO

4.1. Increase of the Subscribed Capital Stock of BELGO due to the Merger of AAB . The capital stock of BELGO, in the amount of R$ 3.000.000.000,00 will be increased to

R$ 5.462.278.972,38, which increase will be in the amount of R$ 2.462.278.972,38, pursuant to the Accounting Report of AAB. BELGO will issue 2.280.878.063 new common shares (or 1.269.533.722 new common shares and 1.011.344.341 new preferred shares , if the Conversion has not been implemented) all registered and without par value. These shares will be paid up with the portion corresponding to AAB net equity and assigned to AAB partners in accordance with the exchange ratio mentioned in Section 1.

4.2. Increase of the Subscribed Capital Stock of BELGO due to the Merger of APSL . Upon merger of AAB, the capital stock of BELGO, then in the amount of R$ 5.462.278.972,38, will be increased to R$ 6.002.196.896,39, which increase will be in the amount of R$ 539.917.924,01, pursuant to the Accounting Report of APSL. BELGO will issue 574.721.156 new common shares (or 319.889.038 new common shares and 254.832.118 new preferred shares , if the Conversion has not been implemented), all registered and without face value. These shares will be paid up with the portion corresponding to APSL net equity and assigned to APSL shareholders in accordance with the exchange ratio mentioned in Section 1 .

Section Five
Project for the Amendment to the Bylaws of BELGO

5.1. Amendment to the Bylaws as a Result of the Merger of AAB . As a result of the merger of AAB, the Bylaws of BELGO shall be amended in order to reflect the increase of the subscribed capital stock and respective number of shares. Therefore, upon approval of the merger of AAB, the following proposal to amend the caput of Article 5 of the Bylaws will be submitted to BELGO shareholders:

“The fully subscribed and paid-up capital stock of the Company is R$ 5.462.278.972,38, (five billion, four hundred and sixty-two million, two hundred and seventy-eight thousand, nine hundred and seventy-two reais and thirty-eight centavos), divided into the total of 9.365.007.360 (nine billion, three hundred and sixty-five million, seven thousand, three hundred and sixty) shares, all of which common shares.”

If the Conversion is not implemented before the AAB and APSL`s Mergers, the proposal to amend the caput of the Bylaws will be the following:

“The fully subscribed and paid-up capital stock of the Company is R$ 5.462.278.972,38, (five billion, four hundred and sixty-two million, two hundred and seventy-eight thousand, nine hundred and seventy-two reais and thirty-eight centavos), divided into the total of 9.365.007.360 (nine billion, three hundred and sixty-five million, seven thousand, three hundred and sixty) shares, represented by 5.174.535.058 (five billion, one hundred and seventy-four million, five hundred and thirty-five thousand and fifty-eight ) common shares and 4.190.472.302 (four billion, one hundred and ninety million, four hundred and seventy-two thousand, three hundred and two) preferred shares.”

5.2. Amendment to the Bylaws as a Result of the Merger of APSL . Therefore, upon approval of the merger of APSL (assuming the merger of AAB), the following proposal to amend Article 5 of the Bylaws will be submitted to BELGO shareholders:

“The fully subscribed and paid-up capital stock of the Company is R$6.002.196.896,39 (six billion, two million, one hundred and ninety-six thousand, eight hundred and ninety-six reais and thirty-nine centavos), divided into the total of 9.939.728.516 (nine billion, nine hundred and thirty-nine million, seven hundred and twenty-eight thousand, five hundred and sixteen) shares, all of which common shares.”

If the Conversion is not implemented before the AAB and APSL`s Mergers, the proposal to amend the caput of the Bylaws will be the following:

“The fully subscribed and paid-up capital stock of the Company is R$6.002.196.896,39 (six billion, two million, one hundred and ninety-six thousand, eight hundred and ninety-six reais and thirty-nine centavos), divided into the total of 9.939.728.516 (nine billion, nine hundred and thirty-nine million, seven hundred and twenty-eight thousand, five hundred and sixteen) shares, represented by 5.494.424.096 (five billion, four hundred and ninety-four million, four hundred and twenty-four thousand and ninety-six) common shares and 4.445.304.420 (four billion, four hundred and forty-five million, three hundred and four thousand, four hundred and twenty) preferred shares.”

Section Six
Reasons for the AAB and APSL`s Mergers

6.1. Reasons for the AAB and APSL`s Mergers . The AAB and APSL`s Mergers are preliminary steps of the Restructuring, with which the following purposes are expected to be met:

a.	transformation of BELGO in ARCELOR's preferred platform for investments in South America and possibly in Central America : by combining its ownership of BELGO's and CST's operations, ARCELOR's flat and long steel carbon investment plans for South America and possibly for Central America will be primarily concentrated in and implemented through the new BELGO;

b.	alignment of shareholders' interest : because CST will be wholly owned by the BELGO, the Merger of CST`s Shares is expected to better align the interests of BELGO, CST and ARCELOR and that all of the shareholders gathered in BELGO will benefit as a result. This alignment is also expected to eliminate potential conflicts of interests and create greater flexibility in several areas, such as capital expenditures, cash management and funding;

c.	higher market capitalization and stock liquidity : immediately after the completion of the Merger of CST`s Shares, BELGO and CST expect BELGO to have the largest market capitalization among Latin American steel producers. In addition, the stock liquidity of the BELGO is expected to be larger than each of BELGO'S and CST's individually. BELGO and CST expect the shares of the combined entity to be included in the main Brazilian and Latin American stock indexes;

d.	better use of financial, operational and commercial synergies : the Merger of CST`s Shares should allow the combined entity to reduce financing, administrative, information technology and maintenance costs, as well as best practices and procedures among the companies, and the increase of BELGO negotiating power with materials and service providers. It is also expected that the combination of the entities will result in favorable tax synergies. BELGO and CST estimate that the total benefit resulting from these anticipated synergies and cost savings will average approximately R$165 million per year;

e.	more balanced Exposure to domestic and export markets : BELGO primarily serves the long-rolled steel and wire products markets in Brazil and Argentina , while CST's production is predominantly directed at other markets. As a consequence, BELGO, after the AAB and APSL's Mergers, the Conversion and the Merger of CST's Shares, will have a more balanced exposure between domestic and export markets; and

f.	BELGO`s corporate governance practices improvement : after the completion of the Merger of CST`s Shares, BELGO intends to adopt enhanced corporate governance practices, including compliance with BOVESPA's Level I pursuant to the Corporate Governance Rules of São Paulo Stock Exchange - Bovespa, and grant its shareholders the right for joint sale for a price equal to 100% of the sale price in case of alienation of control, pursuant to Article 254-A of the Brazilian Corporate Law. In addition, BELGO will have a single class of shares and will present Brazilian, U.S. and European GAAP financial statements (International Financial Reporting Standards – IFRS).

Section Seven
Type of Shares to be Delivered to Preferred Shareholders

7.1. Shares to be Delivered to Preferred Shareholders . AAB and APSL do no have preferred shareholders.

Section Eight
Composition of Belgo Capital Stock after the AAB and APSL`s Mergers

8.1. BELGO Capital Stock after the AAB and APSL`s Mergers . The capital stock of BELGO will be R$ 6.002.196.896,39, represented by 9.939.728.516 common shares (or 5.494.424.096 common shares and 4.445.304.420 preferred shares, if the Conversion has not been implemented), registered and without par value.

Section Nine
Appraisal right and Amount of the Refund of the Shares

9.1.  Appraisal Rights of BELGO Shareholders . BELGO shareholder will not be entitled to appraisal rights on account of the AAB and APSL`s Mergers.

9.2.  Appraisal Rights of AAB Partners and APSL Shareholders . AAB partners and APSL shareholders have already agreed with AAB and APSL`s Mergers and, therefore, they are not entitled to the appraisal rights.

Section Ten
Miscellaneous

10.1.  Succession . Subject to this instrument, upon the AAB and APSL`s Mergers, BELGO will be successor of AAB and APSL in of all their rights and obligations.

10.2. Documents Available to the Partners . All documents mentioned in this Protocol and Justification will be available to the partners of AAB, APSL and BELGO, as of the date hereof, and may be examined at the following addresses: AAB partners and APSL Avenida Carandaí, No. 1.115, 24 rd Floor, City of Belo Horizoshareholders, Rua Funchal, 411, 12 th Floor, in the City of São Paulo, State of São Paulo, and BELGO shareholders, nte, State of Minas Gerais.

10.3. Connected Transactions . Taking into account the purposes of the Restructuring, all resolutions to be made in the context of the AAB and APSL`s Mergers and the Merger of CST`s Shares are connected and are essential parts of the Restructuring. Therefore, in case the Merger of CST`s Shares is not approved or is reconsidered pursuant to Article 137, §3 rd of the Brazilian Corporate Law, all resolutions approved with respect to the Restructuring will be considered, for any purpose, ineffective.

10.4. Profit Sharing of Year 2005 . The shares to be issued by BELGO as result of the AAB and APSL`s Mergers will have full right to all dividends and interest on net equity to be declared by BELGO as of the date such shares are issued.

10.5. Amendments . This Protocol and Justification may not be amended unless in writing and signed and approved by the quotaholders or shareholders meetings of BELGO, AAB and APSL.

10.6. Survival of Valid Sections . In case any clause, provision, term or condition of this Protocol and Justification is considered invalid, the other clauses, provisions, terms and conditions not affected by such invalidity will not be affected.

10.7. Jurisdiction . The parties hereby elect the jurisdiction of the Capital of the State of Minas Gerais to settle any dispute eventually arisen out of this Protocol and Justification, and hereby waive any other court, the most privileged it may be.

IN WITNESS WHEREOF, the parties sign this Protocol and Justification in three (03) counterparts of identical tenor and form, in the presence of the two (2) undersigned witnesses.

Belo Horizonte , July 27, 2005

(Signature Page of the Protocol and Justification to the Merger of Arcelor Aços do Brasil Ltda. and APSL
ONPN Participações S.A. by Companhia Siderúrgica Belgo-Mineira dated of [ · ] [ · ] 2005)

Arcelor Aços do Brasil Ltda.

________________________________

Name:
Title:

APSL ONPN Participações S.A.

________________________________

Name:
Title:

Companhia Siderúrgica Belgo-Mineira

________________________________

Name:
Title:

________________________________

Name:
Title:

Witnesses:

________________________________	________________________________

Name:	Name:
Title:	Title:

Exhibit 2.1
AAB and APSL Accounting Report.

ARCELOR AÇOS DO BRASIL LTDA
CNPJ 07.157.304/0001-06

APPRAISAL REPORT OF SHAREHOLDER’S EQUITY AND BOOK VALUE OF SHARES

AFAS ADVISER CONSULTORES ASSOCIADOS LTDA ., enrolled with the Corporate Taxpayer Registry of the Ministry of Finance - CNPJ 66.050.410/0001 - 55, with head office at Rua Manoel da Nóbrega, 1280, 10º andar, herein represented by its partner Mr. PAULO SCHIESARI FILHO, with office at Rua Manoel da Nóbrega, 1280, 10 andar, São Paulo - Capital, enrolled with Regional Accountants’ Board of the State of São Paulo under No. CRC/SP 140.342/O-8 and with the Individual Taxpayer Registry of the Ministry of Finance - CPF/MF No 873.631.948/15, pursuant to article eight of law 6,404/76 (Corporation Law), a specialized firm appointed ad referendum to carry out the appraisal of the Shareholders’ Equity and Book Value of the Shares of ARCELOR AÇOS DO BRASIL LTDA., with head office at Rua Funchal, 411, 12º Andar, State of São Paulo, enrolled with the Corporate Taxpayer Registry of the Ministry of Finance - CNPJ 07.157.304/0001-06, which eq uity will be merged by COMPANHIA SIDERÚRGICA BELGO MINEIRA - CNPJ 24.315.012/0001-73.

OBJECT OF THE APPRAISAL

The abovementioned appraisal was prepared to comply with the requirements of Law 6,404/76, and to be a part of the merger by COMPANHIA SIDERÚRGICA BELGO MINEIRA of the shareholders’ equity of ARCELOR AÇOS DO BRASIL LTDA.

APPRAISAL CRITERIA

Our analysis was conducted using the appraisal criteria set forth in articles 183 and 184 of Law 6,404/76 to appraise the book value of the shares of the Capital Stock, Assets and Liabilities of the Interim Balance Sheet of ARCELOR AÇOS DO BRASIL LTDA. as of May 31, 2005.

1

APPRAISED ASSET

Based upon the analysis of the interim balance sheet of ARCELOR AÇOS DO BRASIL LTDA. as of May 31, 2005, a copy of which is a part hereto as Exhibit A, we concluded that the Shareholders’ Equity on May 31, 2005, is positive in the amount of R$2,462,278,972.38 (two billion, four hundred and sixty-two million, two hundred and seventy-eighty thousand and nine hundred and seventy-two reais and thirty-eight cents) and that the book value per share as of said date is positive in the amount of R$1,16007519448, as follows:

SHAREHOLDERS’ EQUITY	R$

Paid-in Capital Stock	2,122,516,699.00

Retained earnings	339,762,273.38

Total Shareholders’ Equity	2,462,278,972.38

BOOK VALUE OF SHARES

Amount of paid-up Shares of the Capital Stock	2,122,516,699

Net Equity per Share of the Capital Stock	R$ 1.16007519448

São Paulo , July 19, 2005

AFAS ADVISER CONSULTORES ASSOCIADOS S/C LTDA
Paulo Schiesari Filho
CPF/MF 873.631.948-15
CRC/SP 140.342/O - 8

2

Exhibit A

ARCELOR AÇOS DO BRASIL LTDA.
Interim Balance Sheet
As of May 31, 2005
(In Reais)

Assets

Current Assets:
Cash	100,00

Permanent:
Investments
Equity Investments	2.534.719.144,48
Goodwill	68.788.238,00
Goodwill Amortization	(3.439.411,90)
( - ) Badwill	(295.046.484,88)
Badwill Amortization	236.496.949,73

2.541.518.435,43

Total Assets	2.541.518.535,43

Liabilities

Long Term Liabilities:
Deferred IncomeTax	79.239.562,98

Advance to Future Capital Increase:	0,07

Shareholders’Equity

Capital	2.122.516.699,00
Accumulated Profit	339.762.273,38

2.462.278.972,38

Total Liabilities and Shareholders’ Equity	2.541.518.535,43

3

APSL ONPN PARTICIPAÇÕES S.A.
CNPJ 05.553.197/0001-00

APPRAISAL REPORT OF SHAREHOLDER'S EQUITY
AND BOOK VALUE OF SHARES

AFAS ADVISER CONSULTORES ASSOCIADOS LTDA ., enrolled with the Corporate Taxpayer Registry of the Ministry of Finance - CNPJ 66.050.410/0001 - 55, with head office at Rua Manoel da Nóbrega, 1280, 10º andar, herein represented by its partner Mr. PAULO SCHIESARI FILHO, Brazilian citizen, accountant, married, with office at Rua Manoel da Nóbrega, 1280, 10 andar, São Paulo - Capital, enrolled with Regional Accountants' Board of the State of São Paulo under No. CRC/SP 140.342/O-8 and with the Individual Taxpayer Registry of the Ministry of Finance - CPF/MF No 873.631.948/15, pursuant to article eight of law 6,404/76 (Corporation Law), a specialized firm appointed ad referendum to carry out the appraisal of the Shareholders' Equity and Book Value of the Shares of APSL ONPN PARTICIPAÇÕES S.A. , with head office at Rua Funchal, 411, 12º Andar, State of São Paulo, enrolled with the Corporate Taxpayer Registry of the Ministry of Finance - CNPJ 05.553.197/0001-00, which equity will be merged by COMPANHIA SIDERÚRGICA BELGO MINEIRA - CNPJ 24.315.012/0001-73.

OBJECT OF THE APPRAISAL

The abovementioned appraisal was prepared to comply with the requirements of Law 6,404/76, and to be a part of the merger of the shareholders' equity of APSL ONPN PARTICIPAÇÕES S.A. by COMPANHIA SIDERÚRGICA BELGO MINEIRA .

APPRAISAL CRITERIA

Our analysis was conducted using the appraisal criteria set forth in articles 183 and 184 of Law 6,404/76 to appraise the book value of the shares of the Capital Stock, Assets and Liabilities of the Interim Balance Sheet of APSL ONPN PARTICIPAÇÕES S.A. as of May 31, 2005.

1

APPRAISED ASSET

After the analysis based on the interim balance sheet of APSL ONPN PARTICIPAÇÕES S.A. as of May 31, 2005, a copy of which is a part hereto as Exhibit A, we concluded that the Net Equity on May 31, 2005 is positive in the amount of R$291,059,444.01 (two hundred and ninety-one million, fifty-nine thousand and four hundred and forty-four reais and one cent) and that the book value per share as of such date is positive in the amount of R$0.11047929271, as follows:

SHAREHOLDERS’ EQUITY	R$

Paid-in Capital Stock	119,747,934.63

Surplus reserve	105,203,252.53

Retained earnings	66,108,256.85

Total Shareholders' Equity	291,059,444.01

BOOK VALUE OF SHARES

Amount of paid-in Shares of the Capital Stock	2,634,515,816

Net Equity per Share of the Capital Stock	R$ 0.11047929271

SUBSEQUENT EVENTS

As part of Arcelor group´s corporate restructuring, on July 3 rd , 2005, Arcelor Spain Holding SL increased APSL´s capital in the amount of R$248,858,480.00 (two hundred and forty eight million, eight hundred and fifty eight thousand and four hundred and eighty reais ), through the subscription of 2,262,349,349,818 (two billion, two hundred and sixty two million, three hundred and forty nine thousand, eight hundred and eighteen) registered common shares. Thus, the new shareholders' equity and the book value of the shares after such subsequent event will be represented as follows:

2

SHAREHOLDERS’ EQUITY	R$

Paid-in Capital Stock	368,606,414.63

Surplus reserve	105,203,252.53

Retained earnings	66,108,256.85

Total Shareholders' Equity	539,917,924.01

BOOK VALUE OF SHARES

Amount of paid-in Shares of the Capital Stock	4,896,865,634

Net Equity per Share of the Capital Stock	R$ 0.11025785969

São Paulo , July 19, 2005

AFAS ADVISER CONSULTORES ASSOCIADOS S/C LTDA
Paulo Schiesari Filho
CPF/MF 873.631.948-15
CRC/SP 140.342/O – 8

3

Exhibit A

APSL ONPN PARTICIPAÇÕES S.A.
Interim Balance Sheet
As of May 31, 2005
(In Reais)

Assets

Current Assets:
Banks	1.529,85
Recoverable Taxes	224.829,32

226.359,17

Non Current Assets
Deposits for Legal Proceedings	916.809,60

Permanent:
Investments
Equity Investments	313.060.857,47
( - ) Badwill	(46.129.271,42)
Badwill Amortization	36.214.392,13

303.145.978,18

Total Assets	304.289.146,95

Liabilities

Long Term Liabilities:
Provision for Contingencies (PIS/COFINS)	916.809,60
Deferred Income Tax	12.312.893,34

13.229.702,94

Shareholders'Equity

Capital	119.747.934,63
Revenue Reserves	105.203.252,53
Accumulated Profits	66.108.256,85

291.059.444,01

Total Liabilities and Shareholders'Equity	304.289.146,95

4

Exhibit 2.2
AAB, APSL and BELGO Net Equity at Market Prices Report, prepared by
Deutsche Bank Securities, Inc.

Companhia Siderúrgica Belgo Mineira

Valuation report

July 27, 2005

Important disclosure

This Valuation Report is being provided by Deutsche Bank Securities Inc. ("Deutsche Bank") to the Board of Directors of Companhia Siderúrgica Belgo Mineira (“Belgo”) in connection with the proposed merger into Belgo of the holding companies APSL ONPN Participações S.A. (“APSL”) and Arcelor Aços do Brasil Ltda. (“AAB”) (the “Holdings Merger”) and the merger of the shares of Companhia Siderúrgica de Tubarão (“CST”) by and into Belgo (the “Merger of Shares”). Each of Belgo, CST, APSL and AAB is a company organized and existing under the laws of the Federative Republic of Brazil.

The scope of Deutsche Bank’s valuation analysis was limited to the economic value of Belgo, CST, Vega do Sul S.A. (“Vega”), APSL and AAB and their respective subsidiaries, and did not distinguish between different classes of shares of Belgo and CST. This Valuation Report does not address (i) the incremental value to the companies which may arise from the consummation of the Merger of Shares or the Holdings Merger, if any, or of any other transaction and (ii) any adjustments to compensate for or which may reflect the specific rights associated with any specific class of shares of either CST, Vega or Belgo. This Valuation Report does not contain any views regarding the distribution of the economic value among the several classes of CST or Belgo shares, and Deutsche Bank does not express any opinion in that regard.

In connection with Deutsche Bank's role as financial advisor to Belgo and in arriving at its conclusion set forth in this Valuation Report, Deutsche Bank reviewed certain publicly available financial and other information concerning CST, Belgo, Vega, APSL, AAB and their respective subsidiaries, certain internal analyses and other information furnished to it by CST, Vega, Belgo, APSL and AAB, and the audited financial statements of Belgo, Vega, CST, APSL, AAB and their respective subsidiaries at and for the five months ended May 31, 2005. Deutsche Bank also held discussions with members of the senior managements of CST, Belgo, Vega and their respective subsidiaries regarding the businesses and prospects of their respective companies but did not give pro forma consideration to the Merger of Shares, the Holdings Merger or any other transaction. All such information was based on management’s analysis, as of the date such information was compiled, of the prevailing market conditions in the industry in which Belgo, CST and Vega operate and on the reasonable expectations and projections of management of each company for the business and prospects of the companies as of such dates. In addition to the foregoing, Deutsche Bank reviewed such financial and other information, financial studies and analyses, and took into account such other matters as it deemed necessary, including its assessment of general economic and market conditions both in Brazil and other markets.

Important disclosure (continued)

Deutsche Bank’s Valuation Report is necessarily based on information available to it and financial, stock market and other conditions and circumstances existing and disclosed to Deutsche Bank as of the date of this Valuation Report. Deutsche Bank has no obligation to update or otherwise revise this Valuation Report, including if future events or conditions affect the valuation analysis or conclusions. In addition, given the availability of ten-year management business plans for Belgo, CST, Vega and their respective subsidiaries, which were approved by the management of each of Belgo, CST and Vega, respectively (and the opportunity to review those plans with representatives of Belgo, CST and Vega), and given the limitations of the public market comparables and precedent transaction methodologies, Deutsche Bank selected a discounted cash flow analysis as the best methodology for the assessment of Belgo’s, CST’s, Vega’s, APSL’s and AAB’s economic values and that of their respective significant subsidiaries.

Because such analyses and values are based upon forecasts of future results, they are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. In addition because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of Deutsche Bank, neither Deutsche Bank nor its affiliates assume responsibility if future results are materially different from those forecasted.

In preparing this Valuation Report, Deutsche Bank has not assumed responsibility for independent verification of, and has not independently verified, any information, whether publicly available or furnished to it, concerning, CST, Belgo, Vega, APSL, AAB or their respective subsidiaries, including, without limitation, any financial information, forecasts or projections, considered by Deutsche Bank in connection with the rendering of its services, nor did Deutsche Bank evaluate the solvency or fair value of Belgo, CST, Vega, APSL, AAB and their respective subsidiaries under any laws relating to bankruptcy, insolvency or similar matters. Accordingly, for purposes of its opinion, Deutsche Bank has assumed and relied upon the accuracy and completeness of all such information and Deutsche Bank has not conducted a physical inspection of any of the properties or assets, and has not prepared or obtained any independent evaluation or appraisal of any of the assets or liabilities, of CST, Belgo, Vega, APSL, AAB or their respective subsidiaries. With respect to business plans, including financial forecasts and other information and data provided to or discussed or reviewed with Deutsche Bank, Deutsche Bank was advised and assumed that such information and data were reasonably prepared and reflected the best currently available estimates and judgments of Belgo’s, CST’s and Vega’s, APSL’s and AAB’s management as to the expected future financial performance of Belgo, CST, Vega, APSL, AAB and their respective subsidiaries, as the case may be, as to the matters covered thereby. In addition, Deutsche Bank obtained statements executed by officers of Belgo, CST, Vega dated as of July 27, 2005, whereby they reasserted the accuracy, legitimacy, and completeness of all such information, documents and reports which were supplied to Deutsche Bank on the dates when those were supplied to it, and

Important disclosure (continued)

whereby they confirmed that there had not been, since those dates, any material changes to the companies’ business, financial condition, assets, liabilities, business prospects or commercial transactions and any other significant fact which would have rendered any such information incorrect or misleading in any material aspect and which could have a material effect on the results of this Valuation Report. Notwithstanding the foregoing, neither Belgo, CST, Vega, APSL and AAB, nor their respective managers or controlling shareholders have directed, limited, made difficult or carried out any act, which has or may have impaired Deutsch Bank's access, use, or knowledge of the information, assets, documents or work methodologies that were relevant for the evaluation herein.

In rendering its opinion, Deutsche Bank expresses no views as to the reasonableness of such forecasts and projections or the assumptions on which they are based. Deutsche Bank's opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to it as of, the date hereof.

Deutsche Bank has assumed that the conversion of Belgo preferred shares for Belgo common shares will be made on one-for-one basis. In addition, for purposes of this Valuation Report, Deutsche Bank assumed that the Merger of Shares and the Holdings Merger will be tax-free to each of Belgo, CST, Vega, APSL and AAB, and their respective shareholders and Deutsche Bank did not take into account tax-related effects that CST’s, Vega’s, APSL’s or AAB’s shareholders may experience in connection with the Merger of Shares or the Holdings Merger, as the case may be, or any fees and expenses that may be incurred in connection with the settlement of that transaction, including without limitation, those related to depositary services that may be incurred by holders of CST’s ADSs. In addition, with your consent, we have excluded the tax-related effects associated with the future utilization by Belgo of the unamortized goodwill that may result from the Merger of Shares and the Holdings Merger. Deutsche Bank does not express any opinion as to what the value of the shares of Belgo actually will be when issued pursuant to the Merger of Shares or the Holdings Merger, or the price at which the shares of Belgo will trade subsequent to the Merger of Shares or the Holdings Merger.

Deutsche Bank was not requested to, and did not participate in, the negotiation of the Merger of Shares or the Holdings Merger, nor was Deutsche Bank requested to, and this Valuation Report does not, address the relative merits of the Merger of Shares, Holdings Merger or the effect of any other transaction in which Belgo, CST, Vega, APSL or AAB might engage. Deutsche Bank was not requested to, and did not, solicit third-party indications of interest in the possible acquisition of all or part of Belgo, CST, Vega, APSL or AAB. Deutsche Bank, however, as financial advisor to Belgo, has participated in the structuring of the Merger of

Important disclosure (continued)

Shares and the Holdings Merger and has acted as financial advisor for Arcelor in the acquisition of the controlling stake in CST and has advised Arcelor in connection with other restructuring and capital markets transactions that were consummated prior to the Merger of shares and the Holdings Merger.

Deutsche Bank will be paid a fee for its services as financial advisor to Belgo in connection with the Merger of Shares and the Holdings Merger, a portion of which is contingent upon consummation of the Merger of Shares and the Holdings Merger. Belgo has also agreed to reimburse Deutsche Bank for its reasonable travel and other out-of -pocket expenses incurred in connection with its engagement, including the reasonable fees and expenses of its counsel, and to indemnify Deutsche Bank and its affiliates against specific liabilities and expenses arising out of its engagement. We are an affiliate of Deutsche Bank AG (together with its affiliates, the “DB Group”). One or more members of the DB Group have, from time to time, provided investment banking and other financial services to Belgo, CST, Arcelor and/or their affiliates for which they have received compensation. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of Belgo, CST, Vega, Arcelor or their affiliates or subsidiaries for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations. The research department and other divisions within Deutsche Bank or its affiliates may from time to time perform and/or publish analyses regarding Belgo, CST, Vega, Arcelor or their respective subsidiaries, and they may base their analysis and publications on different market and operating assumptions and on different valuation methodologies when compared with Deutsche Bank’s Valuation Report and, accordingly, may arrive at conclusions which differ materially from those contained in Deutsche Bank’s Valuation Report. In addition, Deutsche Bank may perform certain administrative functions in connection with the Merger of Shares and the Holdings Merger.

This Valuation Report is provided exclusively for the use of the Board of Directors of Belgo, and Deutsche Bank understands that the shareholders of Belgo will have access to this Valuation Report. This Valuation Report is not intended to be and does not constitute a recommendation to any shareholder as to how such shareholder should vote on any matters relating to the Merger of Shares or the Holdings Merger.

This document has been originally produced in English and is being provided in both English and Portuguese. The Portuguese version is solely a translation into Portuguese of the original document in English and is being provided solely for the convenience of the reader. The English version should therefore prevail for all purposes, and in no event, Deutsche Bank or any of its affiliates should be liable for different interpretations between the original English document and its Portuguese translation.

Contents

Section

1	Executive summary		1
2	Main valuation assumptions		7
	A	CST	16
	B	Vega do Sul	23
	C	Belgo	29
	D	Acindar	37
	E	APSL and AAB	45

Executive Sumary	Section 1

Section 1

Executive summary

1

Executive Sumary	Section 1

Introduction

•
Deutsche Bank is pleased to present to the Board of Directors of Companhia Siderúrgica Belgo Mineira (“Belgo”) its conclusions relative to the economic valuation of Belgo and the companies to be merged with and into it

•	At your request we have determined the range of economic values, according to generally accepted investment banking practices, of the following companies

– Belgo, including its fully owned long steel operations as well as its beneficial ownership of:

– Belgo Bekaert Arames Ltda. S.A. (“BBA”), Belgo Bekaert Nordeste S.A.(“BBN”) and BMB – Belgo Mineira Bekaert Artefatos de Arame Ltda. (“BMB”), and, together with BBA and BBN, the “Wire Drawing” division

– Hidreletrica Guilman Amorin S.A. (“Guilman”)

– Acindar S.A. (“Acindar”)

– Companhia Siderúrgica de Tubarao S.A. (“CST”)

– Vega do Sul S.A. (“Vega”)

– The holding companies Arcelor Aços do Brazil Ltda. (“AAB”) and APSL ONPN Participações S.A. (“APSL”), which hold controlling stakes in CST and Vega

•	We understand that the results presented in this valuation report may be used and serve as guidance to the Board of Directors of Belgo to choose the exchange ratios between:

– Belgo, AAB and APSL in connection with the merger of AAB and APSL into Belgo (the “Holdings Merger”)

– Belgo and CST in connection with the subsequent merger of CST with and into Belgo (the “Merger of Shares”)

2

Executive Sumary	Section 1

Methodology

•	Our prime methodology to assess the range of economic values of the companies was the Discounted Cash Flow (“DCF”) methodology

•	The framework of our DCF analysis for each company preliminary comprises:

– Assessment of future unlevered net cash flows from the company’s operations after capital expenditures, net investment in working capital, payment of taxes and other adjustments (“Free Cash Flows”). These expected F ree Cash Flows were derived from 10 year business plan projections provided to us by each company

– Assessment of the Total Enterprise Value (“TEV”) of the company through the discount to a net present value of its future Free Cash Flows plus its Terminal Value by a weighed average cost of capital (WACC). The WACC takes into account (i) the operating and financial risks of the company’s businesses and (ii) the inherent sovereign risk of the countries in which the company operates

•	In order to assess these future Free Cash Flows, we have:

– Assumed the prevailing corporate income tax legislation in Brazil and Argentina

– Included the net benefits of the Interest of Equity (“Juros sobre Capital” or “JSCP”) after payment of withholding taxes

– Factored in other tax related benefits such as past tax losses carried forward, governmental incentives and tax deductible amortization of existing goodwill

– Not assumed the benefits from any tax deductible amortization of new goodwill created in the context of the Holdings Merger or Merger of Shares

– Did not account for any potential future cost savings and other synergies among the companies after the completion of the Holdings Merger and Merger of Shares

– Our calculation of Terminal Value assumes the perpetuity formula with a certain growth rate and normalized cash flows after the 10 year forecast period

3

Executive Sumary	Section 1

Methodology (continued)

•	Furthermore, our valuation analysis takes into consideration only Free Cash Flows generated after May 31, 2005. Therefore, the value ranges for each company are referenced to this same date

•
Future annual Free Cash Flows and the Terminal Value were estimated in Reais (“R$”) and further converted into US Dollars (“US$”) assuming average expected exchange rates according to the Brazilian Central Bank consensus estimates as of July 8, 2005

– Therefore, the results of our valuation analysis are in US Dollars

– Results in Reais are provided solely for the mathematical convenience of the Board of Directors of Belgo assuming the R$2.3761 : 1US$ exchange ratio as published by the Brazilian Central Bank on July 22, 2005 under the “PTAX Venda” code

– The reader should not construe these translations of U.S. dollars into reais as representations by

Deutsche Bank that the U.S. dollar amounts actually represent these real amounts or could be converted into reais at the rate indicated

•	Finally, the ranges of values per share for each company were calculated assuming:

– No distinction between voting vs. non-voting or controlling vs. non-controlling shares

– Cancellation of all stock held in treasury

– Full conversion of convertible securities when applicable (fully diluted basis)

•	Although our valuation analysis is primarily based on the DCF methodology it was also tested against valuation by trading multiples of listed comparable companies for consistency purposes

4

Executive Sumary	Section 1

Principal valuation results – US$

Note: Market prices as of 7/22/05. For Belgo and CST market prices refer to non voting shares only. Assumes US$2.3761:US$ 1 exchange ratio. 30 day average reflects trading days
Source: FactSet, DB Estimates

5

Executive Sumary	Section 1

Principal valuation results – R$

Results in R$ assume R$2.3761:US$ 1 exchange ratio and are only for the convenience of the Board

Note: Market prices as of 7/22/05. For Belgo and CST market prices refer to non voting shares only. Assumes US$2.3761:US$ 1 exchange ratio. 30 day average reflects trading days
Source: FactSet, DB Estimates

6

Main valuation assumptions	Section 2

Section 2

Main valuation assumptions

7

Main valuation assumptions	Section 2

Macroeconomic assumptions

     The macroeconomic assumptions are primarily based on the Brazilian Central Bank consensus as of July 8, 2005

Key macroeconomic forecasts (% p.a.)

	2004	2005E	2006E	2007E	2008E	2009E	2010E	Perp.

Brazilian real GDP growth	5.3%	3.20%	3.46%	3.55%	3.67%	3.55%	3.50%	3.30%
Brazilian inflation (IGPM)	12.4%	4.63%	5.57%	5.12%	4.94%	5.00%	4.75%	4.50%
US inflation (CPI)	2.7%	2.80%	2.40%	1.70%	1.70%	1.70%	1.70%	1.70%
CDI (Brazil’s Overnight Int. Rate)	16.2%	19.10%	16.54%	14.66%	13.58%	12.99%	12.50%	11.10%
TJLP	9.8%	10.90%	9.46%	8.43%	7.96%	8.00%	8.00%	8.00%

Key exchange rate assumptions

	2004	2005E	2006E	2007E	2008E	2009E	2010E	Perp.

R$:US$ FX rate - end of period	2.65	2.58	2.81	2.96	3.07	3.17	3.27	N.M.
R$:US$ FX rate – avg. of period	2.93	2.56	2.91	3.03	3.10	3.22	2.75	N.M.

Nominal FX rate variation (% p.a.)	-8.1%	-2.8%	8.9%	5.3%	3.7%	3.3%	3.0%	2.8%
Real FX rate variation(1) (% p.a.)	19.1%	4.7%	-5.3%	-1.9%	-0.5%	PPP	PPP	PPP
(1) vis -à-vis the purchasing power parity
Source: Brazilian Central Bank consensus estimates (July 8, 2005), DB estimates

8

Main valuation assumptions	Section 2

Industry beta analysis

Steel industry betas(1) – US and Europe

     As steelmaking is a global industry, we felt it was appropriate to use betas of steel companies across the world

				2 yr weekly Beta		5 yr weekly Beta

	Market cap	Net debt (2)		Levered	Unlevered	Levered	Unlevered
	(US$ m)	(US$ m)	Tax rate	beta	beta	beta	beta	D/Cap %

Western Europe/ North America
European
Arcelor	12,371	3,996	34%	1.58	1.30	1.00	0.82	24%
Corus Group	3,498	3,571	34%	2.09	1.25	1.95	1.17	51%
Ispat	5,236	3,513	34%	0.80	0.55	0.34	0.24	40%
Rautaruukki	2,074	829	34%	0.97	0.77	0.67	0.53	29%
Salzgitter	1,850	1,951	34%	0.84	0.50	0.33	0.19	51%
SSAB	2,309	218	34%	0.90	0.85	0.54	0.51	9%
ThyssenKrupp	8,797	11,600	34%	1.38	0.74	1.06	0.57	57%
Voestalpine	2,821	903	34%	0.81	0.67	0.94	0.78	24%

Mean				1.17	0.83	0.85	0.60	36%

North American
AK Steel	741	4,406	35%	3.32	0.68	1.60	0.33	86%
Carpenter	1,367	315	35%	3.09	2.69	1.36	1.18	19%
Dofasco Inc	2,505	432	35%	1.16	1.04	0.60	0.54	15%
Nucor Corp	7,875	206	35%	2.06	2.03	1.31	1.29	3%
United States Steel	4,181	3,331	35%	2.80	1.84	1.42	0.94	44%
Allegheny	2,298	1,051	35%	3.02	2.33	1.67	1.29	31%

Mean				2.58	1.77	1.33	0.93	33%

(1)   Market prices as of July 10, 2005
(2)   Net debt position as per the most recently disclosed financials statements until July 10, 2005
Source: Bloomberg, DB Estimates, Company filings

9

Main valuation assumptions	Section 2

Industry beta analysis (continued)

Steel industry betas(1) – Latin America and Asia/Pacific

We have assumed the global unlevered beta of 0.65 for our analysis of all steel companies in the transaction

				2 yr weekly Beta		5 yr weekly Beta

	Market cap	Net debt (2)		Levered	Unlevered	Levered	Unlevered
	(US$ m)	(US$ m)	Tax rate	beta	beta	beta	beta	D/Cap %

Latin American Steel
Belgo Mineira	3,036	170	34%	0.92	0.89	0.48	0.46	5%
CSN	4,083	2,251	34%	1.18	0.87	0.81	0.59	36%
CST	2,248	508	34%	1.22	1.06	0.75	0.65	18%
Gerdau	3,823	4,912	34%	1.14	0.62	0.90	0.49	56%
Usiminas	3,381	1,249	34%	1.53	1.23	1.20	0.96	27%

Mean				1.20	0.93	0.83	0.63	29%

Asia/Pacific Steel
Baoshan	10,325	1,173	35%	0.76	0.71	0.73	0.68	10%
Blue Scope Steel	4,254	404	35%	1.38	1.30	1.02	0.96	9%
China Steel	9,857	-359	35%	0.58	0.59	0.38	0.39	(4%)
Daido Steel	1,882	1,368	35%	1.30	0.88	1.14	0.77	42%
Dongkuk	1,069	1,390	35%	0.99	0.54	0.80	0.43	57%
JFE Holdings	14,472	15,898	35%	1.34	0.78	1.09	0.64	52%
Posco	15,450	-1,018	35%	1.08	1.13	0.83	0.87	(7%)
Nippon Steel	15,896	14,638	35%	1.11	0.69	0.81	0.51	48%
One Steel	1,088	348	35%	1.45	1.20	0.72	0.60	24%
Severstal	4,376	311	35%	0.68	0.65	0.68	0.65	7%
Smorgon	791	373	35%	1.16	0.89	0.96	0.73	32%
Tata Iron & Steel	4,587	375	35%	1.43	1.36	1.09	1.03	8%

Mean				1.11	0.89	0.85	0.69	23%

Min				0.58	0.50	0.33	0.19	(7%)
Max				3.32	2.69	1.95	1.29	86%
Mean				1.42	1.05	0.94	0.70	29%
Median				1.18	0.88	0.90	0.65	27%

(1)    Market prices as of July 10, 2005
(2)    Net debt position as per the most recently disclosed financials statements until July 10, 2005
Source: Bloomberg, DB Estimates, Company filings

10

Main valuation assumptions	Section 2

Main WACC assumptions

Key WACC assumptions

US Risk free rate (a) (p.a.)	5.0%

Sovereign risk
spreads
- Brazil (bps)(b)	465 bps
- Argentina (bps)(c)	535 bps

Equity risk	7.2%

premium(d) (p.a.)

Source: DB Dataquant, US Federal Reserve, Ibbotson Associates
(a) Represents the average rate for the 10 year note since 1928 through 2004
(b) Represents the average spread of the BRAREP27, BRAREP30 and BRAREP40 over comparable UST over the 2 month period ending July 22, 2005
(c) Represents the average spread of the ARG PAR 38 and ARG Discount 33 over comparable UST over the 2 month period ending July 22, 2005
(d) Projected equity risk premium as provided by Ibbotson Associates

     The WACC calculation has to factor in the risks associated with an investment in Brazil or Argentina

We utilized the spread over treasuries of the most liquid long term sovereign debt instruments as a proxy of such risk

(a) Over US Treasuries of equivalent maturities
Source: DB Data Quant

11

Main valuation assumptions	Section 2

Calculating the WACC – “Belgo companies”

     As per management guidance, we assumed a target leverage of 25%

     Our base case WACC for Belgo’s long steel and wire drawing operations is approximately 13.3% p.a. in US$

     Due to the higher Argentine risk, Acindar is assigned a 13.9% WACC

     Guilman’s WACC assumed a higher target leverage and a beta of 0.68

	Long			Guilman
	Products	Wire drawing	Acindar	Amorin

Beta unlevered	0.65	0.65	0.65	0.68(1)
Long -term optimal debt/cap ratio	25%	25%	25%	50%
Long -term optimal equity/cap ratio	75%	75%	75%	50%
Marginal tax rate	34%	34%	35%	34%

Relevered equity beta	0.79	0.79	0.79	1.13

US risk free rate (% p.a.)	5.00%	5.00%	5.00%	5.00%
Country risk premium	465 bps	465 bps	535 bps	465 bps
Country long term risk free rate (% p.a.)	9.65%	9.65%	10.35%	9.65%
US equity risk premium (% p.a.)	7.20%	7.20%	7.20%	7.20%

Cost of equity (ke) (% p.a.)	15.36%	15.36%	16.04%	17.78%

Corporate spread (over sovereign)	100 bps	100 bps	100 bps	100 bps

Cost of debt (Kd) (% p.a.)	10.65%	10.65%	11.35%	10.65%
WACC (% p.a.)	13.28%	13.28%	13.88%	12.40%

(1)    Worldwide average beta of generation companies
Source: DB estimates, Bloomberg, US Federal Reserve, and Ibbotson Associates

12

Main valuation assumptions	Section 2

Calculating the WACC – CST and Vega

     We have taken into account CST’s lower cost of financing due to the ability to securitize export receivables

     Further, as per management guidance we have assumed the target leverage ratio of the flat steel companies at 30%

	CST	Vega

Beta unlevered	0.65	0.65
Long -term optimal debt/cap ratio	30%	30%
Long -term optimal equity/cap ratio	70%	70%
Marginal tax rate	34%	34%

Relevered equity beta	0.83	0.83

US risk free rate (% p.a.)	5.00%	5.00%
Country risk premium	465 bps	465 bps
Country long term risk free rate (% p.a.)	9.65%	9.65%
US equity risk premium (% p.a.)	7.20%	7.20%

Cost of equity (ke) (% p.a.)	15.65%	15.65%

Corporate spread (over sovereign)	100 bps	100 bps
% of Export related debt	50%	NA
Cost of export related debt (% p.a.)	7.5%	NA

Cost of debt (Kd) (% p.a.)	9.08% (1)	10.65%
WACC (% p.a.)	12.75%	13.07%

(1)    Blended average between cost of straight debt (10.65% p.a.) and cost of export related debt
Source: DB estimates, Bloomberg, US Federal Reserve, and Ibbotson Associates

13

Main valuation assumptions	Section 2

Trading comparable analysis

     Brazilian companies currently trade at an average of 3.0x the expected 2005E EBITDA

     Trading comparables are only for illustration purposes and for the convenience of the Board

Brazil

		TEV/EBITDA			P/E

Company	2004	2005E(a)	2006E(a)	2004	2005E(a)	2006E(a)
Gerdau	3.5x	3.3x	3.9x	4.7x	4.6x	5.3x
CST	3.5x	2.6x	3.5x	4.8x	4.1x	6.4x
Belgo-Mineira	4.0x	3.1x	3.8x	10.0x	5.6x	6.8x
CSN	4.4x	3.8x	4.5x	7.5x	5.2x	7.7x
Usiminas	2.5x	2.1x	3.1x	3.6x	2.8x	4.5x

Average	3.6x	3.0x	3.8x	6.1x	4.5x	6.1x

Europe

		TEV/EBITDA			P/E

Company	2004	2005E(a)	2006E(a)	2004	2005E(a)	2006E(a)
Arcelor	2.9x	3.2x	3.9x	4.3x	4.3x	5.8x
Corus Group	5.0x	3.7x	4.9x	5.8x	4.4x	6.7x
Rautaruukki	2.9x	3.8x	6.0x	4.1x	5.1x	8.9x
Salzgitter	2.8x	3.3x	4.4x	4.3x	4.2x	8.9x
SSAB	3.5x	2.9x	4.6x	6.4x	4.5x	8.5x
ThyssenKrupp	5.5x	4.3x	6.2x	9.4x	7.9x	9.6x
Voestalpine	4.0x	3.3x	3.4x	7.4x	5.4x	5.6x

Average	3.8x	3.5x	4.8x	6.0x	5.1x	7.7x

(a)    Assumes consensus research forec asts.
Source: FactSet, Bloomberg, Wall Street research

14

Main valuation assumptions	Section 2

Trading comparable analysis (continued)

USA

		TEV/EBITDA			P/E

Company	2004	2005E(a)	2006E(a)	2004	2005E(a)	2006E(a)
Dofasco	4.6x	4.4x	5.5x	8.8x	7.8x	11.3x
Nucor	4.5x	4.0x	6.2x	8.6x	7.7x	13.2x
US Steel	4.2x	3.3x	4.2x	6.5x	5.1x	7.9x

Average - USA	4.4x	3.9x	5.3x	7.9x	6.8x	10.8x

Asia/Pacific

		TEV/EBITDA			P/E

Company	2004	2005E(a)	2006E(a)	2004	2005E(a)	2006E(a)
Baoshan	4.0x	3.8x	3.9x	6.8x	5.8x	7.1x
JFE Holdings	6.0x	6.0x	7.2x	11.0x	7.0x	7.2x
Posco	2.5x	2.1x	2.5x	4.6x	3.6x	4.5x
Nippon Steel	5.0x	5.1x	5.9x	10.5x	8.1x	7.6x
Tata Iron & Steel	4.0x	3.3x	3.9x	6.8x	4.9x	5.3x

Average - Asia	4.3x	4.1x	4.7x	7.9x	5.9x	6.3x

Average - World	4.0x	3.6x	4.6x	6.8x	5.4x	7.4x

(a) Assumes consensus research forecasts.
Source: FactSet, Bloomberg, Wall Street research

15

Main valuation assumptions	Section 2

Tab A

CST

16

Main valuation assumptions	Section 2

CST valuation summary

     Our midpoint DCF valuation for CST is US$53.15/ 000 shares

     This compares to a market value of US$52.02/ 000 shares

Premium analysis

Midpoint DCF valuation	US$53.15

Premium over
Current	2.2%
1 month average	6.9%
3 month average	4.4%
6 month average	0.1%

(a) Non voting shares only . Averages refer to trading days

Source: FactSet (as of July 22, 2005)

(a) Stock price per 000 shares of US$52.02 as of July 22, 2005.
(b) Represents the high (CSN 3.8x EV/20005 EBITDA) and low (Usiminas 2.1x EV/20005 EBITDA) of trading multiples for Brazil steelmakers
Note: Analysis by trading multiples as well as 30 and 90 days trading ranges are for illustration purposes only. DB suggested value range based exclusively on DCF
Source: Deutsche Bank estimates, Bloomberg, FactSet, Wall Street estimates

17

Main valuation assumptions	Section 2

Main forecast assumptions

Volume assumptions

     CST should reach approximately 7.5 m tons after the conclusion of Blast-furnace III

Source: CST’s Business Plan

18

Main valuation assumptions	Section 2

Main forecast assumptions (continued)

Sales price assumptions

Price forecasts assume recent increase in raw materials (coking coal and iron ore) and a decrease after the recent peak in the steel cycle

(a) Includes extras
Source: CST’s Business Plan, CST financial statements and management

(a) Blended export and domestic HRC spread
Source: CST’s Business Plan, CST management

19

Main valuation assumptions	Section 2

Main forecast assumptions (continued)

Gross margin and capital expenditures

Gross cash margins to return to historical averages after the phase-out of the steel cycle

Capex forecasts include the finalization of Blast-furnace III and the construction of the coking plant

(a) Represent full year 2005 capital expenditures
Source: CST’s Business Plan

20

Main valuation assumptions	Section 2

CST’s DCF valuation summary

	7 months
	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014

(US$m)
Net sales	1.402	2.409	2.687	2.460	2.757	2.757	2.757	2.757	2.757	2.757
EBITDA	549	766	949	803	789	789	789	789	789	789
EBITDA margin	39%	32%	35%	33%	29%	29%	29%	29%	29%	29%
(+/-) Working capital	(10)	(90)	(29)	11	(60)	(14)	(10)	(10)	(10)	(10)
(-) CapEx	(791)	(535)	(243)	(132)	(116)	(117)	(121)	(124)	(127)	(130)
(-) Employees' participation in profits	(15)	(29)	(25)	(26)	(24)	(23)	(23)	(23)	(23)	(23)
(-) Other with cash effect(a)	(2)	(2)	(2)	(2)	(2)	(1)	-	-	-	-
(+) Tax shield from JSCP	52	72	62	58	58	58	57	57	57	57
(-) Taxes (b)	(74)	(145)	(184)	(150)	(147)	(149)	(149)	(149)	(186)	(186)

Free cash flow (FCF)	(290)	37	528	562	499	543	542	539	499	496

(-) Witholding taxes on JSCP	(23)	(32)	(27)	(26)	(26)	(25)	(25)	(25)	(25)	(25)

FCF (After JSCP taxes)	(313)	5	501	536	473	518	516	514	474	471

(a) Includes changes associated to other long-term assets and liabilities.
(b) Includes impact of NOLs and other tax benefits

Source: CST’s Business Plan and DB estimates

(a) Represents the cash flows for the remaining 7 months of 2005

21

Main valuation assumptions	Section 2

CST’s DCF valuation summary (continued)

Calculating terminal value
(TV)

(US$m)
TV FCF (2015)	$451
LT perpetuity growth rate	1%
Terminal Value	$3,841

Valuation results (US$m)

		WACC

	12.00%	12.75%	13.50%

Enterprise value(a)	3,182	2,940	2,727
Net debt	(308)	(308)	(308)
Other adjustments (b)	86	77	69

Equity value	2,960	2,709	2,488

Price per 000 shares (US$)	58.08	53.15	48.80

(a) Terminal value calculation assumes 1% nominal growth (b) 25% stake in Vega according to our DCF analysis

Valuation multiples

WACC

	12.00%	12.75%	13.50%

TEV/2005E EBITDA	2.9x	2.7x	2.5x
TEV/2006E EBITDA	4.2x	3.8x	3.6x
TEV/LT EBITDA	4.0x	3.7x	3.5x
TEV/2005E Net revenues	1.3x	1.2x	1.1x
TEV/2006E Net revenues	1.3x	1.2x	1.1x

Sensitivities(a)

100% Equity value (US$m)

			WACC

	11.75%	12.25%	12.75%	13.25%	13.75%

0.0%	2,929	2,765	2,614	2,474	2,345
0.5%	2,988	2,817	2,660	2,515	2,381
Growth at perpetuity
1.0%	3,052	2,873	2,709	2,559	2,420
1.5%	3,122	2,935	2,763	2,606	2,462
2.0%	3,200	3,002	2,822	2,658	2,507

(a) Sensitivity analysis does not assume any growth at perpetuity for Vega

Value per thousand shares (US$)

			WACC

	11.75%	12.25%	12.75%	13.25%	13.75%

0.0%	57.45	54.24	51.28	48.54	46.00
0.5%	58.61	55.25	52.17	49.33	46.71
Growth at perpetuity
1.0%	59.87	56.36	53.15	50.19	47.47
1.5%	61.25	57.57	54.20	51.12	48.29
2.0%	62.78	58.89	55.36	52.14	49.19

(a) Sensitivity analysis does not assume any growth at perpetuity for Vega

22

Main valuation assumptions	Section 2

Tab B

Vega do Sul

23

Main valuation assumptions	Section 2

Main forecast assumptions

Volume assumptions

     Vega volume projections assume a gradual increase to 1.1 m tons per annum

Source: Vega’s Business Plan

24

Main valuation assumptions	Section 2

Main forecast assumptions (continued)

Sales price assumptions

(a) Average net prices per ton sold
Source: Vega’s management and Business Plan

25

Main valuation assumptions	Section 2

Main forecast assumptions (continued)

Gross margin and Capital expenditures

     Capex includes expansion to 1.1 m tons per annum

(a) Represent full year 2005 capital expenditures
Source: Vega’s management

26

Main valuation assumptions	Section 2

Vega’s DCF valuation summary

	7 months
	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014

(US$m)
Net sales	325	564	660	686	683	673	656	639	623	608
EBITDA	61	117	124	133	129	129	128	127	125	124
EBITDA margin	19%	21%	19%	19%	19%	19%	20%	20%	20%	20%
(+/-) Working capital	(22)	(28)	(11)	3	(2)	(3)	(0)	1	0	0
(-) CapEx	(26)	(10)	(11)	(4)	(4)	(11)	(11)	(11)	(11)	(11)
(-) Other with cash effect(a)	0	(0)	(0)	(1)	(0)	0	0	0	0	0
(+) Tax shield from JSCP	5	8	7	6	6	6	6	5	5	5
(-) Taxes (b)	(13)	(30)	(33)	(36)	(36)	(36)	(36)	(35)	(35)	(34)

Free cash flow (FCF)	5	57	76	101	94	85	86	86	85	84

(-) Witholding taxes on JSCP	(2)	(4)	(3)	(3)	(3)	(3)	(2)	(2)	(2)	(2)

FCF (after JSCP taxes)	3	53	73	99	91	83	84	84	82	82

(a) Includes changes associated to other long-term assets and liabilities.
(b) Includes impact of NOLs

(a) Represents the cash flows for the remaining 7 months of 2005

27

Main valuation assumptions	Section 2

Vega’s DCF valuation summary

Calculating terminal value
(TV)

(US$m)
TV FCF (2015)	$79
LT perpetuity growth rate	0%
Terminal Value	$601

Valuation results (US$m)

		WACC

	12.32%	13.07%	13.82%

Enterprise value(a)	602	565	532
Net debt	(256)	(256)	(256)
Other adjustments	0	0	0

Equity value	346	309	276

Price per 000 shares (US$)	1,292	1,154	1,031

(a) Terminal value calculation assumes 0% nominal growth

Valuation multiples

WACC

	12.32%	13.07%	13.82%

TEV/2005E EBITDA	6.6x	6.2x	5.8x
TEV/2006E EBITDA	5.1x	4.8x	4.5x
TEV/LT EBITDA	4.9x	4.6x	4.3x

TEV/2005E Net revenues	1.2x	1.1x	1.0x

TEV/2006E Net revenues	1.1x	1.0x	0.9x

Sensitivities (US$m, except per share data)

	WACC

	12.07%	12.57%	13.07%	13.57%	14.07%
Equity Value	360	333	309	287	266
Value per 000 shares (US$)	1,342	1,245	1,154	1,070	993
TEV/2005E EBITDA	6.8 x	6.5 x	6.2 x	6.0 x	5.7 x
TEV/2006E EBITDA	5.3 x	5.0 x	4.8 x	4.6 x	4.5 x
TEV/LT EBITDA	5.0 x	4.8 x	4.6 x	4.4 x	4.2 x

Value of CST 25% stake	90	83	77	72	66

28

Main valuation assumptions	Section 2

Tab C

Belgo

29

Main valuation assumptions	Section 2

Belgo valuation summary

Our midpoint DCF valuation for Belgo is US$496.86/ 000 shares and is approximately inline with the market value

Premium analysis

Midpoint DCF valuation	US$496.86

Premium over
Current	(1.5% )
30 day average	7.2%
60 day average	9.1%
90 day average	6.2%

(a) Non voting shares only. Averages refer to trading days

Source: FactSet (as of July 22, 2005)

(a) Stock price per 000 shares of US$505 as of July 22, 2005.
(b) Represents the high (CSN 3.8x EV/20005 EBITDA) and low (Usiminas 2.1x EV/20005 EBITDA) of trading multiples for Brazil steelmakers
Note: Analysis by trading multiples as well as 30 and 90 days trading ranges are for illustration purposes only. DB suggested value range based exclusively on DCF
Source: Deutsche Bank estimates, Bloomberg, FactSet, Wall Street estimates

30

Main valuation assumptions	Section 2

Main forecast assumptions

Volume assumptions

Volume assumptions for long products assume the planned expansion of Belgo steelmaking by 2.8 m tons per year

Source: Belgo’s Business Plan

Source: Belgo’s Business Plan

31

Main valuation assumptions	Section 2

Main forecast assumptions (continued)

Sale price assumptions

(a) Average net prices per ton sold
Source: Belgo’s management and Business Plan

32

Main valuation assumptions	Section 2

Main forecast assumptions (continued)

Gross margin and capital expenditures

Gross margins assume a decrease to match normalized historical levels

Capital expenditures in the long division assume the planned expansion

(a) Represents the full year 2005 capital expenditures per ton
Source: Belgo’s Business Plan

33

Main valuation assumptions	Section 2

Belgo’s DCF valuation summary

Long steel division

	7 months
	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014

(US$m)
Net sales	1.112	1.770	1.877	2.026	2.060	2.093	2.323	2.389	2.367	2.348
EBITDA	321	541	556	582	566	593	682	717	715	714
EBITDA margin	29%	31%	30%	29%	27%	28%	29%	30%	30%	30%
EBITDA per ton sold	187	149	135	123	114	116	117	119	118	118
(+/-) Working capital	2	49	(35)	(41)	(15)	(17)	(54)	(23)	(6)	(8)
(-) CapEx	(120)	(282)	(171)	(161)	(373)	(282)	(70)	(70)	(70)	(70)
(-) Employees' participation in profits	(8)	(21)	(24)	(25)	(26)	(27)	(29)	(30)	(30)	(29)
(-) Other with cash effect(a)	(1)	-	-	(0)	-	0	-	-	-	-
(+) Tax shield from JSCP	38	53	44	40	39	38	37	36	35	34
(-) Taxes (b)	(58)	(96)	(96)	(101)	(122)	(128)	(146)	(151)	(159)	(158)

Free cash flow (FCF)	174	243	274	293	69	177	420	478	486	483

(-) Witholding taxes on JSCP	(17)	(23)	(20)	(18)	(17)	(17)	(16)	(16)	(15)	(15)

FCF (After JSCP taxes)	157	220	254	276	52	160	404	462	470	468

(a) Includes changes associated to other long-term assets and liabilities.
(b) Includes impact of NOLs and goodwill amortization

Calculating terminal value
(TV)

(US$m)
TV FCF (2018)(a)	$411

LT perpetuity growth rate	1%

Terminal Value	$3,348

(a) Forecast period was extended to arrive to a normalize d FCF after all  tax carry forwards are utilized

Valuation results (US$m)

		WACC
	12.53%	13.28%	14.03%

Enterprise value	2,654	2,469	2,306
Net debt	(119)	(119)	(119)
Other adjustments	0	0	0

Equity value	2,535	2,350	2,187

(1) Terminal value calculation assumes 1.0% nominal growth

Valuation multiples

WACC
	12.53%	13.28%	14.03%

TEV/2005E EBITDA	4.7x	4.4x	4.1x
TEV/2006E EBITDA	4.9x	4.6x	4.3x
TEV/LT EBITDA	3.7x	3.5x	3.2x
TEV/2005E Net revenues	1.4x	1.3x	1.2x
TEV/2006E Net revenues	1.5x	1.4x	1.3x

34

Main valuation assumptions	Section 2

Belgo’s DCF valuation summary (continued)

Wire drawing division

	7 months
	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014

(US$m)
Net sales	364	606	634	646	671	698	721	749	778	781
EBITDA	75	125	135	136	143	150	156	164	172	173
EBITDA margin	20%	21%	21%	21%	21%	21%	22%	22%	22%	22%
EBITDA per ton sold	197	169	174	168	170	172	173	174	176	177
(+/-) Working capital	80	(34)	(8)	(5)	(5)	(7)	(6)	(6)	(7)	(4)
(-) CapEx	(18)	(25)	(24)	(24)	(21)	(21)	(21)	(21)	(21)	(21)
(-) Employees' participation in profits	(2)	(6)	(5)	(5)	(4)	(4)	(4)	(4)	(4)	(4)
(-) Other with cash effect(a)	(1)	(2)	(2)	(2)	(2)	(1)	-	-	-	-
(+) Tax shield from JSCP	7	10	8	7	7	7	7	7	6	6
(-) Taxes (b)	(10)	(21)	(24)	(39)	(42)	(49)	(51)	(53)	(55)	(56)

Free cash flow (FCF)	129	47	80	68	76	76	82	86	91	95

(-) Witholding taxes on JSCP	(3)	(4)	(4)	(3)	(3)	(3)	(3)	(3)	(3)	(3)

FCF (After JSCP taxes)	126	42	76	65	73	73	79	83	88	92

(a) Includes changes associated to other long-term assets and liabilities.
(b) Includes impact of NOLs and goodwill amortization

Calculating terminal value
(TV)

(US$m)
TV FCF (2018)(a)	$92
LT perpetuity growth rate	1%
Terminal Value	$751

(a) To synchronize with Long steel model, f orecast period was extended to arrive to a normalize d FCF after all tax carry forwards are utilized in Long steel division

Valuation results (US$m)

		WACC
	12.53%	13.28%	14.03%

Enterprise value	715	673	635
Net debt	7	7	7
Other adjustments	0	0	0

Equity value	721	679	642

(1) Terminal value calculation assumes 1.0% nominal growth

Valuation multiples

WACC
	12.53%	13.28%	14.03%

TEV/2005E EBITDA	4.7x	4.5x	4.2x
TEV/2006E EBITDA	5.7x	5.4x	5.1x
TEV/LT EBITDA	4.2x	3.9x	3.7x
TEV/2005E Net revenues	1.1x	1.0x	0.9x
TEV/2006E Net revenues	1.2x	1.1x	1.0x

35

Main valuation assumptions	Section 2

Belgo’s DCF valuation summary (continued)

The valuation of Belgo is a sum of the parts analysis which includes the value of its 100%-owned Long steel division plus the economic value of the beneficial ownership of principally Acindar and the Wire Drawing division

(a) Represents 100% of midpoint valuation times Belgo’s beneficial ownership. Belgo’s beneficial ownership in Long Steel, Guilman Amorin, Wire Drawing and Andrade mine is 100%, 51%, 55% and 100%, respectively
(b) Represents 100% of midpoint valuation times Belgo’s fully diluted ownership (64%) after the conversion of the “Obligaciones Convertibles ”

Sensitivities

Equity value (US$m)(a)

		Change in WACC

		-75bps	-50bps	Base	+50bps	+75bps

	0.0%	3,652	3,569	3,413	3,268	3,200
Change in growth at perpetuity	0.5%	3,695	3,609	3,448	3,299	3,229

	1.0%	3,741	3,652	3,486	3,333	3,261

	1.5%	3,792	3,700	3,527	3,369	3,294
	2.0%	3,847	3,751	3,572	3,408	3,331

Value per thousand shares (US$)

		Change in WACC

		-75bps	-50bps	Base	+50bps	+75bps

	0.0%	520.50	508.68	486.42	465.85	456.15
Change in growth at perpetuity	0.5%	526.61	514.39	491.44	470.27	460.30

	1.0%	533.25	520.59	496.86	475.03	464.76

	1.5%	540.48	527.33	502.74	480.17	469.58
	2.0%	548.39	534.69	509.13	485.75	474.79

(a) WACC for the Andrade Mine, Long Steel and Wire Drawing divisions is 13.07% .
WAC C for Acindar and Guilman Amorin is 13.88% and 12.40%, respectively.

36

Main valuation assumptions	Section 2

Tab D

Acindar

37

Main valuation assumptions	Section 2

Acindar valuation summary

Our valuation assumes the conversion of all outstanding convertible indebtedness at Acindar

Premium analysis

Midpoint DCF valuation	US$1.21

Premium over
Current	(38.5%)
30 day average	(38.2%)
60 day average	(41.1%)
90 day average	(40.8%)

(a) Averages refer to trading days

Source: FactSet (as of July 22, 2005)

(a) Stock price of US$1.97 as of July 22, 2005.
(b) Represents the high (CSN 3.8x EV/20005 EBITDA) and low (Usiminas 2.1x EV/20005 EBITDA) of trading multiples for Brazil steelmakers
Note: Analysis by trading multiples as well as 30 and 90 days trading ranges are for illustration purposes only. DB suggested value range based exclusively on DCF
Source: Deutsche Bank estimates, Bloomberg

38

Main valuation assumptions	Section 2

Main forecast assumptions

Volume assumptions

Source: Acindar’s Business Plan

39

Main valuation assumptions	Section 2

Main forecast assumptions (continued)

Sales price assumptions

(a) Average prices per ton sold, net of taxes and freight costs
Source: Acindar’s management and Business Plan

40

Main valuation assumptions	Section 2

Main forecast assumptions (continued)

Gross margin and capital expenditures

     Gross margin decreases due to expectation of rising raw materials costs (i.e. energy costs)

(a) Represent full year 2005 capital expenditures
Source: Acindar’s Business Plan

41

Main valuation assumptions	Section 2

Acindar fully diluted valuation

On a fully diluted basis, Belgo owns 64.1% of Acindar

Amount of Obligaciones Convertibles (US$ 000)	82,423

Number of new shares issued, if converted	234,080,868

Initial number of Acindar shares	631,227,597

Fully dilluted number of Acindar shares	865,308,465

Belgo's initial number of shares in Acindar	458,776,217

Belgo's current ownership stake in Acindar	72.7%

Belgo's amount of convertible debt in Acindar (US$000)	33,813
Belgo's new number of shares in Acindar, if converted	554,804,067

Belgo's fully diluted ownership stake in Acindar	64.1%

42

Main valuation assumptions	Section 2

Acindar’s DCF valuation summary

	7 months
	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014

(US$m)
Net sales	437	848	755	768	794	814	817	795	790	770
EBITDA	161	295	233	217	231	241	244	240	247	238
EBITDA margin	37%	35%	31%	28%	29%	30%	30%	30%	31%	31%
EBITDA per ton sold	131	213	169	142	141	140	138	135	140	135
(+/-) Working capital	8	(12)	17	(3)	(5)	(4)	(2)	1	(0)	0
(-) CapEx	(49)	(92)	(64)	(45)	(25)	(25)	(25)	(25)	(25)	(25)
(-) Other with cash effect(a)	(0)	(2)	(4)	(1)	0	0	0	(0)	0	(0)
(-) Taxes (b)	(51)	(93)	(70)	(64)	(68)	(71)	(73)	(71)	(74)	(71)

Free Cash Flow (FCF)	69	97	112	104	133	141	145	145	148	142

(a) Includes changes associated to other long-term assets and liabilities.
(b) Includes impact of NOLs

(a) Represents the cash flows for the remaining 7 months of 2005

43

Main valuation assumptions	Section 2

Acindar’s DCF valuation summary (continued)

Valuation results (US$ m, except per share data)

		WACC

	13.13%	13.88%	14.63%
Enterprise value(a)	1,006	945	891
Net debt	21	21	21
Other adjustments	82	82	82

Equity value	1,109	1,048	994

Price per share (US$)	1.28	1.21	1.15

(a) Terminal value calculation assumes 1% nominal growth

Valuation multiples

WACC

	13.13%	13.88%	14.63%
TEV/2005E EBITDA	3.2x	3.0x	2.9x
TEV/2006E EBITDA	3.4x	3.2x	3.0x
TEV/LT EBITDA	4.2x	4.0x	3.7x
TEV/2005E Net revenues	1.3x	1.2x	1.2x
TEV/2006E Net revenues	1.2x	1.1x	1.1x

Calculating terminal value
(TV)

(US$m)
TV FCF (2015)	$139
LT perpetuity growth rate	1%
Terminal Value	$1,080

Sensitivities

Equity value (US$m)

				WACC

		13.13%	13.38%	13.88%	14.38%	14.63%

	0.0%	1,082	1,063	1,026	992	975
	0.5%	1,095	1,075	1,037	1,001	985
Growth at
Perpetuity	1.0%	1,109	1,088	1,048	1,012	994
	1.5%	1,124	1,102	1,061	1,023	1,005
	2.0%	1,140	1,117	1,074	1,035	1,016

Value of Belgo’s stake (US$m)

				WACC

		13.13%	13.38%	13.88%	14.38%	14.63%

	0.0%	694	681	658	636	625
	0.5%	702	689	665	642	631
Growth at
Perpetuity	1.0%	711	697	672	649	638
	1.5%	721	707	680	656	644
	2.0%	731	716	689	663	651

44

Main valuation assumptions	Section 2

Tab E

APSL and AAB

45

Main valuation assumptions	Section 2

AAB and APSL valuation summary

     Our valuation of APSL incorporates the capital increase, which took place on June 3, 2005, for the acquisition of 2.8bn ordinary share of CST

APSL valuation results
(US$m, except per share data)

		WACC(1)

	-75 bps	Base%	+0.75bps
Value of 10.5% stake in CST	311,073	284,668	261,407
(5.4bn shares)

Other adjustments	-	-	-

Equity value	311,073	284,668	261,407

Number of shares (millions)	4,897	4,897	4,897
Value per 000 shares (US$)	63.52	58.13	53.38

(1) Base case WACC for CST is 12.75% p.a. and for Vega is 13.07% p.a.

AAB valuation results
(US$m, except per share/quota data)

		WACC(1)

	-75 bps	Base%	+0.75bps

Value of 33.2% stake in CST	982,118	898,753	825,311
(16.9bn shares)
Value of 75.0% stake in Vega	259,735	231,944	207,157
(268m shares)
Other adjustments	-	-	-

Equity value	1,241,853	1,130,697	1,032,468

Number of quotas (millions)	2,123	2,123	2,123
Value per 000 quotas (US$)	585.09	532.72	486.44

46

Exhibit 2.3
Net Equity at Market Prices Report of AAB, APSL and BELGO prepared by
Apsis Consultoria Empresarial S/C Ltda

REPORT

RJ-057/05

(summary)

APPLICANTS:
COMPANHIA SIDERÚRGICA BELGO MINEIRA (BELGO), headquartered at Avenida   Carandaí, 1115 - 20º to 26º Andar, in the City of Belo Horizonte, State of Minas   Gerais, Corporate Taxpayer’s ID (CNPJ) # 24.315.012/0001-73, COMPANHIA   SIDERÚRGICA DE TUBARÃO (CST), headquartered at Av. Brigadeiro Eduardo Gomes,   930, in the City of Serra, State of Espírito Santo, Corporate Taxpayer’s ID (CNPJ) #   27.251.974/0001-02.

SUBJECT MATTER:
CST, BELGO, ARCELOR AÇOS DO BRASIL LTDA (AAB), headquartered at Rua Funchal,   411/12[o] andar, in the City of São Paulo, State of São Paulo, Corporate Taxpayer’s ID   (CNPJ) # 07.157.304/0001-06, and APSL ON PN PARTICIPAÇÕES S.A. (APSL), Corporate   Taxpayer’s ID (CNPJ) # 05.553.197/0001-00.

PURPOSES:
PHASE 1 – MERGER OF AAB AND APSL BY BELGO: Calculation of the swap ratios of   AAB’s quotas and APSL’s shares for BELGO’s shares, with the appraisal of the equity of   all companies under the same criteria and on the same dates, at market price for the   purposes of Article 264 of Law 6.404, of December 15, 1976 (Stock Corporation Act).

PHASE 2 – MERGER OF CST SHARES FOR BELGO SHARES: calculation of the swap ratios   of CST shares not owned by Belgo, for Belgo shares, with the appraisal of the equity of   all companies under the same criteria and on the same dates, at market price, for the   purposes of Article 264 of Law 6.404 of December 15, 1976 (Stock Corporation Act).

BASE DATE:	May 31, 2005: Taking into account the adjustments in Chapter 9.

The current report is a summary from the original statement, without the described pictures and the detailed worksheets evaluation. The complete version of the statement RJ-057/05 is filed at the companies locations (BELGO and CST).

APSIS CONSULTORIA	1
REPORT RJ-057/05

EXECUTIVE SUMMARY

APSIS CONSULTORIA EMPRESARIAL (APSIS ) S/C Ltda. was contracted by BELGO and CST to:
  calculate the swap ratios of AAB quotas and APSL shares for BELGO’s shares, with the appraisal of the equity of all companies, under the same criteria and on the same dates, at market price for the purposes of Article 264 of Law 6.404, of December 15, 1976 (Stock Corporations Act); and
  Calculate the swap ratios of CST shares not owned by Belgo, for Belgo shares, with the appraisal of the equity of all companies, under the same criteria and on the same dates at market price, for the purposes of Article 265 of Law 6.404, of December 15, 1976 (Stock Corporations Act).

The technical procedures employed in this report are compliant with the appraisal norms criteria, and the appraising calculations to determine the assets value were based on the income, assets and market approach.

This report shows the companies’ assets and liabilities at market values, as used to adjust the book Net Equity of AAB, APSL, CST and BELGO based on the assets approach.

EVENTS AND ADJUSTMENTS CONSIDERED IN THE APPRAISAL

•
For this appraisal, in Phase 1, which consists of the AAB and APSL merger by BELGO, we considered APSL’s capital increase by subscription performed on June 3, 2005, in the amount of R$ 248,852,480.00 with the issuance of 2,262,349,818 shares, and APSL’s acquisition of 2,721,968,485 shares in CST, made with funds from the capital increase. These events will be reflected in the adjusted balance sheet of APSL

•
In Phase 2, which refers to the merger of CST shares, we already considered the effects of the AAB and APSL merger by BELGO, assuming that this operation will be approved. Thus, we considered that BELGO owns 22,267,595,982 shares in CST and 200,965,646 shares in VEGA DO SUL S/A, and the new amount of BELGO shares, according to the Protocol of Merger (Phase 1) is equal to 9,871,421,612 shares.

APSIS CONSULTORIA	2
REPORT RJ-057/05

APSIS CONSULTORIA	3
REPORT RJ-057/05

APSIS CONSULTORIA	4
REPORT RJ-057/05

SWAP RATIO CALCULATION

PHASE 1 (AAB and APSL MERGER)

ANET EQUITY AT MARKET
	BELGO	AAB	APSL

NET EQUITY AT MARKET (R$ MILLIONS)	R$ 6,392	R$ 2,381	R$ 644
TOTAL SHARES/QUOTAS	7,015,829,297	2,122,516,699	4,896,865,634
R$ PER THOUSAND OF SHARES/QUOTAS	R$ 911.092123	R$ 1,121.822297	R$ 131.475762
SWAP RATIO	1.000000	0.812154	6.929735

Note: Amount of AAB or APSL wuotas/shares for one BELGO share, considering the events and adjustments in Chapter 9.

PHASE 2 (CST SHARES MERGER)

NET EQUITY AT MARKET
	BELGO	CST

NET EQUITY AT MARKET (R$ MILLIONS)	R$ 9,417	R$ 6,242
TOTAL SHARES/QUOTAS	9,871,421,612	50,976,440,030
R$ PER THOUSAND OF SHARES/QUOTAS	R$ 953.963155	R$ 122.452683
SWAP RATIO	1.000000	7.790463

Note: Amount os CST shares for one BELGO share, considering the realization in Phase 1.

APSIS CONSULTORIA	5
REPORT RJ-057/05

SUMMARY

1. INTRODUCTION	7

2. PRINCIPLES AND QUALIFICATIONS	8

3. LIMITATION OF LIABILITY	9

4. APPRAISAL METHODOLOGY	10

5. MARKET ANALYSIS	12

6. CHARACTERIZATION OF THE ARCELOR GROUP	14

7. CHARACTERIZATION OF AAB AND APSL	15

8. CHARACTERIZATION OF BELGO	18

9. THE OPERATION	24

10. GENERAL APPRAISAL CRITERIA	25

11. APPRAISAL OF THE CST NET EQUITY AT MARKET VALUE	31

12. APPRAISAL OF THE AAB NET EQUITY AT MARKET VALUE	34

13. APPRAISAL OF THE APSL NET EQUITY AT MARKET VALUE	36

14. APPRAISAL OF THE BELGO NET EQUITY AT MARKET VALUE	37

16. CONCLUSION	41

17. LIST OF ATTACHMENTS	43

APSIS CONSULTORIA	6
REPORT RJ-057/05

1. INTRODUCTION

APSIS CONSULTORIA EMPRESARIAL S/C Ltda. (APSIS) was contracted by BELGO and CST to:

  calculate the swap ratios of AAB quotas and APSL shares for BELGO shares, with the appraisal of the equity of all companies under the same criteria and on the same dates, at market price, for the purposes of Article 264 of Law # 6.404, of December 15, 1976 (Stock Corporations Act).

  Calculate the swap ratios of CST shares not owned by BELGO for BELGO shares, with the appraisal of the equity of all companies under the same criteria and on the same dates, at market price, for the purposes of Article 264 of Law # 6.404, of December 15, 1976 (Stock Corporations Act).

To prepare this work, we used data and information provided by third parties, in the form of documents and verbal interviews with clients. The estimations used in this process are based on documents and information, including the following:

  bylaws or charter of the companies;
  accounting statements of the companies group;
  organizational chart and list of shareholders;
  list of the property, plant and equipment;
  Annual Information (IAN) and Quarter Information (ITR) for the companies;
  set of architecture plans;
  list of areas; and
  documents with general information on the industrial plant appraised, including productive capacity data.

The plants were inspected in March, April and May, 2005.

APSIS team responsible for coordinating and performing this work is composed of these professionals:

•	ANA CRISTINA FRANÇA DE SOUZA civil engineer post-graduated in accounting sciences (CREA/RJ 91.1.03043-4)

•	CARLO HEITOR MIRANDADE FARIA civil engineer master degree in production engineering (CREA/RJ 11.533-D)

•	CESAR DE FREITAS SILVESTRE accountant (CRC/RJ 44779/O-3)

•	CLÁUDIO AZEVEDO metallurgic engineer (CREA/MG 27.805)

•	CLAUDIO MARÇAL DE FREITAS accountant (CRC/RJ 55029/O-1)

•	FRANCISCO JOSÉ DA ROCHA MAIOLINO aeronautical engineer post-graduated in finances (CREA/SP 92338)

•	LAURO JOSÉ DE SALES CHEVRAND metallurgic engineer

•	LUIZ FERNANDO SARCINELLI GARCIA metallurgic engineer (CREA/RJ 11.385-D)

•	LUIZ PAULO CESAR SILVEIRA mechanic engineer master degree in business administration (CREA/RJ 89.1.00165-1)

•	MARCELO UNFER PARABONI business administrator post-graduated in financial administration (CRA/RJ 20-47.164-6)

•	MARGARETH GUIZAN DA SILVA OLIVEIRA civil engineer (CREA/RJ 91.1.03035-3)

•	RICARDO DUARTE CARNEIRO MONTEIRO civil engineer post-graduated in economic engineering (CREA/RJ 30137-D)

•	SÉRGIO FREITAS DE SOUZA economist (CORECON/RJ 23521-0)

•	VERÔNICA ROCHA DE OLIVEIRA accountant (CRC/RJ 69548/O-9)

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2. PRINCIPLES AND QUALIFICATIONS

This report is strictly compliant with the basic principles described below.

  The consultants and appraisers neither have any personal relation with the issue of this report nor will they obtain any advantage from it.
  In no circumstance the APSIS professional fees are subject to the conclusion of this report.
  This report was prepared by APSIS, and no one other than the consultants themselves prepared the analysis and respective conclusions.
  In this report, the information received from third parties is assumed to be accurate, and their sources are included in the report.
  To the extent of the consultants’ knowledge and belief, the analysis, opinions and conclusions expressed in this report are based on true and accurate data, activities, research and surveys.
  APSIS assumes full responsibility for the Engineering and Appraisals issues, including the implicit ones, to perform its honorable functions essentially established in laws, codes or applicable regulations.
  For the purposes of estimation, we started our work assuming that the asset subject matter of this work is free of any judicial or extrajudicial charge or encumbrance, except for those listed in this report.
  This Report is compliant with the specifications and criteria of the Brazilian Association of Technical Standards (ABNT), the specifications and criteria of the Uniform Standards of Professional Appraisal Practice (USPAP), in addition to the requirements set by different bodies, such as the Ministry of Finance, the Brazilian Central Bank, Banco do Brasil, Brazilian Securities and Exchange Commission (CVM), Superintendence of Private Insurance (SUSEP), etc.
  The report presents all limiting conditions provided for the methodologies adopted, which affect the analysis, opinions and conclusions contained on same.
  APSIS declares that it has no direct or indirect interest in the companies that are subject matter of this report, or in their respective controlling companies, or the operation to which the “Plan and Justification” refers. And, further, that there is no material event that may characterize any current or potential conflict or pooling of interests for the issuance of this Appraisal Report.
  In the course of our work, the controlling shareholders and managers of the companies subject matter of this report have not directed, limited, caused difficulties or performed any acts that had or may have affected the access, use or knowledge of the information, goods, documents or work methodologies important for the quality of our conclusions.
  The Report was prepared in full compliance with the requirements of the Codes of Professional Ethics of the Federal Council of Engineering, Architecture and Agronomy (CONFEA) of the Institute of Legal Engineering.
  The current report is a summary from the original statement, without the described pictures and the detailed worksheets evaluation. The complete version of the statement RJ-057/05 is filed at the companies locations (BELGO and CST).

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3. LIMITATION OF LIABILITY
  To prepare this report, APSIS used non-audit historical information and data or those audited by third parties, and projected, non-audited data provided verbally or in writing by the company’s management, or obtained from the sources mentioned here. Accordingly, APSIS assumed that the data and information obtained for this report are true, and that APSIS has no liability in relation to its accurateness.

  The scope of this work does not include auditing the financial statements or reviewing the services performed by their auditors.

  Our work was developed exclusively for the use of the applicants, aiming the purpose previously stated. Therefore, this report may be disclosed as part of the documents of Belgo’s corporate restructuring (APSL and AAB merger and CST shares merger), and the reference to this document in the related publications is authorized. It also may be filed with the SEC and CVM (Brazilian and Exchange Commission) and made available to shareholders and third parties, including through the websites of the companies involved.

  Please not that the comprehension of the conclusion of this report requires its integral reading, including its attachments. Therefore, one may not reach to conclusions from its partial reading.
  We will not be liable for incidental losses of the applicant and its shareholders, officers, creditors or other parts, resulting from the use of the data and information provided by the company and included in this report.

  The analysis and conclusions in this report are based on several assumptions, on this date, of future operational plans, such as: macroeconomic factors, values adopted by the market, exchange rate fluctuation, sales prices, volumes, market share, earnings, taxes, investments, operational margins, etc. Thus, the future results may be different from any forecast or estimate contained in this report.

  This appraisal does not reflect events and their respective effects occurred after the issuance of this report.

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4. APPRAISAL METHODOLOGY

ASSETS APPROACH – NET EQUITY AT MARKET VALUE

This methodology derives from the generally accepted accounting principles (GAAP), where the financial statements are prepared based on the historical cost principle, i. e. the acquisition cost. Due to this and the basic accounting principles, the book value of a company’s assets minus the book value of its liabilities is equal to the book value of its net equity.

The methodology first considers the book value of the assets and liabilities, and requires adjustments to a few of these items, so as to reflect their likely realization values. The result of this method may give an initial base to estimate a company’s value, and a useful base to compare the results of other methodologies.

On the other hand, the basic principles of economics allow us to create the following appraisal technique: the assets defined value minus the liability defined value is equal to the defined value of a company’s net equity. Within an appraisal view, the relevant value definitions are those appropriate to the appraisal purposes.

Therefore, the asset approach aims to evaluate a company value by adjusting the book values (net balance) to their respective fair market values. The assets and liabilities deemed relevant are evaluated by the fair market value, with the comparison of this value and its book value (net balance) .

The general appraisal criteria used to adjust the assets subject to appraisal at market price are detailed in chapter 10 of the report.

These adjustments, duly analyzed, are added to the book Net Equity value to determine a company’s market value by the assets approach. The fair market value of a company will be the Net Equity, with due regard for the adjustments found for the appraised assets and liabilities.

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Please note that our work did not include the identification and valuation of the Company’s property, plant and equipment, non-recorded in the accounting statements, nor the identification and quantification of assets non-recorded or non-disclosed by the Company’s management.

In this appraisal, the methodology and the scope adopted aimed to evaluate a company in going concern. Therefore, the costs incurred with the realization of assets or requirement of liabilities, as well as those related to the companies’ bankruptcy or liquidation processes, have not been included in the calculations.

MAIN PHASES OF THE APPRAISAL

  Reading and analysis of the companies’ interim balance sheets.

  Analysis of the assets and liabilities accounts recorded in the company balance sheet to identify the accounts subject to adjustments and to calculate its probable market values.

  The company’s property, plant and equipment adjustments at their respective market values, based on the equity appraisals performed by APSIS.

  Application of the equity adjustment method to the net equity at market values for the controlled and affiliate companies to calculate the amount of investments.

  Calculation at market value of the net equity of the companies and their shares and/or quotas.

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5. MARKET ANALYSIS

Brazil is the largest steel and iron producer in Latin America. The table below shows the crude steel production per country for year 2004:

Gross Steel Production 10[3]t

COUNTRIES	2004

BRAZIL	32,913.1
MÉXICO	16,729.6
ARGENTINA	5,125.6
VENEZUELA	4,560.8
CHILE	1,579.1
TRINIDAD ANDTOBAGO	814.9
COLÔMBIA	730.1
PERU	726.0
CUBA	192.0
PARAGUAY	107.2
ECUADOR	71.7
URUGUAY	57.7

TOTAL	59,580.6

Source: Iron and Steel Latin American Institute ( ILAFA)

In Brazil, the most produced category is the pig iron, followed by the crude steel.

The table below shows the iron and steel production in Brazil in 2004, according to several categories:

PRODUCTS	2004 10[3]t

CRUDE STEEL	32,913.1
ROLLED	23,365.6
FLAT	14,441.4
LONG	8,924.2
UNFINISHED PRODUCT FOR SALES	7,187.7
PLATES	4,737.4
INGOTS, BLOOMS AND BILLETS	2,450.3
PIG IRON	34,608.2
INTEGRATED PLANTS	24,950.8
INDEPENDENT PRODUCERS	9,657.4
SPONGE IRON	439.7

Source: Brazilian Institute of Steel Metallurgy (IBS)

The Brazilian steel metallurgy started developed when the Portuguese real family came to Brazil. The Ipanema plant, near the city of Sorocaba was inaugurated in 1815. Other plants were constructed in the cities of Congonhas do Campo, Caeté and São Miguel de Piracicaba, all in the State of Minas Gerais.

Propelled by the development in the period of 1917 to 1930, the Brazilian steel metallurgy developed mainly because of the creation of BELGO in the city of Sabará, State of Minas Gerais, which in 1922 associated with Belgian capitals and became Companhia Siderúrgica

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Belgo-Mineira one of the, largest propellers of the national metallurgy.

In the 30’s decade the metallurgy continued growing, propelled by Belgo-Mineira. With the efforts of Getúlio Vargas’ government in 1941, in the municipality of Volta Redonda (RJ), of Companhia Siderúrgica Nacional (CSN). Another important event in that period was the creation of Companhia Vale do Rio Doce (CVRD) in 1942, also resulting from an agreement with the United States, with the mission of enhancing and developing that Minas Gerais valley.

In the 90’s decade the metallurgical park already counted on 43 public and private companies, which summed together approximately 120 blast furnaces.

The installation of these producing units concentrated mainly in the State of Minas Gerais and the Rio-São-Paulo connection, due to the proximity of the regions rich in raw material employed to produce steel, or places with high consumption potential.

In 1991, the Brazilian metallurgy started being privatized, leading to a high production growth over the subsequent years.

Arcelor is the world’s largest steel producer. According to the Metal Bulletin data, Arcelor’s production in 2003 was the highest one, as shows the ranking of the world’s largest steel producers.

Company	Production 2003*

Arcelor	42.8
Nippon Stell	31.8
LNM Group	31.1
JFE Group	29.8
Posco	29.7
Shanghai Baosteel	19.9
Corus Group	18.9
US Steel	17.9
Thyssen Krupp Steel	17.0
Riva Group	15.7

Source: Metal Bulletin	*in millions of tons

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6. CHARACTERIZATION OF THE ARCELOR GROUP

Arcelor is the world’s leader in the metallurgical industry. It originated from the merger of these steel companies: Aceralia (Spain); Arbed (Luxemburg) and Usinor (France), concluded in February 2002. The group develops activities in four segments: (i) production of flat carbon steel, (ii) production of long carbon steel, (iii) production of stainless steel, (iiii) distribution, transformation and commercialization of steel.

The company employs almost 100 thousand people in the world. It produces annually 44 millions of steel tons, having revenues of US$33 billion, and 80% of its sales are destined to Europe.

GEOGRAPHIC PERFORMANCE IN THE WORLD:

In 2004, the South America operations represent 7.1% of the sales of the company, which ended the year with a total production of 46.9 million of tons of crude steel and sales of 43.9 million of rolled products.

The European group has been made most of the acquisitions in Brazil, where the production costs are lower than those in Europe, and the demand is increasing faster. The company states that it intends to invest at least US$ 3.9 billions in the country by the end of this decade. Arcelor is still more interested in markets that are not yet mature, because they have more perspectives.

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7. CHARACTERIZATION OF AAB AND APSL

In Brazil, the Arcelor group operates in the flat steel industry through Arcelor Aços do Brasil Ltda. (AAB) and APSL ONPN Participações S.A. (APSL), which are holdings created to manage the share ownership in the Brazilian metallurgical companies.

AAB holds share ownership in CIA SIDERÚRGICA DE TUBARÃO (CST) and VEGA DO SUL (VEGA) . APSL holds share ownership only in CST.

CORPORATE CAPITAL OF AAB AND APSL

On the base date, the corporate capital of AAB and APSL were composed as follows:

AAB

DISCRIMINATION	Quotas	%

USINOR - FRANCE	1,797,014,818	84.66%

ARCELOR SPAIN HOLDING SL	325.50	15.33%
	1,781
OTHER	100	0.01%
GRAND TOTAL	2,122,516,699	100.00%

APSL

DISCRIMINATION	Shares	%

AAB	1	0.01%
ARCELOR SPAIN HOLDING SL	4.896,865,633	99.99%
GRAND TOTAL	4,896,865,634	100.00%

(*) Considering the subsequent events described in Chapter 9

NET EQUITY OF AAB AND APSL

On the base date, the Net Equity was the following:

AAB

ACCCOUNT	R$ million

REALIZED CAPITAL	2,123

CAPITAL RESERVES	0

PROFITS/ACCRUED LOSSES	339

NET EQUITY	2,462

APSL (considering the events and adjustments described in Chapter 9)

ACCOUNT	R$ million

REALIZED CAPITAL	369

PROFIT RESERVES	105

PROFITS/ACCRUED LOSSES	93

NET EQUITY	567

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LOCALIZATION MAPS (INDUSTRIAL PLANTS)

CST

Companhia Siderúrgica de Tubarão (CST) was inaugurated in 1983. It is located in the municipality of Serra, State of Espírito Santo. It was created from the association of three important groups of the world’s metallurgical sector at that time: Siderurgia Brasileira S.A.- SIDERBRÁS (Brazil), whose minority partners are Kawasaki Steel Corporation - KSC (Japan) and Societá Finanziaria Siderúrgica Finsider (Italy).

CST is a coking metallurgical plant, with nominal capacity of 5,000,000 t/year of liquid steel, and 100% of its production is through continuous plate casting. Its main products are plates (67%) and coils (32%). It is one of the most important flat rolls companies of the internal market, and it has 27% hot coil market share.

The company exports great portion of its production. Over the past years, CST has sold over 91% of its production to the external market. In 2003, the company obtained the 8th position in the national ranking of exporting companies, and it was responsible for 1.12% of the Brazilian general exports, in US$ Fob.

The table below shows the list of shareholders of CST in May 31, 2005:

LIST OF SHAREHOLDERS

ACIONISTA	TOTAL	%

ARCELOR AÇOS DO BRASIL LTDA	16.911.194.998	33,1745
ARCELOR SPAIN HOLDING SL	10.796.121.514	21,1786
APSL ONPN PARTICIPAÇÕES S.A.	5.352.750.659	10,5004
VICTORIA BAY OVERSEAS S L	4.034.524.170	7,9145
Total ( 1+2+3+4)	37.094.591.341	72,7681
Empregados	335.300.651	0,6578
Acionistas c/ participação superior a 0,8%	3.758.245.266	7,3725

Demais	9.788.302.772	19,2016
TOTAL	50.976.440.030	100,0

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VEGA

The company started its activities in 2003. Its shareholders are AAB (75%) and CST (25%). It is focused on cold rolled and galvanized products through the processing of hot coils supplied exclusively by CST.

With a production capacity of 880 thousand of tons, it is the main consumer of the CST coils in the internal market, responsible for 28% of the total coil sales in 2004.

The company should operate with its full capacity until the end of 2005, consolidating itself in the galvanized steel category in Brazil. Approximately 70% of Vega do Sul’s sales are destined mainly to the automotive industry, where its estimated market share is 35%, and the production of vehicle bodies.

The table below shows the list of Vegas’ shareholders:

	Common
	Registered Shares
Shareholders	%	Total %

AAB	200,965,646	75
CST	66,988,549	25
Total	267,954,195	100

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8. CHARACTERIZATION OF BELGO

Since its foundation in 1921, BELGO belongs to the Arbed Group (Luxemburg) . In 2002, the Arbed merged into other European metallurgical companies originating the Arcelor Group, the largest metallurgical group in the world. BELGO is now an industrial holding, since it does not have its own property, plant and equipment.

BELGO operates in the metallurgical industry through the companies Itaúna Siderúrgica Ltda., located in the city of Itaúna, State of Minas Gerais, and Belgo Siderurgia S.A., with industrial units in João Monlevade, Sabará and Juiz de Fora, in the State of Minas Gerais, and Piracicaba, in the State of São Paulo, and Vitória, State of Espírito Santo. Belgo Siderurgia is also the parent company of Acindar – Indústria Argentina de Aceros S.A., the largest long steel producer in Argentina.

It operates in the wire drawing sector through the companies BBA – Belgo Bekaert Arames S.A., with industrial units in Contagem and Sabará, State of Minas Gerais, in Osasco and Hortolândia, in the State of São Paulo; Jossan S.A., located in Feira de Santana, State of Bahia; BMB – Belgo-Mineira Bekaert Artefatos de Arame Ltda., with units in Vespasiano and Itaúna, in the State of Minas Gerais; and the BBA affiliate, Wire Rope Industries (WRI) Group, with plants in Canada, Peru, Chile and Brazil (in the city of Osasco, São Paulo).

CORPORATE CAPITAL

On the base date, the list of BELGO’s shareholders was the following:

DISCRIMINATION	COMMON	PREFERRED	TOTAL
	SHARES	SHARES	SHARES
	(THOUSAND)	(THOUSAND)	(THOUSAND)

ARCELOR Group	2,681,394	1,461,445	4,142,839

CENTRUS - Fund. Bco.
Central Prev. Priv.	367,680	0	367,680

PREVI - Cx. Prev. Func.
Banco Brasil	285,999	314,228	600,227

OTHER	569,928	1,335,155	1,905,083

TREASURY STOCK	0	68,300	68,300

TOTAL	3,905,001	3,179,128	7,084,129

For appraisal purposes, the treasury shares were excluded from the total outstanding shares.

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BELGO SIDERURGIA S/A

BELGO concentrates 99% of its investments in BELGO SIDERURGIA, which in turn directly operates the industrial units of Sabará, Monlevade, Juiz de Fora, Piracicaba and Vitória. It also operates as a holding of the wire drawing and services companies, and also of ACINDAR.

On the base date, the list of shareholders of BELGO SIDERURGIA was the following:

DISCRIMINATION	TOTAL SHARES

BELGO	2,692,709
OTHER	24,196
TOTAL	2,716,905

ACINDAR INDUSTRIA ARGENTINA DE ACEROS S/A

ACINDAR is an integrated steelworks that operates through a direct reduction unit that produces long products, including square iron bars, wire rod, slabs and shapes, hot stripes, wires and sewed tubs.

BELGO BEKAERT ARAMES S/A (BBA)

BBA is the main company in the wire drawing industry. It produces wire and cordages, and is the sole Brazilian producer of cordage thread for prestressed concrete. Its annual production capacity reaches 700,000 tons of wiredraws, and it has industrial units in Contagem and Sabará, State of Minas Gerais; Hortolândia and Osasco, in the State of São Paulo.

BELGO MINEIRA BEKAERT ART. DE ARAME LTDA (BMB)

It produces steel cord (steel cord for radial tire) and hose wire (wires to reinforce hoses), and it has plants in the cities of Vespasiano and Itaúna.

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BELGO BEKAERT NORDESTE S/A (BBN)

Trefilaria de Feira de Santana – BA. It produces nails and wire for agriculture.

CAF SANTA BÁRBARA LTDA.

CAF Santa Bárbara operates with reforestation and wood coal production. It produces timber for the furniture, agriculture and civil construction industries. In 2004, it produced around 933 thousand of cubic meters of wood coal.

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OTHER COMPANIES OF THE BELGO GROUP

The companies below are service companies, small industries or only affiliates.

BELGO -MINEIRA PART. E IND. E COM. SA.

Belgo-Mineira Participação Indústria e Comércio S.A. (BMP) was created in 1995 especially to manage the leasing, with purchase option, of the facilities of Mendes Júnior Siderurgia S.A. (MJS), current industrial plant of Juiz de Fora. On the base date of this report, BMP had no operational activities.

BELGOPAR LTDA.

Dormant company without operational activities on the base date.

ITAÚNA SIDERURGIA LTDA.

Products for the metal working and metallic structures, furniture and metallurgical industries in general. It has a rolling mill with installed capacity of 100 thousand t/y.

SOL COQUERIA TUBARÃO

This company is still in the construction phase. It will be installed at the CST industrial park, in the municipality of Serra, State of Espírito Santo. As of 2006, SOL Coqueria Tubarão S.A. will produce 1.55 millions of tons of metallurgical coke to assist with the CST and other metallurgical plants expansion.

BMS – BELGO MINEIRA SISTEMAS S/A.

Established in January 1984, BMS - Belgo-Mineira Sistemas is engaged in the development of IT solutions and provision of services. BMS provides services to clients of most varied areas, such as metallurgy, industries, logistics, transports, health and financial areas in Brazil and abroad.

BELGO -MINEIRA ENGENHARIA LTDA.

This company provides engineering services to the group’s industrial units.

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BMF – BELGO -MINEIRA FOMENTO MERCANTIL LTDA.

This is a factoring company that works with the acquisition of assets. It also makes collections and provides technical -consulting support to the financial area.

BELGO -MINEIRA COMERCIAL EXPORTADORA SA.

This company provides foreign trade services to the other group companies.

USINA HIDRELÉTRICA GUILMAN -AMORIN SA

A power generation company, with capacity of 140 MW.

BEMEX INTERNACIONAL LTDA.

It provides foreign trade services to the other group companies.

BELGO -MINEIRA URUGUAY S.A.

It provides foreign trade services to the other group companies.

PBM - PICCHIONI BELGO -MINEIRA DTVM S.A.

It provides financing services to the other group companies.

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CIMAF CABOS S.A.

Company in which BBA holds 50% share ownership. It is controlled by Wire Rope Industries Group (WRI), Canada, and produces steel cables for the mechanical industry, for elevators, oil platforms and use in general. The company has operational unit in the city of Osasco, São Paulo.

PROCABLES S.A.

Company in which BBA holds 47.74% of the capital. It is controlled by Wire Rope Industries Group (WRI), of Canada. It produces steel cables for the mechanical industry, for elevators, oil platforms and use in general. The company has operational unit in Peru.

PRODUCTOS DE ACEROS S.A. – PRODINSA

Company in which BBA holds 50% of the capital. It is controlled by the WR Group. It produces steel cables for the mechanical industry, for elevators, oil platforms and for use in general. It has operational unit in Chile.

WIRE ROPE INDUSTRIES LIMITED

Company in which BBA holds 50% of the capital. It is controlled by the WRI Group. It produces steel cables for the mechanical industry, for elevators, oil platforms and use in general. It has operational unit in Canada.

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9. THE OPERATION

The Operation

  PHASE 1: BELGO will merger AAB and APSL.

  PHASE 2: BELGO will merger CST shares.

EVENTS AND AJUSTMENTS CONSIDERED IN THE APPRAISAL

•
For this appraisal, in Phase 1, which consists of the AAB and APSL merger by BELGO, we considered APSL’s capital increase by subscription performed on June 3, 2005, in the amount of R$ 248,852,480.00 with the issuance of 2,262,349,818 shares, and APSL’s acquisition of 2,721,968,485 shares in CST, made with funds from the capital increase. These events will be reflected in the adjusted balance sheet of APSL

•
In Phase 2, which refers to the merger of CST shares, we already considered the effects of the AAB and APSL merger by BELGO, assuming that this operation will be approved. Thus, we considered that BELGO owns 22,267,595,982 shares in CST and 200,965,646 shares in VEGA DO SUL S/A, and the new amount of BELGO shares, according to the Protocol of Merger (Phase 1) is equal to 9,871,421,612 shares.

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10. GENERAL APPRAISAL CRITERIA

The table below shows the defined general criteria to evaluate each account and/or group of accounts of the companies involved in the operation:

GROUP OF ACCOUNTS	PREMISES	APPRAISAL CRITERION

GENERAL	Accounts amounting to less than R$100,000.00 have	Market value identical to the book value.
not been analyzed, and the book value was kept,
except for those consolidated in a specific group.

Cash, banks, financial	Highly-liquidity assets, with book values very similar or	Market value identical to the book value.
investments, accounts receivable	equal to the market value.
from clients, factoring and
dividends receivable from
controlled companies

Reserve for doubtful accounts	The criterion of reserving credit for the accounts	Market value identical to the book value.
pending payment for over 90 days was deemed
adequate. Despite this criterion is not uniform, it is
adopted by the most relevant companies.

Prepayment without supply	Accounts of advance to suppliers with high liquidity	Market value identical to the book value.
level.
Prepayment to suppliers

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GROUP OF ACCOUNTS	PREMISES	APPRAISAL CRITERION

Debit balance current accounts	The main account refers to advances for tax debts to	Market value identical to the book value
(CST)	the city government of Serra, to offset with payable
taxes.

Employees’ debts (CST)	Employees’ advances with market value preserved by	Market value identical to the book value
the offset with severance amounts.

Several realizable amounts (CST)	High-liquidity debit notes, mainly.	Market value identical to the book value

Loans to the group companies	High liquidity assets.	Market value identical to the book value.
(Belgo)

Early payments and other assets	Non-recoverable amounts advanced to forwarders and	Null market value
(Belgo)	insurers.

Short-term recoverable taxes	Tax credits whose amounts are very similar to the	Market value identical to the book value
short-term payable taxes.

Inventory	Inventory of finished products and production material	Market value identical to the book value
have been appraised at their book values, since the
appraisal at market value considers the continue use of
the assets and obsoleteness appraisals on a quarterly
basis.

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GROUP OF ACCOUNTS	PREMISES	APPRAISAL CRITERION

Long-term financial investments	High liquidity assets with book values very similar or	Market value identical to the book value
equal to the market values.

Long-term loans to controlled	High liquidity assets.	Market value identical to the book value
and affiliate companies

Bonds and court deposits	Assets guarantying processes, whose decisions will be	Market value identical to the book value
probably favorable.

Real properties for sale	Assets whose book value is very similar to the sales	Market value identical to the book value
value

Long-term recoverable taxes and	Tax credits accounted for at their current realization	Market value identical to the book value
contributions (Belgo)	values, as informed by Belgo’s Board of Executive
Committee.

Long-term recoverable taxes and	Tax credits whose realization is estimated by July	Market value identical to the book value
contributions (CST)	2005.

Long-term recoverable tax credit	Credits related to tax suit with favorable decision in	Amount with premium calculated at estimate
(CST)	the appeals court, deferred in 132 months	SELIC rate

Non-permanent share ownership	Main amounts related to low-liquidity shares of	Null market value
(CST)	telephone government companies.

FUNRES-FUNDO RECUP. ECON.	Short-term non recoverable advances.	Null market value
E.S (CST)

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GROUP OF ACCOUNTS	PREMISES	APPRAISAL CRITERION

AFECC-CONVÊNIO HOSP. S. RITA	Short-term non-recoverable advances.	Null market value
(CST)

Advanced expenses (Belgo)	Commission payments to IFC (Guilman).	Null market value (Guilman)

Other long-term receivable	The most relevant value refers to the BMP credits to	Market value identical to the book value
accounts	BS, offset with the Mendes Junior assumed debts, paid
by BMP.

Other investments (Belgo)	Non-reappraised minority share ownership.	Market value identical to the book value

Investment premium/discount	Amounts already included in each company’s Net	Null market value
Equity, at market value.

Land, buildings, machine,	Specific appraisal reports, whose summaries are shown	Market value
equipment, installments, vehicles	in Attachment 1.
and works in progress

Hardware and software,	Assets with depreciated book values similar to the	Market value identical to the book value
depreciation of hardware and	market value.
software

APSIS CONSULTORIA	28
REPORT RJ-057/05

GROUP OF ACCOUNTS	PREMISES	APPRAISAL CRITERION

Mining rights, depletion of mining	Mina do Andrade’s market value calculated under the	Market value
rights (Belgo)	Leasing Agreement (Attachment 1) information,
supplied by Belgo’s Board of Executive Committee.

Forest reserves (Belgo)	Appraised based on the market value (purchase and	Market value
sale) per solid m3, including the last estimate
performed and the time of growth (Attachment 1).

Prepayment to suppliers –	Amounts that will be included in the property, plant	Market value identical to the book value
Property, plant and equipment	and equipment when the project is concluded.

Differed expenses	Expenses accounted for at their current realization	Market value identical to the book value
values, as informed by Belgo’s Board of Executive
Officers.

Suppliers, salaries payable	All obligations to suppliers were calculated at their	Market value identical to the book value
book values.

Debentures and financial costs	Current value calculated based on the interest rates	Market value
(Belgo)	showed in explanatory note 13 of the Financial
Statement.

Other accounts payable	BS’s balance related to the Mendes Junior assumed	Market value
debts, is zero after payment by BMP.

APSIS CONSULTORIA	29
REPORT RJ-057/05

GROUP OF ACCOUNTS	PREMISES	APPRAISAL CRITERION

Long and short-term loans and financings in	Amounts calculated by their face values	Market value identical to the book value
national and foreign currency

Long and short-term payable taxes,	Amounts subject to offset with tax credits,	Market value identical to the book value
contributions and social charges	and the balance payable calculated at their
face values.

Reserve for Income Tax (IR)and Social	Recalculated based on the assets appraisal.	Amount calculated with 34% on the
Contribution on Net Profits (CSLL) on		reappraisal gains.
surplus / re-appraisal of the property,
plant and equipment

Reserve for short-term financial charges	Unpaid amounts for immediate liquidation of	Null market value
(CST)	financings.

Current accounts with credit balance (CST)	Amounts early paid by creditors, affiliate	Market value identical to the book value
companies mainly.

Social contribution on profit – summer plan	Reserve for court suit, favorable decision	Null market value
(plano verão) (CST)	rendered in 2005.

Long-term debentures	Current value calculated based on the	Market value
interest rates mentioned in explanatory note
13 of the Financial Statements.

Reserve for contingencies	Reserve for court suits with probable	Market value identical to the book value
unfavorable decision

APSIS CONSULTORIA	30
REPORT RJ-057/05

11. APPRAISAL OF THE CST NET EQUITY AT MARKET VALUE

In this appraisal, the assets approach was adopted to calculate the market value of the CST Net Equity. In this approach, we analyzed the relevant assets and liabilities so as to reflect their fair market value.

APPRAISAL OF THE PROPERTY, PLANT AND EQUIPMENT

The property, plant and equipment are the most important ones within CST. The appraisal of these assets is shown below:

FIXED ASSETS (R$ MILLIONS)	5.696,99
LAND	15,09
BUILDINGS/FACILITIES	989,92
MACHINES/EQUIP	4.691,98

APPRAISAL OF THE OTHER ASSETS AND LIABILITIES

The other assets were appraised under the criteria in chapter 10, as show the calculation charts in Attachment 1.

APSIS CONSULTORIA	31
REPORT RJ-057/05

AMOUNT OF THE CST NET EQUITY AT MARKET VALUE

The table below shows the CST Net Equity at market price, including the respective adjustments of the main accounts:

RELEVANT			( REAIS MILHÕES )

ACCOUNTS		CONTABIL	MERCADO	AJUSTE

ASSETS		11.146,71	8.667,88	-2.478,83

SHORT-TERM ASSETS		1.726,77	1.726,77	0,00
LONG-TERM ASSETS		342,13	193,80	-148,33
PERMANENT ASSETS		9.077,81	6.747,31	-2.330,50
INVESTMENTS		1.104,91	1.050,32	-54,59

CST Com. Ext.	100,00	1,22	1,22	0,00
CST Corp BV	100,00	702,74	702,74	0,00
SOL	62,00	216,78	216,44	-0,33
VEGA	25,00	184,10	129,83	-54,26
OUTROS		0,07	0,07	0,00
AGIOS/DESAGIOS		0,00	0,00	0,00
PROPERTY, PLANT AND EQUIPMENT		7.965,83	5.696,99	-2.268,84

DEFERRED ASSETS		7,07	0,00	-7,07
LIABILITIES		3.208,83	2.425,68	-783,15

SHORT-TERM LIABILITIES		1.155,20	1.056,02	-99,18
LONG DEFERRED ASSETS		2.053,63	1.369,66	-683,98

NET EQUITY		7.937,88	6.242,20	-1.695,68

APSIS CONSULTORIA	32
REPORT RJ-057/05

VALUE OF THE CST SHARES

50,976,440,030 shares	SHARE VALUE –
TRANCHES OF ONE
THOUSAND

book equity value	R$ 155.716703
adjustment per share	(R$ 33.264020)
equity amount adjusted at market value	R$ 122.452683

APSIS CONSULTORIA	33
REPORT RJ-057/05

12. APPRAISAL OF THE AAB NET EQUITY AT MARKET VALUE

APPRAISAL OF THE INVESTMENT IN VEGA

VEGA is a steel transformation plant that employs the most modern processes for scouring, cold rolling and galvanization. It was officially inaugurated on April 27, 2004, but the galvanization operations started in July 2003, and the scouring and rolling operations started in September and October, respectively.

As this is a newly-inaugurated plant, we considered the property, plant and equipment book value equal to the market value.

For the other assets and liabilities, we adopted the criteria described in chapter 10, as shown in the calculation chart of Attachment 1.

NET EQUITY AT MARKET VALUE

The table below shows the AAB Net Equity at market price, including the respective

RELEVANT			VALOR ( REAIS MILHÕES )

ACCOUNTS		CONTABIL	MERCADO	AJUSTE

ASSETS		2.541,52	2.460,33	-81,19

SHORT-TERM ASSETS		0,00	0,00	0,00
LONG-TERM ASSETS		0,00	0,00	0,00
PERMANENT ASSETS		2.541,52	2.460,33	-81,19
INVESTMENTS		2.541,52	2.460,33	-81,19

VEGA	75,00	525,09	389,50	-135,58
CST	33,17	2.009,63	2.070,82	61,19
OUTROS		0,00	0,00	0,00
AGIOS/DESAGIOS		6,80	0,00	-6,80
PROPERTY, PLANT AND EQUIPMENT		0,00	0,00	0,00

OUTROS		0,00	0,00	0,00
DEFERRED ASSETS		0,00	0,00	0,00
LIABILITIES		79,24	79,24	0,00

SHORT-TERM LIABILITIES		0,00	0,00	0,00
LONG-TERM LIABILITIES		79,24	79,24	0,00

NET EQUITY		2.462,28	2.381,09	-81,19

adjustments of the main accounts:

APSIS CONSULTORIA	34
REPORT RJ-057/05

ADJUSTMENT ORIGINS

The table below shows, in a summarized form, the origins of the adjustments of the AAB Net Equity:

R$ millions

TOTAL VARIATION	(R$ 81,19)
AGIOS/DESAGIOS	(R$ 6,80)
CST e VEGA FIXED ASSETS	(R$ 752,68)
DEFERRED	(R$ 147,95)
ACCONT INVEST.CST/AAB	R$ 623,73
PROV.IR/CS FIXED ASSET VALUATION	R$ 259,81
OTHERS	(R$ 57,30)

VALOR DAS QUOTAS AAB

2,122,516,699 quotas	QUOTA VALUE- ONE
THOUSAND
book equity value	R$ 1,160.075194
adjustment per quota	(R$38.252897)
equity amount adjusted at market value	R$ 1,121,822297

APSIS CONSULTORIA	35
REPORT RJ-057/05

13. APPRAISAL OF THE APSL NET EQUITY AT MARKET VALUE

The criteria described in chapter 10, as shown in the calculation charts in Attachment 1, were used to appraise the APSL assets and liabilities.

We considered the subsequent events and adjustments described in Chapter 9 (see adjusted balance sheet in Attachment 2) to calculate the APS Net Equity at market and the swap ratio.

respective adjustments of the

NET EQUITY AT MARKET VALUE

The table below shows the APSL Net Equity at market value, including the respective adjustments of the main accounts:

RELEVANT		VALOR ( REAIS MILLION )

ACCOUNTS		CONTABIL	MERCADO	AJUSTE

ASSETS		580,47	657,05	76,57

SHORT-TERM ASSETS		0,23	0,23	0,00
LONG-TERM ASSETS		0,92	0,92	0,00
PERMANENT ASSETS		579,33	655,91	76,57
INVESTMENTS		579,33	655,91	76,57

CST	10,51	665,06	655,91	-9,16
AGIOS/DESAGIOS		-85,73	0,00	85,73
PROPERTY, PLANT AND EQUIPMENT		0,00	0,00	0,00
DEFERRED ASSETS		0,00	0,00	0,00
LIABILITIES		13,23	13,23	0,00

SHORT-TERM LIABILITIES		0,00	0,00	0,00
LONG-TERM LIABILITIES		13,23	13,23	0,00

NET EQUITY		567,24	643,82	76,57

VALUE OF THE APSL SHARES

4,896,865 thousand shares	VALUE
(Tranches of one
thousand shares)

book equity value	R$ 115.838221

adjustment per share	R$ 15.637541

equity amount adjusted	R$ 131.475762
at market value

APSIS CONSULTORIA	36
REPORT RJ-057/05

14. APPRAISAL OF THE BELGO NET EQUITY AT MARKET VALUE

We adopted the asset approach to appraise the BELGO Net Equity at market value. In this approach, we calculated the relevant assets and liabilities so as to reflect their fair market value.

INVESTIMENTS

To appraise the BELGO investments we adopted the criteria described in Chapter 10.

The next table shows the appraisal of the property, plant and equipment of the invested companies’ operational units.

APPRAISAL OF THE OTHER ASSETS AND LIABILITES

To appraise the other assets and liabilities, we adopted the criteria described in Chapter 10, as shown in calculation plans in Attachment 1.

COMPANY	PROPERTY, PLANT & EQUIPMENTTotal (R$ millions
ACINDAR	LAND	11,86
	BUILDINGS/FACILITIES	118,92
	MACHINES/EQUIP	1.082,34
	OTHER	14,15

ACINDAR Total		1.227,27

BBA	LAND	39,74
	BUILDINGS/FACILITIES	157,91
	MACHINES/EQUIP	386,03
	OTHER	-

BBA Total		583,68

BELGO SIDERURGIA	LAND	149,39
	BUILDINGS/FACILITIES	547,05
	MACHINES/EQUIP	2.168,63
	OTHER	256,87

BELGO SIDERURGIA Total		3.121,94

BMB	LAND	0,84
	BUILDINGS/FACILITIES	22,37
	MACHINES/EQUIP	155,10
	OTHER	-

BMB Total		178,31

CAF	LAND	131,62
	BUILDINGS/FACILITIES	0,82
	MACHINES/EQUIP	5,64
	OTHER	293,36

CAF Total		431,44

Global Total		5.111,20

APSIS CONSULTORIA	37
REPORT RJ-057/05

BELGO SIDERURGIA NET EQUITY AT MARKET VALUE

The table below shows the BELGO SIDERURGIA Net Equity at market value. This company holds the majority portion of Belgo’s assets:

RELEVANT		VALOR ( REAIS MILHÕES )

ACCOUNTS		CONTABIL	MERCADO	AJUSTE

ASSETS		6.545,23	8.405,19	1.859,96

SHORT-TERM ASSETS		1.735,73	1.731,93	-3,80
LONG-TERM ASSETS		661,14	654,34	-6,79
PERMANENT ASSETS		4.148,36	6.018,92	1.870,56
INVESTMENTS		1.815,91	2.456,49	640,57

BMU	100,00	229,45	229,45	0,00
BELGOPAR	100,00	1,86	1,86	0,00
ITAUNA	99,90	9,17	9,00	-0,17
ACINDAR	72,68	584,24	994,24	409,99
BBA	55,00	382,41	528,52	146,11
BMB	55,50	69,90	94,11	24,22
CAF	100,00	193,42	360,11	166,69
BMS	100,00	22,59	22,59	0,00
BEMEX	100,00	5,44	5,44	0,00
BMF	99,50	53,16	52,54	-0,62
BIL	100,00	18,82	18,03	-0,79
SOL	37,00	129,17	129,17	0,00
OUTROS		11,42	11,42	0,00
AGIOS/DESAGIOS		104,85	0,00	-104,85
DEFERRED ASSETS		1.891,96	3.121,94	1.229,98

DIFERIDO		440,49	440,49	0,00
LIABILITES		2.949,86	2.128,15	-821,72

SHORT-TERM LIABILITIES		2.262,23	1.024,84	-1.237,39
LONG-TERM LIABILITIES		687,63	1.103,31	415,67

NET EQUITY		3.595,37	6.277,05	2.681,68

APSIS CONSULTORIA	38
REPORT RJ-057/05

BELGO NET EQUITY AT MARKET VALUE

The table below shows the BELGO Net Equity at market value, including the respective adjustment origins:

RELEVANT		VALOR ( REAIS MILHÕES )

ACCOUNTS		CONTABIL	MERCADO	AJUSTE

ASSETS		4.476,07	6.430,99	1.954,92

SHORT-TERM ASSETS		2,08	2,08	0,00
LONG-TERM ASSETS		122,91	122,91	0,00
PERMANENT ASSETS		4.351,08	6.305,99	1.954,92
INVESTMENTS		4.349,62	6.305,99	1.956,38

BS	99,11	3.538,52	6.221,15	2.682,62
BMP	99,98	38,45	68,19	29,73
* GUILMAN	51,00	17,10	16,17	-0,93
BME	99,00	0,50	0,50	0,00
OUTROS		0,00	0,00	0,00
AGIOS/DESAGIOS		755,05	0,00	-755,05
PROPERTY, PLANT AND EQUIPMENT		0,00	0,00	0,00

DIFERIDO		1,46	0,00	-1,46
LIABILITIES DEFERRED ASSETS		38,92	38,92	0,00

SHORT-TERM LIABILITIES		38,92	38,92	0,00
LONG-TERM LIABILITIES		0,00	0,00	0,00

NET EQUITY		4.437,15	6.392,07	1.954,92

APSIS CONSULTORIA	39
REPORT RJ-057/05

ADJUSTMENT ORIGINS

The table below shows, in a summarized form, the origins of the adjustments of the Belgo Net Equity:

valores em R$ milions
TOTAL VARIATION	1.954,92
AGIOS/DESAGIOS	(859,04)
INVESTED FIXED ASSETS	2.345,08
LIABILITIES	1.226,37
IR/CS FIXED ASSETS VALUATION PROV	(804,33)
OTHERS	46,84

VALUE OF BELGO SHARES

7,015,829 thousand shares	VALUE (tranches of one
thousand shares)
book equity value	R$ 632.448398
adjustment per share	R$ 278.643725
Equity amount adjusted at market value	R$ 911.092123

(*) excluding the treasury shares

APSIS CONSULTORIA	40
REPORT RJ-057/05

15. SWAP RATIO CALCULATION

PHASE 1 (AAB and APSL MERGER)

NET EQUITY AT MARKET
	BELGO	AAB	APSL

NET EQUITY AT MARKET (R$ MILLIONS)	R$ 6,392	R$ 2,381	R$ 644
TOTAL SHARES/QUOTAS	7,015,829,297	2,122,516,699	4,896,865,634
R$ PER THOUSAND OF SHARES/QUOTAS	R$ 911.092123	R$ 1,121.822297	R$ 131.475762
SWAP RATIO	1.000000	0.812154	6.929735

Note: Amount of AAB or APSL wuotas/shares for one BELGO share, considering the events and adjustments in Chapter 9.

PHASE 2 (CST SHARES MERGER)

NET EQUITY AT MARKET
	BELGO	CST

NET EQUITY AT MARKET (R$ MILLIONS)	R$ 9,417	R$ 6,242
TOTAL SHARES/QUOTAS	9,871,421,612	50,976,440,030
R$ PER THOUSAND OF SHARES/QUOTAS	R$ 953.963155	R$ 122.452683
SWAP RATIO	1.000000	7.790463

Note: Amount os CST shares for one BELGO share, considering the realization in Phase 1.

APSIS CONSULTORIA	41
REPORT RJ-057/05

16. CONCLUSION

Based on the analysis of the above-mentioned documentation and the APSIS studies, the experts concluded that the swap ratios of the BELGO shares for AAB shares and APSL shares, appraised according to the Net Equity at market value under the asset approach on May 31, 2005, are the following:

0.812154 AAB quotas for 1 BELGO share; and

6.929735 APSL shares for 1 BELGO share.

And the swap ratio of BELGO shares, (after the merger of AAB and APSL), for the CST shares is the following:

7.790463 CST shares for 1 BELGO share.

Report RJ-057/05 is concluded. It is composed of forty six (46) pages typed on one side, and one (1) attachment, and it was prepared in two (2) original counterparts. APSIS Consultoria Empresarial S/C Ltda., CREA/RJ 82.2.00620 -1 and CORECON/RJ RF/2.052 -4, an asset appraisal specialized company, undersigned by its legally authorized officers, is available for any necessary clarification.

Rio de Janeiro. July 19, 2005.

ANA CRISTINA FRANÇA DE SOUZA	VERÔNICA ROCHA DE OLIVEIRA
Partner-officer	Accountant (CRC/RJ 69548/O-9)

LUIZ PAULO CESAR SILVEIRA	CLAUDIO MARÇAL DE FREITAS
Officer	Accountant (CRC/RJ 55029/O-1)

CESAR DE FREITAS SILVESTRE
Accountant (CRC/RJ 44779/O-3

APSIS CONSULTORIA	42
REPORT RJ-057/05

17. LIST OF ATTACHMENTS

1. APSIS PROFILE

SÃO PAULO – SP	RIO DE JANEIRO – RJ
Av. Vereador José Diniz. 3.300. Cj. 808	Rua São José. 90. sala 1802
Campo Belo. CEP: 04604-006	Centro. CEP: 20010-020
Tel.: + 55 11 5543.7907/5543.3811	Tel.: + 55 21 2210.5073 Fax: + 55 21 2210.2959

APSIS CONSULTORIA	43
REPORT RJ-057/05

APSIS CONSULTORIA	44
REPORT RJ-057/05

APSIS CONSULTORIA	45
REPORT RJ-057/05

APSIS CONSULTORIA

Business Appraisal Fixed Asset Management Enviromental Management Real State Consulting

Rio de Janeiro - RJ Rua São José, 90 - Grupo 1802 Centro, CEP 20010-020 Tel.: +55 (21) 2210.5073 Fax: +55 (21) 2210.2959

São Paulo - SP Av. Vereador José Diniz, 3300 - Conj. 808 Campo Belo, CEP 04606-006 Tel.: +55 (11) 5543.7907 Fax: +55 (11) 5041 8206

www.apsis.com.br

APSIS CONSULTORIA	46
REPORT RJ-057/05

Exhibit 3

COMPANHIA SIDERÚRGICA DE TUBARÃO
NIRE 323.0000.1726 - CNPJ/MF 27.251.974/0001 -02
Publicly Held Company

EXTRAORDINARY SHAREHOLDERS’ MEETING
CALL FOR MEETING

The shareholders of Companhia Siderúrgica de Tubarão (“CST”) are hereby summoned to gather in an Extraordinary Shareholders’ Meeting (“ESM”), to be held on September 12, 2005, at 11:00 a.m., at CST’s headquarters, in Avenida Brigadeiro Eduardo Gomes, nº 930, in the City of Serra, State of Espírito Santo, in order to vote on the merger of shares (incorporação de ações) of CST with Companhia Siderúrgica Belgo-Mineira (“BELGO”) (“Merger of Shares”), including the following: (a) approve the terms and conditions of the “Protocol and Justification of the Merger of Shares of Companhia Siderúrgica de Tubarão with Companhia Siderúrgica Belgo-Mineira” (“Protocolo e Justificação de Incorporação de Ações de Emissão da Companhia Siderúrgica de Tubarão pela Companhia Siderúrgica Belgo-Mineira”) and its exhibits, executed on July 27, 2005 between CST’s and BELGO’s managements, (b) acknowledge the valuation report relating to the book value of CST shares prepared by Afas Adviser Consultores Associados Ltda., (c) acknowledge the valuation reports at economic value prepared by Banco UBS S.A. and Deutsche Bank Securities, Inc., which were used to set the exchange ratio between BELGO shares and CST shares, (d) acknowledge the valuation report relating to the liquidation value of CST and BELGO, at market prices, for the purposes of article 264 of Law 6.404/76, prepared by Apsis Consultoria Empresarial S/C Ltda., and (e) ratify the selection of Banco UBS S.A. to valuate CST shares for appraisal right purposes, approve the respective appraisal report and the amount to be paid for the shares, pursuant to article 45, §3º of Law 6.404/76.

All documents supporting the proposal by CST management relating to the matters of this ESM (including the protocol and justification and reports, among others) are available on the websites of BELGO (www.belgo.com.br) and of CST (www.cst.com.br). A copy of these materials will also be available as of the date hereof on the websites of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (www.cvm.gov.br) and of the São Paulo Stock Exchange (Bolsa de Valores do Estado de São Paulo) (www.bovespa.com.br). Shareholders willing to consult and examine the documents at CST’s headquarters should schedule a visit at a specific date and time with the Investors Relations department (telephone (27) 3348-1333).

Serra, July 28, 2005

Board of Directors

Exhibit 4

COMPANHIA SIDERÚRGICA BELGO-MINEIRA
NIRE 313000463389 - CNPJ/MF 24.315.012/0001 -73
Publicly Held Company

EXTRAORDINARY SHAREHOLDERS’ MEETING
CALL FOR MEETING

The shareholders of Companhia Siderúrgica Belgo-Mineira (“BELGO”) are hereby summoned to gather in an Extraordinary Shareholders’ Meeting (“ESM”), to be held on September 12, 2005, at 14:00 p.m., at BELGO’s headquarters, in Avenida Carandaí, 1115, 23º andar, in the City of Belo Horizonte, State of Minas Gerais, in order to vote on the following: (a) approve the terms and conditions of the “Protocol and Justification of the Merger of Shares of Companhia Siderúrgica de Tubarão with Companhia Siderúrgica Belgo-Mineira” (“Protocolo e Justificação de Incorporação de Ações de Emissão da Companhia Siderúrgica de Tubarão pela Companhia Siderúrgica Belgo-Mineira”) and its exhibits, executed on July 27, 2005 between the managements of Companhia Siderúrgica de Tubarão (“CST”) and BELGO, (b) approve the capi tal increase of BELGO from R$6,002,196,896.39 (assuming the mergers of Arcelor Aços do Brasil S.A. and APSL ONPN Participações into BELGO) to R$9,413,791,410.78, through the issuance of 3,080,348,074 no par value new shares, (c) select Afas Adviser Consultores Associados Ltda. to valuate CST shares with reference to the liquidation value and approve such selection, (d) acknowledge the valuation reports at economic value prepared by Deutsche Bank Securities, Inc. and Banco UBS S.A., which were used to set the exchange ratio between CST shares and BELGO shares, (e) acknowledge the valuation report relating to the liquidation value of CST and BELGO, at market prices, for the purposes of article 264 of Law 6.404/76, prepared by Apsis Consultoria Empresarial S/C Ltda., and (f) specifically approve the merger of shares of CST with BELGO, pursuant to the terms of the “Protocol and Justification of the Merger of Shares of Companhia Siderúrgica de Tubarão with Companhia Siderúrgica Belgo-Mineira” (“Protocolo e Justificação de Incorporação de Ações de Emissão da Companhia Siderúrgica de Tubarão pela

Companhia Siderúrgica Belgo-Mineira”) and its exhibits and, consequently, amend article 5º of the by-laws.

All documents supporting the proposal by BELGO management relating to the matters of this ESM (including the protocol and justification and reports, among others) are available on the websites of BELGO (www.belgo.com.br) and of CST (www.cst.com.br). A copy of these materials will also be available as of the date hereof on the websites of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (www.cvm.gov.br) and of the São Paulo Stock Exchange (Bolsa de Valores do Estado de São Paulo) (www.bovespa.com.br). Shareholders willing to consult and examine the documents at BELGO’s headquarters should schedule a visit at a specific date and time with the Investors Relations department (telephone (31) 3219-1420).

GENERAL INSTRUCTIONS

Only shareholders who are owners of record as evidenced by the share deposit accounts opened in their names by the depositary financial institution three days prior the scheduled date of the ESM may attend such ESM.

Belo Horizonte, July 28, 2005

Carlos Panunzi
President of the Board of Directors

Exhibit 5

COMPANHIA SIDERÚRGICA BELGO-MINEIRA
NIRE 313000463389 - CNPJ/MF 24.315.012/0001 -73
Publicly Held Company

EXTRAORDINARY SHAREHOLDERS’ MEETING
CALL FOR MEETING

The shareholders of Companhia Siderúrgica Belgo-Mineira (“BELGO”) are hereby summoned to gather in an Extraordinary Shareholders’ Meeting (“ESM”), to be held on September 8, 2005, at 14:00, at BELGO’s headquarters, in Avenida Carandaí, 1115, 23º andar, in the City of Belo Horizonte, State of Minas Gerais, in order to vote on the following matters: (1) conversion of all preferred shares into common shares based on the conversion ratio of one common share for each preferred share, and the consequent amendment to article 5 of the bylaws, and (2) merger, by BELGO, of Arcelor Aços do Brasil Ltda. (“AAB”) and of APSL ONPN Participações S.A. (“ASPL”), including the following: (a) approve the terms and conditions of the “Protocol and Justification of the Merger of Arcelor Aços do Brasil Ltda. and APSL ONPN Participações S.A. by Companhia Siderúrgica Belgo-Mineira” (“Protocolo e Justificação de Incorporação da Arcelor Aços do Brasil Ltda. e APSL ONPN Participações S.A. pela Companhia Siderúrgica Belgo-Mineira”) and its exhibits, executed on July 27, 2005 among AAB’s, APSL’s and BELGO’s managements, (b) approve the capital increase due to the mergers, from R$3,000,000,000.00 to R$6,002,196,896.39, and the issuance of 2,855,599,219 new shares, with no par value, (c) appoint Afas Adviser Consultores Associados Ltda. to valuate the liquidation value of AAB and APSL, based on book value, for the purposes of the merger into BELGO, according to article 227 of Law 6.404/76, and approve its valuations, (d) acknowledge the economic-financial valuation of the net asset value of AAB, APSL and BELGO, prepared by Deutsche Bank Securities, Inc., used for the purposes of determining the ratios for the exchange of shares, (e) acknowledge the valuation of the net asset value of AAB, APSL and BE LGO, at market value, for the purposes of article 264 of Law 6.404/76, prepared by Apsis Consultoria

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Empresarial S/C Ltda., and (f) approve the Mergers of AAB and APSL, in accordance with the terms of the “Protocol and Justification of Merger of Arcelor Aços do Brasil Ltda. and APSL ONPN Participações by Companhia Siderúrgica Belgo-Mineira” (“Protocolo e Justificação de Incorporação da Arcelor Aços do Brasil Ltda. e APSL ONPN Participações S.A. pela Companhia Siderúrgica Belgo-Mineira”) and its exhibits, and, consequently, amend article 5 of the bylaws.

All documents supporting the proposal by BELGO’s management relating to the matters of this ESM (including the protocol and justification and reports, among others) are available on the website of BELGO (www.belgo.com.br). A copy of these materials will also be available as of the date hereof on the websites of the Brazilian Exchange Commission (Comissão de Valores Mobiliários) (www.cvm.gov.br) and of the São Paulo Stock Exchange (Bolsa de Valores do Estado de São Paulo) (www.bovespa.com.br). Shareholders willing to consult and examine the documents at BELGO’s headquarters should schedule a visit at a specific date and time with the Investors Relations department (telephone (31) 3219-1420).

GENERAL INSTRUCTIONS

Only shareholders who are owners of record as evidenced by the share deposit accounts opened in their names by the depositary financial institution three days prior the scheduled date of the ESM may attend such ESM.

Belo Horizonte, July 27, 2005

Carlos Panunzi
President of the Board of Directors

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Exhibit 6

COMPANHIA SIDERÚRGICA BELGO-MINEIRA
NIRE 313000463389 - CNPJ/MF 24.315.012/0001 -73
Publicly Held Company

SPECIAL PREFERRED SHAREHOLDERS’ MEETING
CALL FOR MEETING

The shareholders of Companhia Siderúrgica Belgo-Mineira (“BELGO”) holders of preferred shares are hereby summoned to gather in an Special Preferred Shareholders’ Meeting (“SPSM”), to be held on September 8, 2005, at 11:00 a.m., at BELGO’s headquarters, in Avenida Carandaí, 1115, 23º andar, in the City of Belo Horizonte, State of Minas Gerais, in order to vote on the conversion of all BELGO preferred shares into common shares based on the conversion ratio of one BELGO common share for each BELGO preferred share, and the consequent amendment to article 5 of the by-laws.

GENERAL INSTRUCTIONS

Only shareholders who are owners of record as evidenced by the share deposit accounts opened in their names by the depositary financial institution three days prior the scheduled date of the SPSM may attend such SPSM.

Belo Horizonte, July 27, 2005

Carlos Panunzi

President of the Board of Directors

Exhibit 7

ARCELOR

COMPANHIA SIDERÚRGICA BELGO-MINEIRA COMPANHIA SIDERÚRGICA DE TUBARÃO

PUBLIC NOTICE

ARCELOR, a corporation organized under the laws of Luxembourg (“ARCELOR”), and together with its controlled companies, COMPANHIA SIDERÚRGICA BELGO-MINEIRA (“BELGO”) and COMPANHIA SIDERÚRGICA DE TUBARÃO (“CST” and, jointly with BELGO, the “Companies”), following to the information provided by ARCELOR in the notice published in Gazeta Mercantil and Valor Econômico on December 20, 2004 and in the Offer Notice for the Acquisition of CST Common Shares published on June 2, 2005, inform that they intend to carry out a broad corporate reorganization, as mentioned below.

In view of the recent acquisition of the CST control, ARCELOR intends to consolidate its investments and interests in the flat and long carbon steel industry in Brazil in only one publicly held company. Upon the reorganization, its controlled company BELGO, currently the owner of interests in BELGO Siderurgia S.A. and other companies engaged in the long carbon steel industry, will as well concentrate all of its interests in CST and VEGA do Sul S.A. (“VEGA DO SUL”), a cold-rolled and galvanized steel manufacturer, controlled by ARCELOR. Therefore, BELGO will be the holding company owing almost all shares issued by BELGO Siderurgia S.A., CST and VEGA DO SUL, with investments both in the long and flat carbon steel sectors.

As soon as the corporate restructure is completed, BELGO´s name will be changed to ARCELOR BRASIL S.A. (“ARCELOR BRASIL”)

Arcelor Aços Especiais do Brasil Ltda., through which ARCELOR holds the capital stock of Acesita S.A., will not be involved in the reorganization described herein. However, ARCELOR may in the future consider the transfer of its equity stake in Acesita S.A. to ARCELOR BRASIL.

The corporate reorganization comprises the following transactions:

(a)	conversion of all preferred shares issued by BELGO into an equal number of common shares (“Conversion”);

(b)	merger, by BELGO, of the holding companies, APSL ONPN Participações S.A. (“APSL”) and Arcelor Aços do Brasil Ltda. (“AAB”), controlled by ARCELOR, and owners of interests in CST and VEGA DO SUL (“AAB and APSL Mergers”); and

(c)	merger of CST shares by BELGO, transforming CST into a wholly owned subsidiary of BELGO (“Merger of CST Shares”, and the AAB and APSL Mergers and the Merger of CST Shares are hereinafter referred to as the “Restructuring”).

The Board of Directors and Audit Committee of each of BELGO and CST have already approved and given a favorable opinion on such transactions, at the meetings held on July 27, 2005, which approved the call of the relevant Shareholders Meetings to be held in the following order:

(a)	on September 8, 2005, it will be held (i) the Special Preferred Shareholders Meeting of BELGO for the prior authorization of the Conversion, and (ii) the Extraordinary Shareholders Meeting of BELGO to approve the Conversion and the AAB and APSL Mergers (which mergers will have already been approved by AAB and APSL shareholders); and

(b)	on September 12, 2005, the Extraordinary Shareholders Meeting of CST and BELGO to approve the Merger of CST Shares will be held.

Although the Conversion, the AAB and APSL Mergers and the Merger of CST Shares do not require a registration with the Brazilian Securities Commission (“CVM”), the Merger of CST Shares must be registered with the U.S. Securities and Exchange Commission (“SEC”), in the United States of America, due to the percentage of CST shares held by North-American investors. A prospectus on the transaction (Form F-4) will be therefore made available, simultaneously in Brazil and abroad, as soon as the registration is obtained with the SEC, which will be object of specific information to be provided to the market.

In addition, in accordance with the provisions of CVM Instructions No. 319/99 and 358/02, the main information regarding the Conversion, the AAB and APSL Mergers and the Merger of CST Shares is provided below.

1.	PURPOSES AND COSTS.

1.1.	Purposes. The Conversion, the AAB and APSL Mergers and the Merger of CST Shares aim at the following goals:

(a)	the transformation of ARCELOR BRASIL in the preferred platform for investments in South America and possibly in Central America: by combining its ownership of BELGO’s and CST’s operations, ARCELOR’s flat and long carbon steel investment plans for South America and possibly for Central America will be primarily concentrated in and implemented through the ARCELOR BRASIL;

(b)	alignment of shareholders’ interest: because CST will be wholly owned by ARCELOR BRASIL, is expected that the Restructuring will better align the interests of BELGO, CST and ARCELOR and that all of the ARCELOR BRASIL shareholders, including ARCELOR, will benefit as a result. It is expected that this alignment will eliminate potential conflicts of interests and create greater flexibility in several areas, such as capital expenditures, cash management and funding;

(c)	higher market capitalization and stock liquidity of ARCELOR BRASIL: BELGO and CST expects that immediately after the completion of the Merger of CST Shares, ARCELOR BRASIL will have the largest market capitalization among Latin American steel producers. In addition, the stock liquidity of ARCELOR BRASIL is expected to be larger than each of BELGO’S and CST’s individually. BELGO and CST expect the shares of ARCELOR BRASIL to be included in the main Brazilian and Latin American stock indexes;

(d)	better use of financial, operational and commercial synergies: the Restructuring should allow the reduction of financing, administrative, information technology and maintenance costs, the exchange of best practices and the increase of its overall negotiating power with materials and service providers. It is also expected that the combination of the entities will result in favorable tax synergies. BELGO and CST estimate that the total benefit resulting from these anticipated synergies and cost savings will average approximately R$165.000.000 per year, after 2006;

(e)	more balanced exposure to domestic and export markets: BELGO primarily serves the long-rolled steel and wire products markets in Brazil and Argentina, while CST’s production is mainly directed to other markets. As a consequence, ARCELOR BRASIL, after the Restructuring and the Conversion, will have a more balanced exposure between domestic and export markets; and

(f)	enhanced corporate governance practices of ARCELOR BRASIL: after the completion of the Reestructing, ARCELOR BRASIL intends to adopt enhanced corporate governance practices, including compliance with the standards established for listing a company in Level I, pursuant to the Corporate Governance Rule of the São Paulo Stock Exchange – Bovespa and tag along rights of 100% of the sale price in case of alienation of control pursuant to article 254 of Law 6,404/76. In addition, it is expected that Tarcelor brasil will have a single class of shares and it will prepare financial statements in accordance with the Brazilian, U.S. and European (International Financial Reporting Standards)generally accepted accounting practices.

1.2.	Costs. The Companies estimate that their aggregate cost on the corporate reorganization will average R$12.000.000, including expenses with publication, preparation of appraisal reports and economic and financial analysis, audit, appraisers, advisers and national and foreign counsels fees, filing with the SEC and other related expenses.

2. PRIOR BUSINESS AND CORPORATE ACTS.

ARCELOR, BELGO and CST have not performed any business or corporate acts among themselves in connection with the Conversion, the AAB and APSL Mergers and/or the Merger of CST Shares, except as disclosed in this public notice.

3.	NUMBER, TYPE AND CLASS OF SHARES TO BE ASSIGNED.

3.1.	Shares to be Assigned.

(a)	in the Conversion, each preferred share issued by BELGO will be converted into one of its common share;

(b)	in the AAB and APSL Mergers, (i) 1 (one) common share issued by BELGO will be assigned to each 0.93057 quotas of AAB; and (ii) 1 (one) common share issued by BELGO to each 8.52042 common shares issued by APSL. In case the Conversion is not implemented prior to the AAB and APSL Mergers (i) 0.55660 common share and 0,44340 preferred share issued by BELGO will be assigned to each 0.93057 quotas of AAB; and (ii) 0.55660 common share and 0.44340 preferred share issued by BELGO to each 8.52042 common shares issued by APSL; and

(c)	in relation to the Merger of CST Shares, 1 (one) common share issued by BELGO will be assigned to each 9.32 common or preferred shares issued by CST, irrespective of the implementation of the Conversion.

3.2. Fractional Shares. Fractional shares resulting from the replacement of the position of each shareholder of CST due to the Restructuring will be rounded down to the nearest whole number and the difference will be paid in cash by BELGO within 3 (three) business days from receipt of the funds resulting from the sale by BELGO, on the São Paulo Stock Exchange, of the shares corresponding to the set of fractions. Fractional shares issued by BELGO resulting from substitutions of positions of each quotaholders and shareholders of AAB and APSL will be adjusted among them.

3.3. Criteria Used to Determine the Exchange Ratios. The exchange ratio set forth both to the AAB and APSL Mergers and the Merger of CST Shares has been determined based on the economic and financial appraisals of the companies involved, pursuant to the same criteria of future profitability prospect, using the same basis date. For purposes of determining the exchange ratios, the Board of Directors of BELGO took into consideration the appraisal carried out by Deutsche Bank (qualified in section 11.1), while the Board of Directors of CST took into consideration the appraisal carried out by UBS (qualified in section 11.1). See, in this case, section 6 below and its subsections.

3.4 Reasons why the Transaction is Considered Equitable. The transaction is considered equitable as it treats equally the non-controlling (holders of preferred or common shares) and controlling shareholders of the involved companies, using valuations made at the same basis date and in each step of the Restructuring.

4.	POLITICAL AND EQUITY RIGHTS AND ADVANTAGES OF SHARES.

4.1.	Comparison of political and equity rights and advantages of shares. Political and equity rights and advantages of common and preferred shares issued by BELGO are different as regards to certain aspects of rights and advantages of AAB quotas and CST and APSL shares as follows:

Company	Share/Quota Type	Voting Right	Interest on Income/ Priority upon Liquidation	Tag Along*	Liquidation	Share Reimbursement Amount	Preemptive Right Exclusion
BELGO	Common	Yes	- Minimum Mandatory dividend of 25% on adjusted profit	80% of the sale price of the controlling voting shares	It is incumbent upon the Board of Directors to appoint the liquidator	Share amount in case of reimbursement is set forth based on the company’s equity amount	Shares, debentures convertible and/or warrants may be issued without preemptive right for former shareholders, pursuant to Art. 172 of the Corporation Law;
	Preferred	No	- Minimum Mandatory dividend of 25% on adjusted profit - Dividend 10% higher than that assigned to common shares - Priority on reimbursement, without premium, in case of liquidation of the company.	Not Applicable	Equal to common shares	Equal to common shares	Equal to common shares
CST	Common	Yes	- Minimum Mandatory dividend of 25% on adjusted profit	80% of the sale price of the controlling voting shares	It is incumbent upon common stock shareholders to appoint the liquidator	Share amount for reimbursement is set forth based on the company’s economic amount	Shares may be issued without preemptive right for former shareholders, in case the company grants call option to certain persons.
	Preferred	No	- Minimum Mandatory dividend of 25% on adjusted profit - Dividend 10% higher than that assigned to common shares - Priority on reimbursement, without premium, in case of liquidation of the company.	Not Applicable	Have no right to appoint the liquidator	Equal to common shares	Equal to common shares
APSL	Common	Yes	- Minimum Mandatory dividend of 25% on adjusted profit	Not applicable.	It is incumbent upon common stock shareholders to appoint the liquidator	Share amount in case of reimbursement is set forth based on the company’s equity amount	Not Applicable
AAB	Quota	Yes	Profits are distributed as determined by	Not Applicable	In case of liquidation any partner may	Quota amount in case of reimbursement is	Not Applicable

the shareholders representing the majority of the capital stock	indicate the liquidator	set forth based on the company’s equity amount

* Right of joint sale in case of alienation of the control, pursuant to Art. 254-A of Law 6.404/76.

4.2.  Modification of Preferred Shareholders Rights. In the Merger of CST Shares, the

CST preferred shareholders will become BELGO common shareholders, and their rights will be modified according to the table above. AAB and APSL do not have preferred shares.

4.3.  Profit Sharing of Year 2005. The shares to be issued by BELGO as result of the Restructuring will have full right to all dividends and interest on net equity to be declared as of their date of issuance.

5. SHARES TO BE RECEIVED BY PREFERRED SHAREHOLDERS.

In view of the objective of implementing a corporate structure with only one class of share, with equal rights, including the voting right, for purposes of increasing liquidity, improving corporate governance practices, and granting tag along rights for all shareholders of 100% of the price of alienation of control, according to article 254-A of Law 6,404/76. AAB and APSL do not have preferred shares.

6. CALCULATION OF EXCHANGE RATIOS AND NET EQUITY APPRAISAL CRITERIA

6.1. Accounting and Book Appraisal. For the purposes of increasing BELGO capital stock as a result of the Restructuring, the net equity of AAB and APSL to be merged by BELGO have been appraised at the book value and CST shares to be merged by BELGO have been appraised at book value. Such valuations have been based on the balance sheets of AAB, APSL and CST prepared on May 31, 2005, audited by Deloitte, Touche Tohmatsu Auditores Independentes, with APSL´s appraisal being adjusted to reflect APSL´s capital increase in the amount of R$248,858,480.00, made on June 3, 2005, resulting in the issuance of 2,262,349,818 new common shares of APSL for purposes of acquiring 2,721,968,485 common shares issued by CST, according to the subsequent events described in the accounting appraisal. These appraisals have been made by AFAS (qualified in section 11.1), subject to the ratification of BELGO Extraordinary Shareholders Meetings to be held for approval of AAB and APSL Mergers and the Merger of Shares. T he appraisals made by AFAS determined the amounts of R$2,462,278,972.38 for AAB net equity, R$539,917,924.01 for APSL net equity and R$3,411,594,514.39 for the shares issued by CST that are part to the Merger of Shares.

6.2. Appraisal Based on the Future Profitability Prospect. Pursuant to the provisions of section 3.3, Deutsche Bank (qualified in section 11.1) has been retained by BELGO to carry out the appraisal of AAB, APSL, CST and BELGO based on their future profitability prospect. Such appraisals resulted in the following range: (a) R$1,155.83 to R$1,390.23 per lot of one thousand quotas of AAB; (b) R$126.84 to R$150.93 per lot of one thousand common shares issued by APSL; (c) R$115.95 to R$138.00 per lot of one thousand shares issued by CST; and (d) R$1,104.31 to R$1,267.05 per lot of one

thousand shares issued by BELGO. Likewise, UBS (also qualified in section 11.1) prepared, at the request of CST administration, economic and financial appraisals also based on the future profitability prospect of CST (pursuant to section 9.4.2) and BELGO. Such appraisals resulted in the following ranges: (a) R$102.74 to R$123.38 per lot of one thousand shares issued by CST; and (b) R$1,028.72 to R$1,197.93 per lot of one thousand shares issued by BELGO. Deutsche Bank and UBS appraisals basis date is May 31, 2005, provided that the appraisals of APSL and BELGO prepared by Deutsche Bank took into consideration APSL´s capital increase made on June 3, 2005, for purposes of the acquisition by APSL of 2,721,968.485 common shares issued by CST and AAB and APSL Mergers.

6.3. Net Equity Value at Market Prices (Liquidation Value). For the purposes of article 264 of the Law 6,404/76, the net equity of AAB, APSL, CST and BELGO have been appraised by APSIS, a specialized company, qualified in section 11.1, pursuant to the same criteria and date, May 31, 2005, adjusted to reflect, in case of APSL and BELGO, APSL´s capital increase made on June 3, 2005, for purposes of the acquisition by APSL of 2,721,968,485 common shares issued by CST and AAB and APSL Mergers.

6.3.1 Exchange Ratio Based on the Net Equity Value at Market Prices (Liquidation Value). For the purposes of article 264 of Law 6,404/76 and without prejudice to the exchange ratio established in item 3 (b) and (c), it is informed that in accordance with the appraisal report prepared by APSIS based in the net equity at market prices (liquidation value) resulted in the following exchange ratio: (a) 1 (one) share issued by BELGO for 0,812154 AAB quotas; (b) 1 (one) share issued by BELGO for 6,929735 APSL shares; and (c) 1 (one) share issued by BELGO for 7,790463 shares issued by CST.

6.4. Treatment of Succeeding Equity Variations. The basis date of the transaction is May 31, 2004. The equity variations occurring after such date, and up to the date AAB and APSL Mergers are implemented will be absorbed by BELGO. In case of the Merger of CST Shares, CST equity variations (proportional to the merged shares) occurred between the basis date of the book value appraisal report, that is, May 31, 2005, and the date of the shareholders meeting to be held for approval of the Merger of CST Shares will be accounted by BELGO as a result of the equity adjustment.

6.4.1. Treatment of CST Revaluation Reserve. Considering that BELGO and its controlled companies have no asset revaluation reserve and that CST, on the other hand, accounts such reserve, and in order to meet the uniformity and consistency of accounting principles also included in section 46 and 54 of the Statement of IBRACON approved by CVM Resolution No. 183/95, the revaluation reserve of CST will be reversed after the Merger of CST Shares, considered as such in all appraisal reports.

6.5. Treatment of Shares/Quotas held in Treasury. There are no quotas of AAB, shares of APSL and shares of CST held in their respective treasury. The 68,300,000 preferred shares issued by BELGO and held in treasury have not been taking into account for purposes of the appraisals of the Restructuring.

7. SOLUTION AS TO THE SHARES OF THE CAPITAL OF ONE COMPANY HELD BY THE OTHER.

As of this date, there are no quotas of AAB or shares issued by APSL or CST held by BELGO or vice-versa. The shares that BELGO will hold in CST as a result of the AAB and APSL Mergers shall remain owned by BELGO.

8. BELGO CAPITAL STOCK COMPOSITION AND CORPORATE STRUCTURE UPON

RESTRUCTURING.

8.1. Composition of BELGO´s Capital Stock. The subscribed capital stock of BELGO is currently represented by 7,084,129,297 registered shares, with no par value, of which 3,905,001,336 are common shares and 3,179,127,961 are preferred shares, in a total amount in R$3,000,000,000.00. As a result of the corporate restructuring, the capital stock of BELGO may be subject to the following changes:

(a)	in case the Conversion is effective, the subscribed capital stock will be represented by 7,084,129,297 common shares;

(b)	in case of the AAB and APSL Mergers, the subscribed capital stock of BELGO in the amount of R$6,002,196,896,39 will be represented by 9,939,728,516 common shares (or, in case the Conversion is not implemented, by 5,494,424,096 common shares and 4,445,304,420 preferred shares); and

(c)	in case of the Merger of CST Shares, the subscribed capital stock of BELGO will be R$9,413,791,410.78 represented by 13,020,076,590 common shares (or, in case the Conversion is not implemented, by 8,574,772,170 common shares and 4,445,304,420 preferred shares).

9.  REIMBURSEMENT AMOUNT OF SHARES HELD BY DISSENTING SHAREHOLDERS

9.1. Appraisal Rights. As described below, appraisal rights will be assured to

BELGO preferred shareholders in connection with the Conversion and BELGO and CST common and preferred shareholders, in connection with the Merger of Shares, who disagree with or abstain themselves to vote, or who do not attend the relevant Extraordinary Shareholders Meeting (“Dissenting”), and who vote against the Merger of Shares, within thirty (30) days after the publication of the respective minutes of the Extraordinary Shareholders Meeting that approved the respective merger. The payment of the respective reimbursement will depend upon effective completion of the transaction pursuant to the provisions of article 230 of the Law 6,404/76 and will be made by the applicable company until the third business day following the effective date. The reimbursement of the share value will only be assured in relation to the shares that the shareholder is evidenced as the owner on the publication date of this public notice, pursuant to article 137 of the Corporation Law.

9.2. Dissenting Shareholders with respect to the Conversion. Upon the Conversion, the Dissenting preferred shareholders of BELGO with respect to the resolution will be entitled to appraisal rights, at the book value of R$493,68 per share, pursuant to the last balance sheet approved by BELGO Shareholders Meeting, that is, December 31, 2004. The right to request the preparation of a special balance sheet of BELGO, pursuant to the provisions of §2nd of article 45 of the Law 6,404/76, will be assured to the Dissenting shareholder of BELGO that timely and formally manifested its decision to exercise the appraisal right. In this case, after the term established to reconsider the Conversion in accordance with §3rd of article 137 of the Corporation Law, the shareholder will receive 80% of the reimbursement amount, and the balance, if any, will be paid within one hundred and twenty days (120) from the date of Shareholders Meeting.

9.3. Dissenting Shareholders with respect to the AAB and APSL Mergers. BELGO shareholders will not be entitled to appraisal rights due to AAB and APSL Mergers. AAB partners and APSL shareholders have already agreed with these transactions and, therefore, they are not entitled to the appraisal rights.

9.4. Dissenting Shareholders with respect to the Merger of CST Shares. BELGO and CST shareholders may exercise their appraisal rights due to the Merger of CST Shares by means of reimbursement of their respective share value.

9.4.1. BELGO Dissenting Shareholders. The dissenting shareholders of BELGO will be entitled to the reimbursement of their shares at the value of R$493,68 per lot of one thousand shares, pursuant to the last balance sheet approved at BELGO Shareholders Meeting, that is, December 31, 2004. As provided for in section 9.2, BELGO Dissenting shareholders will be entitled to request the preparation of special balance sheet of BELGO.

9.4.2. CST Dissenting Shareholders. The Dissenting shareholders of CST will be entitled to the reimbursement of their shares based on the economic value of CST, at the value of R$123 per lot of one thousand shares, according to the economic appraisal prepared by UBS (see section 6.2). These shareholders may choose to have the reimbursement amount based on the net equity at market prices (liquidation value), which is equal to R$122,45 per lot of one thousand shares, pursuant to APSIS appraisal (see item 6.3) .

The engagement of UBS and its respective report on account of the appraisal rights must be ratified by CST Extraordinary Shareholders Meeting that approves the Merger of CST Shares pursuant to article 45, §4th of the Law 6;404/76.

10. NON-ACCOUNTED CONTINGENCY LIABILITIES.

There is no knowledge of any material liability not accounted for on the balance sheet of AAB or APSL that will be transferred by BELGO as successor due to AAB and APSL Mergers.

11. SPECIALIZED COMPANIES INVOLVED.

11.1. Identification of Specialized Companies Involved.

(a)	Accounting and Book Value Appraisal: Afas Adviser Consultores Associados Ltda., a company with head office at Rua Manoel da Nóbrega, 1280, 10th floor, in the capital of the State of São Paulo, enrolled with the Corporate Taxpayer Registry under No. 66.050.410/0001-55, and with the Regional Accountants Board under No. 2SP016333/0-0 (“AFAS”);

(b)	Appraisal of the Net Equity at Market Prices (Liquidation Value): Apsis Consultoria Empresarial S/C Ltda., a company with head office at Rua São José 90, grupo 1.802, in the capital of the State of Rio de Janeiro, enrolled with the Corporate Taxpayer Registry under No. 27.281.922/0001-70 (“APSIS”);

(c)	Economic and Financial Appraisal of BELGO and CST

        (c.1) Company Engaged by BELGO: Deutsche Bank Securities, Inc., a company with head office 60 Wall Street, New York, New York, United States of America, (“Deutsche Bank”); and

         (c.2) Company Engaged by CST: Banco UBS S.A., a company with head office at Avenida Jucelino Kubitschek, 50, 6º andar, São Paulo, São Paulo, inscrita no Cadastro Nacional de Pessoa Jurídica do Ministério da Fazenda sob o nº 30.131.502/003 -84 (“UBS”).

11.2. Statement of Non Existence of Conflict of Interest. AFAS, APSIS, Deustche Bank and UBS, in charge with the preparation of the appraisal reports and economic and financial analysis, state that there is no conflict of interest or community of interests, effective or potential, with AAB, APSL, CST, BELGO, ARCELOR, or minority shareholders, nor as well in connection with the Conversion or Restructuring.

12. APPROVAL OF REGULATORY AUTHORITIES.

12.1. SEC Registration. The Merger of CST Shares, and the succeeding issue of new shares by BELGO, is subject to the granting of the applicable registration at SEC.

13. OTHER RESTRUCTURING CONDITIONS.

13.1. Connected Transactions. Taking into account the objective of the Restructuring, all resolutions taken regarding to AAB and APSL Mergers and the Merger of CST Shares are connected and essential to the Restructuring. Therefore, in case the Merger of CST Shares fails to be approved or is reconsidered pursuant to article 137, §3rd of the Law 6,404/76, all resolutions taken in relation to the Restructuring shall be considered, for that purpose, ineffective.

13.2. Trading at Bovespa. As a result of the practices set forth by Bolsa de Valores de São Paulo – Bovespa, the shares issued by BELGO in the context of the Merger of CST Shares will be traded under CST ticker until the Merger of CST Shares is ratified by the management of both BELGO and CST upon expiration of the term to exercise the appraisal rights, or until the term of 10 (ten) days set forth in article 137, §3rd of the Law 6,404/76 has elapsed without calling a new meeting.

13.3. Future Business Plans. In case the Restructuring is approved and, if after the legal term has elapsed, the shareholders of each CST and BELGO fail to reconsider the Restructuring, it is expected: (a) to delist CST as a publicly-held company; (b) to amend BELGO denomination to ARCELOR BRASIL S.A.; (c) to amend ARCELOR BRASIL by-laws, particularly with the intention to comply with the governance requirements corresponding to Level I of Bovespa; (d) to change the composition of the board of directors of ARCELOR BRASIL; and (e) to change the composition of the board of officers of ARCELOR BRASIL.

14. RESTRUCTURING DOCUMENTS.

14.1. Documents Available. It shall be available at BELGO website

(www.belgo.com.br) all documents of the Conversion, AAB and APSL Mergers and the Merger of CST Shares (such as protocol and justification, reports, prospect, among others). CST website (www.cst.com.br) will also make available all documentation in connection with the Merger of CST Shares. Copy of such material will be also available at the website of CVM (www.cvm.gov.br) and of Bolsa de Valores do Estado de São Paulo (www.bovespa.com.br), as of this date. The shareholders who wish to review and analyze the documents at the Companies’ head offices must make an appointment to visit the respective Investors Relation departments of BELGO (telephone (31) 3219-1420) and CST (Telephone (27) 3348-1333).

Belo Horizonte, July 28, 2005

ARCELOR

COMPANHIA SIDERÚRGICA DE TUBARÃO	COMPANHIA SIDERÚRGICA BELGO-MINEIRA

Leonardo Dutra de Moraes Horta (Business-Finance and Investors Relation Officer)	Carlo Panunzi (CEO and Finance and Investors Relation Officer)